

Computer-generated rendering of INCB18424 and a JAK (janus kinase) enzyme

THE DRIVE TO DISCOVER.
THE EXPERIENCE TO DELIVER.

INCYTE

Annual Report 2009

MATURING PIPELINE

Target	INCYTE Product	Indication	Phase I	Phase II	Phase III
ONCOLOGY					
JAK	**INCB18424 (oral)**[1]	Myelofibrosis			●
		PV / ET		●	
		Other hematologic tumors		●	
Sheddase	**INCB7839**	Breast cancer		●	
cMet	**INCB28060**[2]	Solid cancers	●		
IDO	**INCB24360**	Oncology	●		
INFLAMMATION					
JAK	**INCB28050**[3]	Rheumatoid Arthritis		●	
JAK	**INCB18424 (topical)**	Psoriasis		●	
DIABETES/METABOLISM					
HSD1	**INCB13739**	Type 2 diabetes		●	

[1]Novartis: out-licensed ex-US rights, Incyte retained US rights [2]Novartis: out-licensed worldwide rights [3]Lilly: out-licensed worldwide rights

About INCB18424

INCB18424, an oral JAK1/JAK2 inhibitor, is our lead compound in clinical development and has the potential to be the first therapy approved in the US for the treatment of myelofibrosis (MF). MF is a life-threatening condition and considered to be the most serious of the myeloproliferative neoplasms, a group of closely related blood disorders that lead to abnormal numbers or function of blood cells.


COMFORT
Controlled Myelofibrosis Study
with Oral JAK Inhibitor Treatment

In 2009, we launched two Phase III registration trials for INCB18424 in MF: COMFORT-I in the US and COMFORT-II in Europe. Patient recruitment for COMFORT-I has been completed and the trial is expected to include over 280 patients. COMFORT-II is fully enrolled and includes approximately 220 patients. Both studies are expected to be completed in 2010.

To Our Shareholders:

2009 proved to be a transformative year for Incyte

We advanced our lead product candidate into Phase III registration trials, formed development and commercialization alliances with two top-tier pharmaceutical companies and significantly strengthened our financial position. These achievements have **accelerated our transition** from a productive R&D organization to an emerging pharmaceutical company that is preparing to market its first product.

In 2010, we intend to build on this progress and move closer to our goal of becoming a successful commercial business driven by strong science.

JAK inhibitors: Focusing on our near-term opportunity

Our most advanced product candidate is the oral **JAK (janus kinase)** inhibitor **INCB18424 ('424)** which has the **potential to be the first approved therapy in the United States for myelofibrosis (MF)**, one of several disorders known as **myeloproliferative neoplasms (MPNs)**. MF is a disabling, often life-threatening condition characterized by abnormal blood-cell production and fibrosis of the bone marrow. The need for an effective treatment is urgent.

Last year, '424 entered two Phase III registration trials—**COMFORT-I** in the US and **COMFORT-II** in Europe. We expect these studies to be completed in 2010. If the results are positive, we intend to file a New Drug Application in the US in 2011.

In anticipation of the potential approval of '424, **we have recruited a core marketing team with experience in commercializing new oncology products**. The team is conducting extensive market research to sharpen our understanding of treatment practices in MF and is also evaluating the commercial opportunity for '424 as a potential treatment for two other **MPNs: polycythemia vera (PV)** and **essential thrombocythemia (ET)**, where '424 has also shown clinical benefits in a Phase II single-arm trial.

The JAK pathway is implicated in a number of pathologies and we believe that inhibitors of these enzymes may prove efficacious in treating not only MPNs, but also other hematological malignancies and solid tumors. JAK inhibitors have also been shown to be of potential value in treating several inflammatory and autoimmune conditions.


"In the ongoing Phase II trial, INCB18424 continues to provide durable and previously unachievable clinical benefits in patients with myelofibrosis. It is equally gratifying to see significant clinical activity in patients with advanced polycythemia vera and essential thrombocythemia."
Srdan Verstovsek, M.D., Ph.D., Associate Professor, Leukemia Department, Myeloproliferative Disorders Program Leader, M.D. Anderson Cancer Center.
Dr. Verstovsek is serving as the principal investigator for the '424 MPN clinical programs.

New alliances: Expanding our efforts in MPN and beyond

Given the breadth of the opportunity with JAK inhibitors, we have secured two strong corporate alliances to expedite and support our own efforts. The first is with Novartis for oral '424 for hematology-oncology indications; the second is with Lilly for our JAK inhibitor INCB28050 ('050) for inflammatory and autoimmune diseases.

Novartis is a global pharmaceutical company and recognized leader in the commercialization of novel oncology drugs. As was our goal, **we have retained exclusive development and commercialization rights for '424** for hematology and oncology indications in the US, while Novartis has assumed responsibility for the compound in hematology-oncology indications outside of the US. Through this alliance, we have already received $210 million in up-front and milestone payments and may receive over $1 billion in additional payments as well as potential tiered, double-digit royalties on future ex-US sales of '424.

With this alliance now in place, **we can accelerate our efforts to develop '424 in multiple indications**. This year, in addition to progressing '424 in PV and ET, we plan to evaluate '424 in children with leukemia, other hematological malignancies and solid tumors in collaboration with the Children's Oncology Group of the National Cancer Institute. Other possible indications that we may pursue include acute myeloid leukemia as well as other hematological malignancies and possibly solid tumors.

Our collaboration with Novartis also includes our oral **c-MET inhibitor, INCB28060 ('060)**, for various cancers. Novartis will assume responsibility for worldwide development of '060 following completion of a Phase I/II study already under way. We have retained a co-development and co-promotion option and will receive royalties on any potential future sales of '060.

Our alliance with Lilly, a global pharmaceutical company with a commitment to expand its presence in inflammation, is for **worldwide rights to develop and commercialize '050 as an oral treatment for inflammatory and autoimmune diseases**. In exchange, we have received an initial payment of $90 million and are eligible to receive up to $665 million in additional

"By successfully completing our equity and convertible senior note offering in 2009, we strengthened our balance sheet and removed a significant financial overhang from the Company. Additionally, with the completion of two collaborative agreements in the fourth quarter, we are in a strong position to advance our pipeline and prepare for the potential launch of INCB18424 in myelofibrosis."

Dave Hastings, *Executive Vice President and Chief Financial Officer, Incyte*



potential development, regulatory, and commercialization milestones, as well as tiered, double-digit royalty payments on future global sales with rates ranging up to twenty percent if a product is successfully commercialized. We also hold a **co-development option** that can be exercised at the initiation of Phase IIb clinical testing on a compound-by-compound and indication-by-indication basis. If we elect to exercise our co-development option, we will fund 30% of all future global development costs through regulatory approval and would receive **an incremental royalty rate increase ranging up to the high twenties** on potential future global sales.

Because we see a potential place for '050 in treating not only rheumatoid arthritis, but also multiple other inflammatory conditions including inflammatory bowel disease, psoriasis and vertebral-joint diseases known as spondyloarthropathies, we view the co-development option we received as an important mechanism for building shareholder value.

Drug discovery: Sustaining a core competency

Notwithstanding the focus on our JAK inhibitors and despite the financial challenges of 2009, we have **retained our core competency in drug discovery**. This year we expect to advance into human testing our IDO (indoleamine 2,3-dioxygenase) inhibitor for solid tumors and select a second compound for a new oncology target. These compounds follow others that have already progressed into Phase II including our **sheddase inhibitor, INCB7839**, for breast cancer, our **11ß-HSD1 inhibitor, INCB13739**, for type 2 diabetes and **topical INCB18424** for psoriasis.

A new capital structure: Financing the future

In 2009, we increased our cash position and financial "runway" and ended the year with **pro forma cash, cash equivalents, and marketable securities of $465 million**, including the impact of the February 2010 redemption of our remaining 3½% convertible senior and subordinated notes due in 2011. This improved capital structure was the result of a public offering of common stock and a private placement of new convertible senior notes with net proceeds of over $500 million.


"As the first JAK inhibitor to enter clinical trials in MF, '424 is currently well ahead of other JAK inhibitor compounds in development. As important as our first-to-market position could be, the clinical benefits seen with '424 suggest that the compound could also become the standard-of-care -- first in MF and later in PV and ET."
Pat Andrews, Executive Vice President and Chief Commercial Officer, Incyte

Our 2010 agenda: Sustaining Incyte's momentum

Some of our key goals in 2010 include:

- complete the Phase III trials of '424 in MF and, with positive results, prepare a New Drug Application for submission to the Food and Drug Administration (FDA);
- broaden the indications for '424, first in PV, then ET, once we have reached an understanding with regulators on the best path forward;
- initiate the pediatric trial of '424 with the Children's Oncology Group;
- finish the current Phase II trial of '050 in rheumatoid arthritis and decide whether to exercise our co-development option in a Phase IIb trial with Lilly;
- conduct the Phase I/II trial of '060 in cancer and transfer the program to Novartis for continued development;
- conclude the Phase II trial of INCB7839 in breast cancer in preparation for discussing registration requirements with the FDA;
- advance both the IDO inhibitor and a second new compound for cancer into human testing; and,
- build and invest in marketing and medical affairs to ensure a rapid and successful launch of our first product.

In closing, I want to thank our employees for their achievements in 2009, which continue to be distinguished by rigorous science, effective teamwork and disciplined program execution. Their productivity and competence give me confidence we can deliver significant and sustainable shareholder value in 2010 and in future years.

Sincerely,



Paul A. Friedman, M.D.
President and Chief Executive Officer
April 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-27488

INCYTE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State of other jurisdiction of incorporation or organization)	**94-3136539** (IRS Employer Identification No.)
Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, DE 19880 (Address of principal executives offices)	**(302) 498-6700** (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $.001 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates (based on the closing sale price on The NASDAQ Global Market on June 30, 2009) was approximately $279.6 million.

As of February 26, 2010 there were 120,578,115 shares of Common Stock, $.001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16(a) Beneficial Ownership Reporting Compliance), 11, 12, 13 and 14 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2010 Annual Meeting of Stockholders to be held on May 18, 2010.

Table of Contents

Item 1. ***Business***

This report contains forward-looking statements that involve risks and uncertainties. These statements relate to future periods, future events or our future operating or financial plans or performance. These statements can often be identified by the use of forward-looking terminology such as "expects," "believes," "intends," "anticipates," "estimates," "plans," "may," or "will," or the negative of these terms, and other similar expressions. These forward-looking statements include statements as to:

- *the discovery, development, formulation, manufacturing and commercialization of our compounds and our product candidates;*
- *focus on our drug discovery and development efforts;*
- *conducting clinical trials internally, with collaborators, or with clinical research organizations;*
- *our collaboration and strategic relationship strategy; anticipated benefits and disadvantages of entering into collaboration agreements;*
- *our licensing, investment and commercialization strategies;*
- *the regulatory approval process, including determinations to seek U.S. Food and Drug Administration and other international health authorities approval for, and plans to commercialize, our products in the United States and abroad;*
- *the safety, effectiveness and potential benefits and indications of our product candidates and other compounds under development; potential uses for our product candidates and our other compounds;*
- *the timing and size of our clinical trials; the compounds expected to enter clinical trials; timing of clinical trial results;*
- *our ability to manage expansion of our drug discovery and development operations;*
- *future required expertise relating to clinical trials, manufacturing, sales and marketing;*
- *obtaining and terminating licenses to products, compounds or technology, or other intellectual property rights;*
- *the receipt from or payments pursuant to collaboration or license agreements resulting from milestones or royalties; the decrease in revenues from our information product-related activities;*
- *plans to develop and commercialize products on our own;*
- *plans to use third party manufacturers;*
- *expected expenses and expenditure levels; expected uses of cash; expected revenues and sources of revenues;*
- *expected losses; fluctuation of losses;*
- *our profitability; the adequacy of our capital resources to continue operations;*
- *the need to raise additional capital;*
- *the costs associated with resolving matters in litigation;*
- *our expectations regarding competition;*
- *our investments, including anticipated expenditures, losses and expenses;*
- *our patent prosecution and maintenance efforts; and*
- *our indebtedness, and debt service obligations.*

These forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from those projected and include, but are not limited to:

- *our ability to discover, develop, formulate, manufacture and commercialize a drug candidate or product;*
- *the risk of unanticipated delays in research and development efforts;*
- *the risk that previous preclinical testing or clinical trial results are not necessarily indicative of future clinical trial results;*
- *risks relating to the conduct of our clinical trials;*
- *changing regulatory requirements;*
- *the risk of adverse safety findings;*
- *the risk that results of our clinical trials do not support submission of a marketing approval application for our product candidates;*
- *the risk of significant delays or costs in obtaining regulatory approvals;*
- *risks relating to our reliance on third party manufacturers, collaborators, and clinical research organizations;*
- *risks relating to the development of new products and their use by us and our current and potential collaborators;*
- *risks relating to our inability to control the development of out-licensed drug compounds or drug candidates;*
- *risks relating to our collaborators' ability to develop and commercialize product candidates;*
- *costs associated with prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights;*
- *our ability to maintain or obtain adequate product liability and other insurance coverage;*
- *the risk that our product candidates may not obtain or maintain regulatory approval;*
- *the impact of technological advances and competition;*
- *the ability to compete against third parties with greater resources than ours;*
- *risks relating to changes in pricing and reimbursements in the markets in which we may compete;*
- *competition to develop and commercialize similar drug products;*
- *our ability to obtain patent protection and freedom to operate for our discoveries and to continue to be effective in expanding our patent coverage;*
- *the impact of changing laws on our patent portfolio;*
- *developments in and expenses relating to litigation;*
- *our ability to in-license potential drug compounds or drug candidates or other technology;*
- *our substantial leverage and limitations on our ability to incur additional indebtedness and incur liens on our assets imposed by our debt obligations;*
- *our ability to obtain additional capital when needed;*
- *fluctuations in net cash used by investing activities;*

- *our history of operating losses; and*
- *the risks set forth under "Risk Factors."*

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by federal securities laws, we undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

In this report all references to "Incyte," "we," "us," "our" or the "Company" mean Incyte Corporation and our subsidiaries, except where it is made clear that the term means only the parent company.

Incyte is our registered trademark. We also refer to trademarks of other corporations and organizations in this Annual Report on Form 10-K.

Overview

Incyte is a drug discovery and development company focused on developing proprietary small molecule drugs to treat serious unmet medical needs. We have a broad pipeline with programs focused primarily in the areas of oncology and inflammation. We focus our efforts on clinical programs that we believe have the greatest likelihood of creating near-and long-term value and on compounds that we believe a company of our size can effectively develop and commercialize on its own, or that we can further develop and commercialize through strategic relationships.

Our highest priority programs involve our janus kinase (JAK) inhibitors, which include oral INCB18424 for hematologic and oncology indications and oral INCB28050 for chronic inflammatory and autoimmune diseases. Oral INCB18424 is in Phase III development as a treatment for myelofibrosis, the most advanced of the myeloproliferative neoplasms, and Phase II development for two of the other myeloproliferative neoplasms, polycythemia vera and essential thrombocythemia. We recently established a collaboration for this program with Novartis International Pharmaceutical Ltd. Novartis received exclusive development and commercialization rights outside of the United States to INCB18424 for hematologic and oncology indications, including all hematological malignancies, solid tumors and myeloproliferative diseases. We retained exclusive development and commercialization rights to INCB18424 in the United States and in certain other indications.

Oral INCB28050 is in Phase II development for rheumatoid arthritis. We recently established a collaboration for this program with Eli Lilly and Company. Lilly received exclusive worldwide development and commercialization rights to INCB28050. We retained a co-development and co-promotion option. We believe these strategic relationships increase the likelihood of the successful development and commercialization of these compounds.

Our pipeline includes the following compounds:

Target/Drug Compound	Indication	Development Status
JAK1/2		
INCB18424(1)	Myelofibrosis	Phase III
INCB18424(1)	Polycythemia Vera/Essential Thrombocythemia	Phase II
INCB18424(1)	Other Hematologic Tumors	Phase I/II
INCB18424(2)	Psoriasis	Phase IIb
INCB28050(3)	Rheumatoid Arthritis	Phase II
c-MET		
INCB28060(4)	Solid Cancers	Phase I
Sheddase		
INCB7839	Breast Cancer	Phase II
IDO		
INCB24360	Oncology	IND Cleared
HSD1		
INCB13739	Type 2 Diabetes	Phase IIb

(1) We licensed rights outside the United States to Novartis and retained U.S. rights
(2) This compound is a topical formulation; all others are an oral formulation
(3) We licensed worldwide rights to Lilly and retained a co-development and co-promotion options
(4) We licensed worldwide rights to Novartis and retained a co-development and co-promotion options

Clinical Pipeline

Our pipeline includes compounds in various stages of development, primarily in the areas of oncology and inflammation.

JAK Program for Myeloproliferative Neoplasms, Other Hematologic Malignancies and Cancers, and Inflammation

The JAK family is composed of four tyrosine kinases—JAK1, JAK2, JAK3 and Tyk2—that are involved in signaling triggered by a number of cytokines and growth factors. JAKs are central to a number of biologic processes, including the formation and development of blood cells and the regulation of immune functions. Excessive signaling through the JAK pathways is believed to play a critical role in a number of disease states, including myeloproliferative neoplasms and other malignancies and cancers, and inflammatory conditions such as rheumatoid arthritis and psoriasis. Myeloproliferative neoplasms are a closely related group of blood diseases that lead to the overproduction of blood cells and/or to the production of blood cells that do not function properly. These diseases include myelofibrosis, polycythemia vera and essential thrombocythemia.

We have discovered multiple potent, selective and orally bioavailable JAK inhibitors that are selective for JAK1 and JAK2 from several distinct chemical scaffolds. Our lead JAK inhibitor for hematologic and oncology indications, INCB18424, is in Phase III development for myelofibrosis and Phase II development for polycythemia vera and essential thrombocythemia. It is also in Phase II development as a topical treatment for psoriasis. Our lead JAK inhibitor for inflammation, INCB28050, is currently in Phase II development as an oral treatment for rheumatoid arthritis.

Myelofibrosis. In July 2009, we obtained a Special Protocol Assessment from the U.S. Food and Drug Administration, or FDA, for the Phase III registration trial for INCB18424 for myelofibrosis. This Phase III trial is a double-blind, placebo-controlled trial, and is expected to include over 90 clinical sites in the United States, Canada and Australia and approximately 240 patients with primary myelofibrosis, post-polycythemia vera myelofibrosis, and post-essential thrombocythemia myelofibrosis. We began screening and enrolling patients for this Phase III trial in September 2009.

In the Phase II trial for myelofibrosis, INCB18424 provided marked and durable reductions in enlarged spleens, a condition known as splenomegaly that affects the majority of these patients. Patients in this trial treated with INCB18424 also showed clinically meaningful improvements in the symptoms of myelofibrosis, including reductions in fatigue, night sweats, pruritus, abdominal discomfort, poor appetite and cachexia. These data served as the basis for the clinical design of the Phase III program.

The primary endpoint in this Phase III trial is the proportion of patients achieving at least 35% reduction in spleen volume, as measured by magnetic resonance imaging, or MRI, at 24 weeks. In the ongoing Phase II trial over 50% of these treated patients receiving 15 mg and 25 mg twice-daily doses achieved at least a 50% reduction in palpable spleen length. In our Phase II trial we also measured spleen volume by MRI in a subset of patients, and established that half of these patients treated with INCB18424 achieved at least a 33% reduction in spleen volume compared to baseline after six months.

Under our collaboration with Novartis we have a second Phase III trial for INCB18424 in Europe which began enrolling patients in June 2009. This trial is designed based on scientific advice from the European Medicines Agency, or EMA, and is fully enrolled, with over 200 patients with primary myelofibrosis, post-polycythemia vera myelofibrosis, and post-essential thrombocythemia myelofibrosis at approximately 65 clinical sites in 10 countries. The trial is an open-label study designed to evaluate the efficacy, safety and tolerability of INCB18424 as compared to the best-available therapy. The primary efficacy endpoint in the European Phase III trial is also the proportion of patients achieving at least 35% reduction in spleen volume from baseline at 48 weeks.

We have received orphan drug status from the FDA for INCB18424 as a treatment for myelofibrosis and orphan medicinal product designation from the EMA for INCB18424 for the treatment of chronic idiopathic myelofibrosis and also for the treatment of myelofibrosis secondary to polycythemia vera or essential thrombocythemia.

Polycythemia Vera and Essential Thrombocythemia. In 2008, we began a dose-ranging Phase II trial in advanced polycythemia vera and essential thrombocythemia for patients who were either refractory or intolerant to hydroxyurea to evaluate INCB18424 in these patients. This Phase II trial included over 70 patients at six clinical sites in the United States and Europe. Results presented in December 2009 showed that treatment with INCB18424 provided significant clinical benefits in patients with advanced polycythemia vera and essential thrombocythemia, including normalization of blood counts, normalization of hematocrit without the need for phlebotomy, rapid and durable reductions in enlarged spleens as well as rapid and durable reductions in symptoms, particularly pruritus. We intend to discuss with the FDA regulatory requirements for approval of INCB18424 first in polycythemia vera.

Rheumatoid Arthritis. We have a second JAK1/JAK2 inhibitor, INCB28050, which is our lead compound for inflammation and is now subject to our collaboration with Lilly. INCB28050 is currently being evaluated in a six-month double-blind placebo-controlled dose-ranging Phase II trial involving over

120 patients with active rheumatoid arthritis who have had inadequate response to currently available disease modifying therapies. Three-month results for efficacy and safety from this study are expected in the first half of 2010 and six-month results are expected in the second half of 2010. Based on these results, we expect to decide if we want to exercise our option to co-develop INCB28050 with Lilly in this indication.

Psoriasis. In September 2008, we announced results from a completed 28-day Phase IIa dose-escalation trial with topical INCB18424, involving 28 patients with mild-to-moderate psoriasis along with preliminary top-line results from an ongoing 28-day sub-total inunction trial. These results showed that topical INCB18424 in mild-to-moderate psoriasis patients was well tolerated at all doses tested and significantly improved overall total lesion score (thickness, erythema, and scaling). In addition to the safety and efficacy results, transcriptional profiling data from the sub-total inunction trial indicated that topical INCB18424 inhibits two key pathways, Th1 and Th17, which play important roles in the pathogenesis of psoriasis. We recently completed a three-month multiple-dose Phase IIb trial involving approximately 200 psoriasis patients with mild-to-moderate disease, in which treatment with INCB18424 met the primary and secondary endpoints and was well tolerated at all doses. We intend to present full results from this Phase IIb trial at the 2010 Society for Investigative Dermatology Annual Meeting in May. We may progress topical INCB18424 for psoriasis on our own, or we may seek a collaborator for this indication.

c-MET for Solid Tumors

c-MET is a clinically validated receptor kinase cancer target and abnormal c-MET activation in cancer correlates with poor prognosis. Dysregulation of the c-MET pathway triggers tumor growth, formation of new blood vessels that supply the tumor with nutrients, and causes cancer to spread to other organs. Dysregulation of the c-MET pathway is seen in many types of cancers including kidney, liver, stomach, breast, and brain.

Several small molecule c-MET kinase inhibitors have demonstrated clinical efficacy in a number of cancers; however, these molecules have limited potency and are relatively non-selective, which could lead to off-target toxicities. We believe our lead c-MET inhibitor, INCB28060, has the requisite properties to overcome these limitations, including greater selectivity, improved potency and more effective inhibition of c-MET. Novartis received worldwide exclusive development and commercialization rights to INCB28060 and certain back-up compounds in all indications. Under our collaboration with Novartis, we initiated a Phase I clinical trial in early 2010 that is expected to include approximately 50 patients with solid tumors.

Sheddase Inhibitor Program for Solid Tumors

We have identified novel, potent, and orally available small-molecule inhibitors of sheddase. Sheddase is an enzyme that is believed to activate all four epidermal growth factor receptors that play a key role in the growth and survival of multiple tumor types, including breast, colorectal, and non-small lung cancers. INCB7839, our lead sheddase compound, is in an ongoing Phase II clinical trial designed to determine its effectiveness when used in combination with trastuzumab (Herceptin). In December 2009, we announced results from this ongoing Phase II clinical trial for INCB7839, involving 46 patients with HER2 positive metastatic breast cancer. The results suggest that, when compared to a historical control study of trastuzumab as monotherapy, INCB7839 in combination with trastuzumab may provide improvements in time to progression and response rate in a subset of patients with HER2 positive metastatic breast cancer known as p95HER2 positive patients. These improved outcomes were achieved despite the presence of more advanced disease in the study population as compared to the historical control in published data. If results from the ongoing clinical development program for INCB7839 continue to support use of INCB7839 in this subset of patients, we intend to meet with the FDA to determine if a Phase III program in p95HER2 positive breast cancer patients could serve as the basis of regulatory approval.

IDO for Solid Tumors

The enzyme, indoleamine 2, 3-dioxygenase, IDO, is a key regulator of the mechanisms that are responsible for allowing tumors to escape from a patient's immune surveillance. IDO expression by tumor cells, or by antigen presenting cells such as macrophages and dendritic cells in tumors, creates an environment in which tumor specific cytotoxic T lymphocytes are rendered functionally inactive or are no longer able to attack a patient's cancer cells. By inhibiting IDO, it is proposed that this "brake" on the anti-tumor immune response is removed, allowing anti-tumor specific cytotoxic T cells, generated in a patient spontaneously in response to the tumor, or through a therapy designed to stimulate the immune response, to have greater anti-tumor efficacy.

We believe our compound, INCB24360, represents a novel, potent, and selective inhibitor of the enzyme IDO. It is efficacious in multiple mouse models of cancer and has been well-tolerated in preclinical safety studies. An Investigational New Drug application (IND) has been cleared and we intend to initiate a Phase I/II clinical trial in patients with solid tumors in the second half of 2010.

11βHSD1 Program for Type 2 Diabetes and Related Disorders

We have developed a broad chemically diverse series of novel proprietary oral inhibitors of 11ßHSD1, an enzyme that converts the biologically-inactive steroid cortisone into the potent biologically-active hormone cortisol. Cortisol acts as a functional antagonist of insulin action in multiple tissue types, including the liver, adipose, skeletal muscle, and pancreas. Inhibition of 11ßHSD1 offers the potential to reduce insulin resistance and restore glycemic control in type 2 diabetes, and may also offer potential benefits in allied conditions such as dyslipidemia, atherosclerosis, and coronary heart disease.

In June 2009, we presented clinical results from a three-month placebo-controlled, dose-ranging Phase IIb trial involving approximately 300 patients with type 2 diabetes which demonstrated that treatment with once-daily doses of INCB13739 significantly improved glycemic control, as measured by hemoglobin A1c, insulin sensitivity and total-cholesterol levels. Because diabetes is outside of our core focus in oncology and inflammation, we are seeking a collaborator for this program.

Discovery

We have a number of early discovery programs at various stages of preclinical testing. We do not typically disclose these programs and/or targets until we have successfully completed preclinical toxicology tests with the lead clinical candidate.

License Agreements

Novartis

In November 2009, we entered into a Collaboration and License Agreement with Novartis. Under the terms of the agreement, Novartis received exclusive development and commercialization rights outside of the United States to INCB18424 and certain back-up compounds for hematologic and oncology indications, including all hematological malignancies, solid tumors and myeloproliferative diseases. We retained exclusive development and commercialization rights to INCB18424 in the United States and in certain other indications. Novartis also received worldwide exclusive development and commercialization rights to our c-MET inhibitor compound INCB28060 and certain back-up compounds in all indications. We retained options to co-develop and to co-promote INCB28060 in the United States.

We received an upfront payment of $150 million in December 2009 plus an immediate $60 million milestone payment in January 2010 earned for the start of the Phase III study for INCB18424 in Europe. We may be eligible to receive future additional payments if defined development and commercialization milestones are achieved and could receive tiered, double digit royalties on future INCB18424 sales outside of the United States. Each company is responsible for costs relating to the development and commercialization of the JAK inhibitor compound in its respective territories, with costs of collaborative studies shared equally. Novartis is responsible for all costs relating to the development and commercialization of the c-MET inhibitor compound after the initial Phase I clinical trial.

The Novartis agreement will continue on a program-by-program basis until Novartis has no royalty payment obligations with respect to such program or, if earlier, the termination of the agreement or any program in accordance with the terms of the agreement. The agreement may be terminated in its entirety or on a program-by-program basis by Novartis for convenience. The agreement may also be terminated by either party under certain other circumstances, including material breach.

Lilly

In December 2009, we entered into a License, Development and Commercialization Agreement with Lilly. Under the terms of the Lilly agreement, Lilly received exclusive worldwide development and commercialization rights to INCB28050 and certain back-up compounds for inflammatory and autoimmune diseases. We received an initial payment of $90 million, and we may be eligible to receive future additional payments based on the achievement of defined development, regulatory and commercialization milestones and could receive tiered, double-digit royalty payments on future global sales with rates ranging up to 20% if the product is successfully commercialized.

We retained options to co-develop our JAK1/JAK2 inhibitors with Lilly on a compound-by-compound and indication-by-indication basis. Lilly will be responsible for all costs relating to the development and commercialization of the compounds unless we elect to co-develop any compounds or indications. If we elect to co-develop any compounds and/or indications, we would be responsible for funding 30% of the associated future global development costs from the initiation of a Phase IIb trial. We would receive an incremental royalty rate increase across all tiers resulting in effective royalty rates ranging up to the high twenties on potential future global sales for compounds and/or indications that we elect to co-develop. We also retained an option to co-promote products in the United States. The Lilly agreement will continue until Lilly no longer has any royalty payment obligations or, if earlier, the termination of the agreement in accordance with its terms. The agreement may be terminated by Lilly for convenience, and may also be terminated under certain other circumstances, including material breach.

Pfizer

In January 2006, we entered into a Collaborative Research and License Agreement with Pfizer Inc. for the pursuit of our CCR2 antagonist program. Pfizer gained worldwide development and commercialization rights to our portfolio of CCR2 antagonist compounds. Pfizer's rights extend to the full scope of potential indications, with the exception of multiple sclerosis and autoimmune nephritides, where we retained worldwide rights, along with certain compounds. We do not have obligations to Pfizer on pre-clinical development candidates we select for pursuit in these indications. The agreement will terminate upon the expiration of the last to expire of patent rights licensed under the agreement. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the agreement by the other party or for the insolvency of the other party. In addition, Pfizer may terminate the agreement at any time upon 90 days' notice. We received an upfront nonrefundable, non-creditable payment of $40 million in January 2006 and are eligible to receive additional future development and milestone payments.

Incyte's Approach to Drug Discovery and Development

Our productivity in drug discovery and development is primarily a result of our core competency in medicinal chemistry which is tightly integrated with and supported by an experienced team of biologists with expertise in multiple therapeutic areas. As a number of our compounds have progressed into clinical development, we have also built a clinical development and regulatory team. This team utilizes clinical research organizations (CROs), expert scientific advisory boards, and leading consultants and suppliers in relevant drug development areas in an effort to conduct our clinical trials efficiently and effectively, while maintaining strategic control of the design and management of our programs.

To succeed in our objective to create a pipeline of novel, orally available drugs that address serious unmet medical needs, we have established a broad range of discovery capabilities in-house, including target validation, high-throughput screening, medicinal chemistry, computational chemistry, and pharmacological and ADME (absorption, distribution, metabolism and excretion) assessment. We augment these capabilities through collaborations with academic and contract laboratory resources with relevant expertise.

We select drug targets with strong preclinical or clinical validation in areas where we have the potential to generate either first-in-class molecules or compounds that are highly differentiated from existing treatments.

Our chemistry and biology efforts are highly integrated and are characterized by the rapid generation of relevant data on a broad and diverse range of compounds for each therapeutic target we pursue. This process allows our scientists to better understand the potency and selectivity of the compounds, how they are likely to be absorbed and eliminated in the body, and to assess the potential safety profile of the compounds. We believe that this approach, along with stringent criteria for the selection of clinical candidates, allows us to select appropriate candidates for clinical development and assess key characteristics required for success.

Given our chemistry-driven discovery process, our pipeline has grown to encompass multiple therapeutic areas, primarily in the areas of oncology and inflammation. We conduct a limited number of discovery programs in parallel at any one time. This focus allows us to allocate resources to our selected programs at a level that we believe is competitive with much larger pharmaceutical companies. We believe this level of resource allocation, applied to the discovery process outlined above, has been a critical competitive advantage in advancing our product pipeline.

Additionally, in all of our programs we strive to generate a broad range of proprietary compounds which we believe enhances the overall probability of success for our programs and creates the potential for multiple products.

Once our compounds reach clinical development, our objective, whenever possible, is to rapidly progress the lead candidate into a proof-of-concept Phase II clinical trial to quickly assess the therapeutic potential of the clinical candidate itself and its underlying mechanism. This information is then used to evaluate the commercial potential of the compound, the most appropriate indication or indications to pursue, and whether to pursue any development on our own or seek a strategic relationship for the compound.

Incyte's Development Teams

Our development teams are responsible for ensuring that our clinical candidates are expeditiously progressed from preclinical development and IND-enabling studies into human testing. To keep pace with the growth in our clinical pipeline, we have added new members to the development teams by internal transfers and by recruiting new employees with expertise in drug development including clinical trial design, statistics, regulatory affairs, and project management. We have also built core internal process chemistry and formulation teams using this same strategy. Rather than build extensive infrastructure, we work with external CROs with expertise in managing clinical trials, process chemistry, product formulation, and the manufacture of clinical trial supplies to support our drug development efforts.

Commercial Strategy

Our strategy is to develop and commercialize our compounds on our own in selected markets when we believe a company of our size can successfully compete, such as in myelofibrosis, other myeloproliferative neoplasms, other oncology indications and certain inflammatory conditions. Our oral JAK inhibitor, INCB18424, entered Phase III testing in the second half of 2009 for myelofibrosis and, if these results are positive, we intend to file a New Drug Application with the FDA to secure regulatory approval of the compound in the United States. We are starting to build the marketing, medical and operational infrastructure to support commercialization of INCB18424 in myelofibrosis in the United States. In 2009, the marketing team focused the majority of its efforts on conducting quantitative and qualitative market research among physicians and patients, initiating brand development work, and progressing development of the generic and trade names.

For rights outside the United States to INCB18424 as well as for pipeline compounds that are outside of our core expertise or would require expensive clinical studies, we have established or are seeking to establish collaborations or strategic relationships to support development and commercialization. We established a collaboration with Novartis in 2009 for rights in certain indications outside of the United States to our JAK oncology program with INCB18424 and specified backups, as well as worldwide rights to our c-MET inhibitor compound INCB28060. We also established a collaboration with Lilly in 2009 for our JAK inflammation and autoimmune program with INCB28050 and specified back-ups, and with Pfizer in 2005 to advance our CCR2 antagonist program. We believe the key benefits to entering into strategic relationships include the potential to receive upfront payments and future milestones and royalties in exchange for certain rights to our compounds, as well as the potential to expedite the development and commercialization of certain of our compounds.

Patents and Other Intellectual Property

We regard the protection of patents and other enforceable intellectual property rights that we own or license as critical to our business and competitive position. Accordingly, we rely on patent, trade secret and copyright law, as well as nondisclosure and other contractual arrangements, to protect our intellectual property. We have established a patent portfolio of owned or in-licensed patents and patent applications that cover aspects of all our drug candidates, as well as other patents and patent applications that relate to full-length genes and genomics-related technologies obtained as a result of our past high-throughput gene sequencing efforts. The patents and patent applications relating to our drug candidates generally include claims directed to the drug candidates, methods of using the drug candidates, formulations of the drug candidates, and methods of manufacturing the drug candidates. Our policy is to pursue patent applications on inventions and discoveries we believe that are commercially important to the development and growth of our business.

Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country.

We have a number of established patent license agreements relating to our gene patent portfolio and our genomics-related technology patent portfolio. We are presently receiving royalties and other payments under certain of our gene and genomics-related patent license agreements. Under our gene patent license agreements, we may in the future receive royalties and other payments if our licensees are successful in their efforts to discover drugs and diagnostics under these license agreements.

We may seek to license rights relating to technologies in connection with our drug discovery and development programs. Under these licenses, we may be required to pay up-front fees, license fees, milestone payments and royalties on sales of future products.

Although we believe our rights under patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and may not be able to obtain patents in the United States or elsewhere from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be valid or enforceable or may not be sufficient to protect the technology owned by or licensed to us or provide us with a competitive advantage. Any patent or other intellectual property rights that we own or obtain may be circumvented, challenged or invalidated by our competitors. Others may have patents that relate to our business or technology and that may prevent us from marketing our product candidates unless we are able to obtain a license to those patents. In addition, litigation or other proceedings may be necessary to defend against claims of infringement, to enforce patents, to protect our other intellectual property rights, to determine the scope and validity of the proprietary rights of third parties or to defend ourselves in patent or other intellectual property right suits brought by third parties. We could incur substantial costs in such litigation or other proceedings. An adverse outcome in any such litigation or proceeding could subject us to significant liability.

With respect to proprietary information that is not patentable, and for inventions for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. While we require all employees, consultants and potential business partners to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

Competition

Our drug discovery and development activities face, and will continue to face, intense competition from organizations such as pharmaceutical and biotechnology companies, as well as academic and research institutions and government agencies. Our major competitors include fully integrated pharmaceutical companies that have extensive drug discovery efforts and are developing novel small molecule pharmaceuticals. We face significant competition from organizations that are pursuing pharmaceuticals that are competitive with our potential products.

Many companies and institutions, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than we do. In addition, many competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in:

- drug discovery;
- developing products;
- undertaking preclinical testing and clinical trials;
- obtaining FDA and other regulatory approvals of products; and
- manufacturing, marketing, distributing and selling products.

Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA and other regulatory approval or commercializing products before we do. If we commence commercial product sales, we will be competing against companies with greater manufacturing, marketing, distributing and selling capabilities, areas in which we have limited or no experience.

In addition, any drug candidate that we successfully develop may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from:

- other drug development technologies and methods of preventing or reducing the incidence of disease;
- new small molecules; or
- other classes of therapeutic agents.

Developments by others may render our drug candidates obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology. These competitors, either alone or with their collaborative partners, may succeed in developing products that are more effective than ours.

Our ability to compete successfully will depend, in part, on our ability to:

- develop proprietary products;
- develop and maintain products that reach the market first, are technologically superior to and/or are of lower cost than other products in the market;
- attract and retain scientific and product development personnel;
- obtain patent or other proprietary protection for our products and technologies;
- obtain required regulatory approvals; and
- manufacture, market, distribute and sell any products that we develop.

In a number of countries, including in particular, developing countries, government officials and other groups have suggested that pharmaceutical companies should make drugs available at a low cost. In some cases, governmental authorities have indicated that where pharmaceutical companies do not do so, their patents might not be enforceable to prevent generic competition. Some major pharmaceutical companies have greatly reduced prices for their drugs in certain developing countries. If certain countries do not permit enforcement of any of our patents, sales of our products in those countries, and in other countries by importation from low-price countries, could be reduced by generic competition or by parallel importation of our product. Alternatively, governments in those countries could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products in those countries, thereby reducing our product sales, or we could respond to governmental concerns by reducing prices for our products. In all of these situations, our results of operations could be adversely affected.

Government Regulation

Our related ongoing research and development activities and any manufacturing and marketing of our potential small molecule products to treat medical conditions are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Before marketing in the United States, any drug developed by us must undergo rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA under the United States Food, Drug and Cosmetic Act. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of these products. None of our drug candidates has, to date, been submitted for approval for sale in the United States or any foreign market. The regulatory review and approval process, which includes preclinical testing and clinical trials of each drug candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a drug candidate's safety and efficacy. The approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance and may involve ongoing requirements for post-marketing studies. Before commencing clinical investigations of a drug candidate in humans, we must submit an IND, which must by reviewed by FDA.

The steps required before a drug may be marketed in the United States include:

- preclinical laboratory tests, animal studies and formulation studies;

- submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may commence;
- adequate and well-controlled clinical trials in three phases, as described below, to establish the safety and efficacy of the drug for each indication;
- submission of a new drug application (NDA) to the FDA for review;
- satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practices; and
- FDA approval of the NDA.

Similar requirements exist within many foreign agencies as well. The time required to satisfy FDA requirements or similar requirements of foreign regulatory agencies may vary substantially based on the type, complexity and novelty of the product or the targeted disease.

Preclinical testing includes laboratory evaluation of product pharmacology, drug metabolism, and toxicity which includes animal studies, as well as product chemistry and formulation development. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions about issues such as the conduct of the clinical trials as outlined in the IND. In the latter case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We cannot be sure that submission of an IND will result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational drug or the marketed drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND and each trial must be reviewed and approved by an independent ethics committee or institutional review board (IRB) before it can begin.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase I usually involves the initial introduction of the investigational drug into healthy volunteers to evaluate its safety, dosage tolerance, absorption, metabolism, distribution and excretion, and, if possible, to gain an early indication of its effectiveness.

Phase II usually involves clinical trials in a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse effects and safety risks, and evaluate and gain preliminary evidence of the efficacy of the drug for specific indications.

Phase III clinical trials usually further evaluate clinical efficacy and safety by testing the drug in its final form in an expanded patient population, providing statistical evidence of efficacy and safety, and providing an adequate basis for physician labeling. We cannot guarantee that Phase I, Phase II or Phase III testing will be completed successfully within any specified period of time, if at all. Furthermore, we or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

As a separate amendment to an IND, a clinical trial sponsor may submit a request for a special protocol assessment (SPA) from the FDA. Under the SPA procedure, a sponsor may seek the FDA's agreement on the design and size of a clinical trial intended to form the primary basis of an effectiveness claim. If the FDA agrees in writing, its agreement may not be changed after the trial begins, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety and effectiveness of a product candidate is identified after a Phase III clinical trial is commenced and agreement is obtained with the FDA. If the outcome of the trial is successful, the sponsor will ordinarily be able to rely on it as the primary basis for approval with respect to effectiveness. The FDA, however, may make an approval decision based on a number of factors, including the degree of clinical benefit, and the FDA is not obligated to approve an NDA as a result of an SPA, even if the clinical outcome is positive.

Even after initial FDA approval has been obtained, further studies, including post-approval trials, may be required to provide additional data and will be required to gain approval for the sale of a product as a treatment for clinical indications other than those for which the product was initially tested and approved. Also, the FDA will require post-approval reporting to monitor the side effects of the drug. Results of post-approval programs may limit or expand the indications for which the drug product may be marketed. Further, if there are any requests for modifications to the initial FDA approval for the drug, including changes in indication, manufacturing process, labeling or manufacturing facilities, a supplemental NDA may be required to be submitted to the FDA.

Clinical trials must meet requirements for IRB/ethics committee oversight, informed consent and good clinical practices. In the United States, clinical trials must be conducted under FDA oversight. Before receiving FDA approval to market a product, we must demonstrate that the product is safe and effective for the patient population that will be treated. If regulatory approval of a product is granted, this approval will be limited to those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials. Marketing or promoting a drug for an unapproved indication is prohibited. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if this regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on this product, manufacturer or facility, including costly recalls or withdrawal of the product from the market.

The length of time and related costs necessary to complete clinical trials varies significantly and may be difficult to predict. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Additional factors that can cause delay or termination of our clinical trials, or cause the costs of these clinical trials to increase, include:

- slow patient enrollment due to the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the study, competition with clinical trials for other drug candidates or other factors;
- inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring clinical trials;
- delays in approvals from a study site's IRB;
- longer than anticipated treatment time required to demonstrate effectiveness or determine the appropriate product dose;
- lack of sufficient supplies of the drug candidate for use in clinical trials;
- adverse medical events or side effects in treated patients; and
- lack of effectiveness of the drug candidate being tested.

Any drug is likely to produce some toxicities or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. Unacceptable toxicities or side effects may occur at any dose level, and at any time in the course of animal studies designed to identify unacceptable effects of a drug candidate, known as toxicological studies, or in clinical trials of our potential products. The appearance of any unacceptable toxicity or side effect could cause us or regulatory authorities to interrupt, limit, delay or abort the development of any of our drug candidates, and could ultimately prevent their marketing approval by the FDA or foreign regulatory authorities for any or all targeted indications.

The FDA's fast track program is intended to facilitate the development and expedite the review of drug candidates intended for the treatment of serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs for these conditions. Under this program, the FDA can, for example, review portions of an NDA for a fast track product before the entire application is complete, thus potentially beginning the review process at an earlier time.

We cannot guarantee that the FDA will grant any of our requests for fast track designation, that any fast track designation would affect the time of review or that the FDA will approve the NDA submitted for any of our drug candidates, whether or not fast track designation is granted. Additionally, FDA approval of a fast track product can include restrictions on the product's use or distribution (such as permitting use only for specified medical conditions or limiting distribution to physicians or facilities with special training or experience). Approval of fast track products can be conditioned on additional clinical trials after approval.

FDA procedures also provide for priority review of NDAs submitted for drugs that, compared to currently marketed products, offer a significant improvement in the treatment, diagnosis or prevention of a disease. The FDA seeks to review NDAs that are granted priority status more quickly than NDAs given standard review status. The FDA's stated policy is to act on 90% of priority NDAs within six months of receipt. Although the FDA historically has not met these goals, the agency has made significant improvements in the timeliness of the review process.

We and any of our contract manufacturers are also required to comply with applicable FDA current good manufacturing practice regulations. Good manufacturing practices include requirements relating to quality control and quality assurance as well as to corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the applicable regulatory authorities. These facilities, whether our own or our contract manufacturers, must be approved before we can use them in commercial manufacturing of our related products. We or our contract manufacturers may not be able to comply with applicable good manufacturing practices and FDA or other regulatory requirements. If we or our contract manufacturers fail to comply, we or our contract manufacturers may be subject to legal or regulatory action, such as suspension of manufacturing, seizure of product, or voluntary recall of product. Furthermore, continued compliance with applicable good manufacturing practices will require continual expenditure of time, money and effort on the part of us or our contract manufacturers in the areas of production and quality control and record keeping and reporting, in order to ensure full compliance.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union, or EU, centralized registration procedures are available to companies wishing to market a product in more than one EU member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization may be granted. This foreign regulatory approval process involves all of the risks associated with FDA approval discussed above and may also include additional risks.

The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases and conditions affecting fewer than 200,000 persons in the United States at the time of application for orphan drug designation. The first developer to receive FDA marketing approval for an orphan drug is entitled to a seven year exclusive marketing period in the United States for that product. However, a drug that the FDA considers to be clinically superior to, or different from, another approved orphan drug, even though for the same indication, may also obtain approval in the United States during the seven year exclusive marketing period. We believe that the commercial success of any orphan drug product that we may commercialize depends more significantly on the associated safety and efficacy profile and on the price relative to competitive or alternative treatments and other marketing characteristics of the product than on the exclusivity afforded by the Orphan Drug Act. Additionally, these products may be protected by patents and other means.

Legislation similar to the Orphan Drug Act has been enacted in other countries outside of the United States, including the EU. The orphan legislation in the EU is available for therapies addressing conditions that affect five or fewer out of 10,000 persons. The market exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product does not justify maintenance of market exclusivity.

Transition into Small-Molecule Drug Discovery and Development

In February 2004, we made the decision to discontinue further development of our information products line, close our Palo Alto headquarters and focus solely on the discovery and development of novel drugs. We no longer have any activities in the information products area. However, we retain certain existing licenses and licensing activities related to the intellectual property portfolio generated prior to the transition.

Research and Development

Since our inception, we have made substantial investments in research and technology development. During 2009, 2008 and 2007, we incurred research and development expenses of $119.4 million, $146.4 million and $104.9 million, respectively.

Human Resources

As of December 31, 2009, we had 221 employees, including 177 in research and development and 44 in operations support, finance and administrative positions. Of these employees, 84 employees have advanced technical degrees including 9 MDs and 72 Ph.Ds. None of our employees are covered by collective bargaining agreements, and management considers relations with our employees to be good.

Available Information

We were incorporated in Delaware in 1991 and our website is located at *www.incyte.com*. We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A. ***Risk Factors***

RISKS RELATING TO OUR BUSINESS

We are building our drug discovery, development and commercialization operations and we may be unsuccessful in our efforts.

We are building our drug discovery, development and commercialization operations. Our ability to discover, develop and commercialize pharmaceutical products will depend on our ability to:

- hire and retain key scientific employees;
- identify high quality therapeutic targets;
- identify potential drug candidates;
- develop products internally or license drug candidates from others;
- identify and enroll suitable human subjects, either in the United States or abroad, for our clinical trials;
- complete laboratory testing and clinical trials on humans;
- obtain and maintain necessary intellectual property rights to our products;
- obtain and maintain necessary regulatory approvals for our products, both in the United States and abroad;
- enter into arrangements with third parties to provide services or to manufacture our products on our behalf;
- deploy sales and marketing resources effectively or enter into arrangements with third parties to provide these functions;
- obtain appropriate coverage and reimbursement levels for the cost of our products from governmental authorities, private health insurers and other third party payors
- lease facilities at reasonable rates to support our growth; and
- enter into arrangements with third parties to license and commercialize our products.

We have limited experience with the activities listed above and may not be successful in discovering, developing, or commercializing drug products.

Our efforts to discover and develop potential drug candidates may not lead to the discovery, development, commercialization or marketing of drug products.

None of our drug candidates has, to date, been submitted for approval for sale in the United States or any foreign market. Discovery and development of potential drug candidates are expensive and time-consuming, and we do not know if our efforts will lead to discovery of any drug candidates that can be successfully developed and marketed. If our efforts do not lead to the discovery of a suitable drug candidate, we may be unable to grow our clinical pipeline or we may be unable to enter into agreements with collaborators who are willing to develop our drug candidates. Of the compounds that we identify as potential drug products or that we in-license from other companies, only a few, if any, are likely to lead to successful drug development programs. For example, in 2006, we discontinued the development of DFC, which was at the time our most advanced drug candidate and was in Phase IIb clinical trials. Prior to discontinuation of the DFC program, we expended a significant amount of effort and money on that program. We have also licensed to other parties certain rights to our JAK and c-MET inhibitor compounds and our portfolio of CCR2 antagonist compounds. We have no or limited control over the further clinical development of these compounds.

The success of our drug discovery and development efforts may depend on our ability to find suitable collaborators to fully exploit our capabilities. If we are unable to establish collaborations or if these future collaborations are unsuccessful in the development and commercialization of our compounds, our research, development and commercialization efforts may be unsuccessful, which could adversely affect our results of operations and financial condition.

An important element of our business strategy is to enter into collaborative or license arrangements with other parties, such as our collaborations with Novartis and Lilly for our JAK inhibitors, under which we license our drug candidates to those parties for development and commercialization. We are evaluating strategic relationships with respect to several of our other programs and may enter into an agreement with respect to one or more of these programs in the future. However, these arrangements and negotiations are complex and time consuming and there can be no assurance that we will reach agreement with a collaborator or licensee with respect to any of these programs.

Because collaboration and license arrangements are complex to negotiate, we may not be successful in our attempts to establish these arrangements. Also, we may not have drug compounds that are desirable to other parties, or we may be unwilling to license a drug compound because the party interested in it is a competitor. The terms of any such arrangements that we establish may not be favorable to us. Alternatively, potential collaborators may decide against entering into an agreement with us because of our financial, regulatory or intellectual property position or for scientific, commercial or other reasons. If we are not able to establish collaborative or license arrangements, we may not be able to develop and commercialize a drug product, which would adversely affect our business and our revenues.

In order for any of these collaboration or license arrangements to be successful, we must first identify potential collaborators or licensees whose capabilities complement and integrate well with ours. We may rely on these arrangements for not only financial resources, but also for expertise or economies of scale that we expect to need in the future relating to clinical trials, manufacturing, sales and marketing, and for licenses to technology rights. However, it is likely that we will not be able to control the amount and timing of resources that our collaborators or licensees devote to our programs or potential products. If our collaborators or licensees prove difficult to work with, are less skilled than we originally expected, do not devote adequate resources to the program, or do not agree with our approach to development or manufacturing of the potential product, the relationship will not be successful. If a business combination involving a collaborator or licensees and a third party were to occur, the effect could be to diminish, terminate or cause delays in development of a potential product.

We depend on our collaboration and license arrangements for the development and commercialization of our licensed compounds and product candidates. Conflicts may arise between our collaborators and licensees and us, which may adversely affect our business.

We have entered into collaboration and license arrangements to support development and commercialization of certain of our product candidates. We have entered into a collaboration with Novartis for rights in certain indications outside of the United States to our JAK oncology program with INCB18424 and specified backups, as well as worldwide rights to our c-MET inhibitor compound INCB28060. We have entered into a collaboration with Lilly for worldwide rights to our JAK inflammation and autoimmune program with INCB28050 and specified back-ups, and with Pfizer for worldwide rights to our portfolio of CCR2 antagonist compounds.

Although our collaborators and licensees are primarily responsible for the development and commercialization of the compounds and product candidates we have licensed to them, we cannot control the amount and timing of resources they may devote to the development of these compounds. If our collaborators and licensees do not devote adequate resources to the program, or choose not to pursue the development of our compounds and product candidates, our business could be adversely affected.

Conflicts may arise with our collaborators and licensees if they pursue alternative technologies or develop alternative products either on their own or in collaboration with others as a means for developing treatments for the diseases that we have targeted. Competing products and product opportunities may lead our collaborators and licensees to withdraw their support for our product candidates. Any failure of our collaborators and licensees to perform their obligations under our agreements with them could negatively impact the development of our compounds and product candidates, lead to our loss of potential revenues from product sales and milestones and delay our achievement, if any, of profitability. Additionally, conflicts may arise if there is a dispute about the achievement and payment of a milestone amount or the ownership of intellectual property that is developed during the course of a collaborative relationship.

Our existing collaborative and license agreements can be terminated by our collaborators and licensees for convenience, among other circumstances. If any of our collaborators or licensees terminates its agreement with us, or terminates its rights with respect to certain indications or compounds, we may not be able to find a new collaborator for them, and our business could be adversely affected. Should an agreement be terminated before we have realized the benefits of the collaboration or license, our reputation could be harmed, we may not obtain revenues that we anticipated receiving, and our business could be adversely affected.

Although we obtained a special protocol assessment for our JAK inhibitor for myelofibrosis, a special protocol assessment does not guarantee any particular outcome from regulatory review, including any regulatory approval.

We have obtained a special protocol assessment, or SPA, for the registration trial for our JAK inhibitor for the treatment of myelofibrosis in the United States. The SPA process allows for Food and Drug Administration, or FDA, evaluation of a clinical trial protocol intended to form the primary basis of an efficacy claim in support of a new drug application, or NDA, and provides a product sponsor with an agreement confirming that the design and size of the trial will be appropriate to form the primary basis of an efficacy claim for an NDA if the trial is performed according to the SPA. An SPA is not a guarantee of approval, and we cannot be certain that the design of, or data collected from, the trial will be adequate to demonstrate safety and efficacy, or otherwise be sufficient to support regulatory approval. There can be no assurance that the terms of an SPA will ultimately be binding on the FDA, and the FDA is not obligated to approve an NDA, if any, even if the clinical outcome is positive. The FDA retains significant latitude and discretion in interpreting the terms of an SPA and the data and results from a clinical trial, and can require trial design changes if issues arise essential to determining safety or efficacy. In addition, data may subsequently become available that causes the FDA to reconsider the previously agreed upon scope of review and the FDA may have subsequent safety or efficacy concerns that override an SPA, and we can give no assurance that as clinical trials proceed or as part of an NDA review process, if any, the FDA will determine that a previously approved SPA is still valid.

Additionally, an SPA may be changed only with written agreement of the FDA, and any further changes we may propose to the protocol will remain subject to the FDA's approval. The FDA may not agree to any such amendment and, even if they agree, they may request other amendments to the trial design that could require additional cost and time, as well as increase the degree of difficulty in reaching clinical endpoints. As a result, even with an SPA, we cannot be certain that the trial results will be found to be adequate to support an efficacy claim and product approval.

We depend heavily on the success of our most advanced product candidates. We might not be able to commercialize any of our drug candidates successfully, and we may spend significant time and money attempting to do so.

We have invested significant resources in the development of our most advanced product candidates. We have one drug candidate, INCB18424, in Phase III clinical trials. We have a number of drug candidates in Phase I and Phase II clinical trials. Our ability to generate product revenues will depend on the successful development and eventual commercialization of our most advanced product candidates. We, or our collaborators or licensees, may decide to discontinue development of any or all of our drug candidates at any time for commercial, scientific or other reasons. We discontinued development of DFC in April 2006 for safety reasons. In March 2008, we announced that we would not advance our lead CCR5 antagonist into Phase IIb trials and that we were seeking to out-license this program. If a product is developed, but is not marketed, we may have spent significant amounts of time and money on it, which would adversely affect our operating results and financial condition. Even if a drug candidate that we develop receives regulatory approval, we may decide not to commercialize it if we determine that commercialization of that product would require more money and time than we are willing to invest. For example, drugs that receive approval are subject to post-regulatory surveillance and may have to be withdrawn from the market if previously unknown side effects occur. At this point, the regulatory agencies may require additional clinical trials or testing. Once a drug is marketed, if it causes side effects, the drug product may be recalled or may be subject to reformulation, additional studies, changes in labeling, warnings to the public and negative publicity. As a result, we may not continue to commercialize a product even though it has obtained regulatory approval. Further, we may decide not to continue to commercialize a product if the market does not accept the product because it is too expensive or because third parties such as insurance companies or Medicare have not approved it for substantial reimbursement. In addition, we may decide not to continue to commercialize a product if another product comes on the market that is as effective but has fewer side effects. There is also a risk that competitors may develop similar or superior products or have proprietary rights that preclude us from ultimately marketing our products.

If we do not develop effective sales and marketing capabilities or establish third-party relationships for the commercialization of our drug candidates, we will not be able to successfully commercialize any drug candidates that obtain regulatory approval, and we may incur significant additional costs or difficulties in doing so.

We do not have experience selling or marketing drug products or with respect to pricing and obtaining adequate third-party reimbursement for drugs. We will need to either develop sales and marketing capabilities or enter into arrangements with third parties to sell and market our drug candidates, if they are approved for sale by regulatory authorities. Under our collaboration and license agreement with Novartis, we have retained commercialization rights to INCB18424 in the United States. In anticipation of the regulatory approval of INCB18424 for myelofibrosis, we have started to build the sales and marketing and operational infrastructure to support commercialization. This will require substantial efforts and significant management and financial resources. We will need such an infrastructure to market any of our drug candidates for which we have retained commercialization rights, if they receive regulatory approval. We will need to devote significant effort and investment, in particular, to recruiting individuals with experience in the sales and marketing of pharmaceutical products. Competition for personnel with these skills is very high, and we will be competing with companies that are currently marketing successful drugs. We may not be able to successfully develop our own sales and marketing capabilities for INCB18424 in the United States in order to support an effective launch of INCB18424 if it is approved for sale. If we do not obtain regulatory approval for INCB18424 for myelofibrosis, we will have incurred significant expenses to build this commercialization infrastructure.

We have granted commercialization rights to other pharmaceutical companies with respect to certain of our drug candidates in specific geographic locations, and intend to seek other collaborative or licensing arrangements with respect to other of our drug candidates. To the extent that our collaborators have commercial rights to our drug candidates, any revenues we receive from any approved drugs will depend primarily on the sales and marketing efforts of others. We do not know whether we will be able to enter into additional third-party sales and marketing arrangements with respect to any of our other drug candidates on acceptable terms, if at all, or whether we will be able to leverage the sales and marketing capabilities we intend to build for INCB18424 for myelofibrosis in order to market and sell any other drug candidate if it is approved for sale.

If we fail to enter into additional licensing agreements or if these arrangements are unsuccessful, our business and operations might be adversely affected.

In addition to establishing collaborative or license arrangements under which other parties license our drug candidates for development and commercialization, we may explore opportunities to develop our clinical pipeline by in-licensing drug compounds that fit within our expertise and research and development capabilities. We may be unable to enter into any additional in-licensing agreements because suitable product candidates that are within our expertise may not be available to us on terms that are acceptable to us or because competitors with greater resources seek to in-license the same product candidates. Product candidates that we would like to develop may not be available to us because they are controlled by competitors who are unwilling to license the rights to the drug compound or candidate to us. In addition, we may enter into license agreements that are unsuccessful and our business and operations might be adversely affected by the termination of a drug candidate and termination and winding down of the related license agreement. We may also need to license drug delivery or other technology in order to continue to develop our drug candidate pipeline. If we are unable to enter into additional agreements to license drug candidates, drug delivery technology or other technology or if these arrangements are unsuccessful, our research and development efforts could be adversely affected.

Any drug products that we bring to the market, even if they receive marketing approval, may not gain market acceptance by physicians, patients, healthcare payors and others in the medical community.

Even if we are successful in gaining regulatory approval of our products, we may not generate significant product revenues and we may not become profitable if these drug products do not achieve an adequate level of acceptance. Physicians will not recommend our drug products until clinical data or other factors demonstrate the safety and efficacy of our drug products as compared to other alternative treatments. Even if the clinical safety and efficacy of our drug products is established, physicians may elect not to prescribe these drug products for a variety of reasons including the reimbursement policies of government and other third-party payors and the effectiveness of our competitors in marketing their products.

Market acceptance of our drug products, if approved for commercial sale, will depend on a number of factors, including:

- the willingness and ability of patients and the healthcare community to use our products;
- the ability to manufacture our drug products in sufficient quantities with acceptable quality and to offer our drug products for sale at competitive prices;
- the perception of patients and the healthcare community, including third-party payors, regarding the safety, efficacy and benefits of our drug products compared to those of competing products or therapies;
- the label and promotional claims allowed by the FDA;
- the pricing and reimbursement of our drug products relative to existing treatments; and
- marketing and distribution support for our drug products.

We have limited expertise with and capacity to conduct preclinical testing and clinical trials, and our resulting dependence on other parties could result in delays in and additional costs for our drug development efforts.

We have limited experience with clinical trials, formulation, manufacturing and commercialization of drug products. We also have limited internal resources and capacity to perform preclinical testing and clinical trials. As part of our development strategy, we intend to hire clinical research organizations, or CROs, to perform preclinical testing and clinical trials for drug candidates. If the CROs that we hire to perform our preclinical testing and clinical trials or our collaborators or licensees do not meet deadlines, do not follow proper procedures, or a conflict arises between us and our CROs, our preclinical testing and clinical trials may take longer than expected, may be delayed or may be terminated. If we were forced to find a replacement entity to perform any of our preclinical testing or clinical trials, we may not be able to find a suitable entity on favorable terms, or at all. Even if we were able to find another company to perform a preclinical test or clinical trial, the delay in the test or trial may result in significant additional expenditures. Events such as these may result in delays in our obtaining regulatory approval for our drug candidates or our ability to commercialize our products and could result in increased expenditures that would adversely affect our operating results.

In addition, for some of our drug candidates, we have contracted with collaborators to advance those candidates through later-stage, more expensive clinical trials, rather than invest our own resources to perform these clinical trials. Under the terms of our agreements with these collaborators, we have no or limited control over the conduct of these clinical trials, and in any event we are subject to the risks associated with depending on collaborators to develop these drug candidates.

If we are unable to obtain regulatory approval to develop and market products in the United States and foreign jurisdictions, we will not be permitted to manufacture or commercialize products resulting from our research.

In order to manufacture and commercialize drug products in the United States, our drug candidates will have to obtain regulatory approval from the Food and Drug Administration, or the FDA. Satisfaction of regulatory requirements typically takes many years. To obtain regulatory approval, we must first show that our drug products are safe and effective for target indications through preclinical testing (animal testing) and clinical trials (human testing). Preclinical testing and clinical development are long, expensive and uncertain processes, and we do not know whether the FDA will allow us to undertake clinical trials of any potential drug products in addition to our compounds currently in clinical trials.

Completion of clinical trials may take several years and failure may occur at any stage of testing. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. Interim results of a preclinical test or clinical trial do not necessarily predict final results, and acceptable results in early clinical trials may not be repeated in later clinical trials. For example, a drug candidate that is successful at the preclinical level may cause harmful or dangerous side effects when tested at the clinical level. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:

- the high degree of risk associated with drug development;
- our inability to formulate or manufacture sufficient quantities of materials for use in clinical trials;
- variability in the number and types of patients available for each study;
- difficulty in maintaining contact with patients after treatment, resulting in incomplete data;
- unforeseen safety issues or side effects;
- poor or unanticipated effectiveness of drug candidates during the clinical trials; or
- government or regulatory delays.

Data obtained from clinical trials are susceptible to varying interpretation, which may delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier clinical trials. In addition, regulatory authorities may refuse or delay approval as a result of other factors, such as changes in regulatory policy during the period of product development and regulatory agency review. For example, the FDA has in the past required and could in the future require that we conduct additional trials of any of our product candidates, which would result in delays.

Due, in part, to the early stage of our drug candidate research and development process, we cannot predict whether regulatory approval will be obtained for any product we develop. None of our drug candidates has, to date, been submitted for approval for sale in the United States of any foreign market. We have licensed to Novartis rights to INCB18424 in certain indications outside of the United States and worldwide rights to c-MET and licensed to Lilly worldwide rights to INCB28050. We have also licensed to Pfizer our portfolio of CCR2 antagonist compounds. We have no or limited control over the further clinical development of any compounds we licensed to these collaborators. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval. If regulatory approval of a product is granted, this approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective. Failure to obtain regulatory approval would delay or prevent us from commercializing products.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process typically includes all of the risks associated with the FDA approval process described above and may also include additional risks. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country and may require us to perform additional testing and expend additional resources. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already subject to existing therapies or that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical testing and clinical trials, and formulation, marketing and manufacturing capabilities. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drugs resulting from our research and development efforts, or from our joint efforts with collaborators or licensees, might not be able to compete successfully with our competitors' existing and future products, or obtain regulatory approval in the United States or elsewhere.

Our reliance on other parties to manufacture our drug candidates could result in a short supply of the drugs, delays in clinical trials or drug development, increased costs, and withdrawal or denial of a regulatory authority's approval.

We do not currently operate manufacturing facilities for clinical or commercial production of our drug candidates. We currently rely on third parties for the manufacture of both the active pharmaceutical ingredient, or API, and finished drug product of our drug candidates for clinical trials. In addition, we expect to continue to rely on third parties for the manufacture of commercial supplies of API and finished drug product for any drugs that we successfully develop. For most of our drug candidates, including our lead drug candidate INCB18424, we rely on one third party to manufacture the API, another to make finished drug product and a third to package and label the finished product. The FDA requires that the

API and finished product for each of our drug products be manufactured according to its current Good Manufacturing Practices, or cGMP, regulations and regulatory authorities in other countries have similar requirements. There are only a limited number of manufacturers that comply with these requirements. If the third parties that manufacture our drug candidates are not compliant with the applicable regulatory requirements, the FDA or a foreign regulatory authority may require us to halt ongoing clinical trials or not approve our application to market our drug products. Failure to comply with cGMP and the applicable regulatory requirements of other countries in the manufacture of our products could result in the FDA or foreign regulatory authority halting our clinical trials, withdrawing or denying regulatory approval of our drug product, enforcing product recalls or other enforcement actions, which could have a material adverse effect on our business.

We may not be able to obtain sufficient quantities of our drug candidates or any drug products we may develop if our designated manufacturers do not have the capacity or capability to manufacture our products according to our schedule and specifications. In addition, we may not be able to arrange for our drug candidates or any drug products that we may develop to be manufactured by one of these parties on reasonable terms, if at all. Also, raw materials that may be required to manufacture any products we develop may only be available from a limited number of suppliers. Generally, we have only a single source that is qualified to supply the API and finished product of our drug candidates. If any of these single source suppliers were to become unable or unwilling to supply us with API or finished product that complies with applicable regulatory requirements, we could incur significant delays in our clinical trials or interruption of commercial supply which could have a material adverse effect on our business. We are currently seeking to qualify a second source of supply for the API for our lead drug candidate, INCB18424, however, there is no assurance that we will be able to identify and qualify a second source of supply for INCB18424 or any of our other drug candidates or drug products on a timely basis. If we have promised delivery of a new product and are unable to meet the delivery requirement due to manufacturing difficulties, our development programs would be delayed, and we may have to expend additional sums in order to ensure that manufacturing capacity is available when we need it even if we do not use all of the manufacturing capacity. This expense would adversely affect our operating results.

Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, quality control and assurance and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations.

In order to obtain approval of our products, including INCB18424, by the FDA and foreign regulatory agencies, we need to complete testing on both the API and on the finished product in the packaging we propose for commercial sales. This includes testing of stability, identification of impurities and testing of other product specifications by validated test methods. In addition, we will be required to consistently produce the API in commercial quantities and of specified quality on a repeated basis and document our ability to do so. This requirement is referred to as process validation. With respect to INCB18424, although we have manufactured the product at commercial scale, we have started, but not yet completed, this process validation requirement. If the required testing or process validation is delayed or produces unfavorable results, we may not obtain approval to launch the product or product launch may be delayed.

We may not be able to adequately manage and oversee the manufacturers we choose, they may not perform as agreed or they may terminate their agreements with us. Foreign manufacturing approval processes typically include all of the risks associated with the FDA approval process for manufacturing and may also include additional risks.

Health care reform measures could impact the pricing and profitability of pharmaceuticals, and adversely affect the commercial viability of our product candidates. Our ability to generate revenues will be diminished if we are unable to obtain acceptable prices or an adequate level of reimbursement from payors of health care costs.

The continuing efforts of government and insurance companies, health maintenance organizations (HMOs) and other payors of health care costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers, collaborators and licensees and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of reform measures could adversely impact the pricing of health care products and services and the amount of reimbursement available from governmental agencies or other third party payors, which could reduce the price that we or any of our collaborators or licensees receive for any products in the future.

Our ability to commercialize our products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. Our products may not be considered cost-effective, and coverage and reimbursement may not be available or sufficient to allow us to sell our products on a profitable basis. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our business strategy, operations and financial results.

As our drug discovery and development operations are conducted at our headquarters in Wilmington, Delaware, the loss of access to this facility would negatively impact our business.

Our facility in Wilmington, Delaware is our headquarters and is also where we conduct all of our drug discovery operations and research and development activities. Our lease contains provisions that provide for its early termination upon the occurrence of certain events of default or upon a change of control. Further, our headquarters facility is located in a large research and development complex that may be temporarily or permanently shutdown if certain environmental or other hazardous conditions were to occur within the complex. In addition, actions of activists opposed to aspects of pharmaceutical research may disrupt our experiments or our ability to access or use our facilities. The loss of access to or use of our Wilmington, Delaware, facility, either on a temporary or permanent basis, or early termination of our lease would result in an interruption of our business and, consequently, would adversely affect the advancement of our drug discovery and development programs and our overall business.

We depend on key employees in a competitive market for skilled personnel, and the loss of the services of any of our key employees or our inability to attract and retain additional personnel would affect our ability to expand our drug discovery and development programs and achieve our objectives.

We are highly dependent on the principal members of our management, operations and scientific staff. We experience intense competition for qualified personnel. Our future success also depends in part on the continued service of our executive management team, key scientific and management personnel and our ability to recruit, train and retain essential personnel for our drug discovery and development programs, including those who will be responsible for overseeing our preclinical testing and clinical trials, for the establishment of collaborations with other companies and for our marketing, medical, and operational infrastructure to support commercialization marketing efforts. If we lose the services of any of these people or if we are unable to recruit sufficient qualified personnel, our research and product development goals, including the identification and establishment of key collaborations, operations and marketing efforts could be delayed or curtailed. We do not maintain "key person" insurance on any of our employees.

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

We expect that if our clinical drug candidates continue to progress in development, we continue to build our development, medical and marketing organizations and our drug discovery efforts continue to generate drug candidates, we will require significant additional investment in personnel, management and resources. Our ability to commercialize our drug candidates and to achieve our research and development objectives depends on our ability to respond effectively to these demands and expand our internal organization, systems and controls to accommodate additional anticipated growth. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

If product liability lawsuits are brought against us, we could face substantial liabilities and may be required to limit commercialization of our products and our results of operations could be harmed.

The clinical trials and marketing of medical products that are intended for human use entails an inherent risk of product liability. If any product that we or any of our collaborators or licensees develops causes or is alleged to cause injury or is found to be unsuitable during clinical trials, manufacturing or sale, we may be held liable. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities, including substantial damages to be paid to the plaintiffs and legal costs, or we may be required to limit commercialization of our products. Our product liability insurance policy that provides coverage for liabilities arising from our clinical trials may not fully cover our potential liabilities. In addition, we may determine that we should increase our coverage upon the undertaking of new clinical trials, and this insurance may be prohibitively expensive to us or our collaborators or licensees and may not fully cover our potential liabilities. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with our collaborators. Additionally, any product liability lawsuit could cause injury to our reputation, recall of products, participants to withdraw from clinical trials, and potential collaborators or licensees to seek other partners, any of which could impact our results of operations.

Because our activities involve the use of hazardous materials, we may be subject to claims relating to improper handling, storage or disposal of these materials that could be time consuming and costly.

We are subject to various environmental, health and safety laws and regulations governing, among other things, the use, handling, storage and disposal of regulated substances and the health and safety of our employees. Our research and development processes involve the controlled use of hazardous and radioactive materials and biological waste resulting in the production of hazardous waste products. We cannot completely eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. If any injury or contamination results from our use or the use by our collaborators or licensees of these materials, we may be sued and our liability may exceed our insurance coverage and our total assets. Further, we may be required to indemnify our collaborators or licensees against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations or licenses. Compliance with the applicable environmental and workplace laws and regulations is expensive. Future changes to environmental, health, workplace and safety laws could cause us to incur additional expense or may restrict our operations or impair our research, development and production efforts.

RISKS RELATING TO OUR FINANCIAL RESULTS

We expect to incur losses in the future and we may not achieve or maintain profitability in the future.

We had net losses from inception in 1991 through 1996 and in 1999 through 2009. Because of those losses, we had an accumulated deficit of $1.4 billion as of December 31, 2009. We will continue to spend significant amounts on our efforts to discover and develop drugs. As a result, we expect to continue to incur losses in 2010 and in future periods as well.

We anticipate that our drug discovery and development efforts and related expenditures will increase as we focus on the studies, including preclinical tests and clinical trials prior to seeking regulatory approval, that are required before we can sell a drug product.

The development of drug products will require us to spend significant funds on research, development, testing, obtaining regulatory approvals, manufacturing and marketing. To date, we do not have any drug products that have generated revenues and we cannot assure you that we will generate revenues from the drug candidates that we license or develop for several years, if ever. We cannot be certain whether or when we will achieve profitability because of the significant uncertainties relating to our ability to generate commercially successful drug products. Even if we were successful in obtaining regulatory approvals for manufacturing and commercializing a drug candidate, we expect that we will continue to incur losses if our drug products do not generate significant revenues. If we achieve profitability, we may not be able to sustain or increase profitability.

We will need additional capital in the future. The capital markets may not permit us to raise additional capital at the time that we require it, which could result in limitations on our research and development or commercialization efforts or the loss of certain of our rights in our technologies or drug candidates.

Our future funding requirements will depend on many factors and we anticipate that we will need to raise additional capital to fund our business plan and research and development efforts going-forward and to repay our indebtedness.

Additional factors that may affect our future funding requirements include:

- any changes in the breadth of our research and development programs;
- the results of research and development, preclinical testing and clinical trials conducted by us or our future collaborators or licensees, if any;
- the acquisition of technologies, if any;
- our ability to maintain and establish new corporate relationships and research collaborations;
- competing technological and market developments;
- the amount of revenues generated from our business activities, if any;
- the time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims;
- the receipt of contingent licensing or milestone fees or royalties on product sales from our current or future collaborative and license arrangements, if established; and

- the timing of regulatory approvals, if any.

If we require additional capital at a time when investment in companies such as ours, or in the marketplace generally, is limited due to the then prevailing market or other conditions, we may have to scale back our operations, eliminate one or more of our research or development programs, or attempt to obtain funds by entering into an agreement with a collaborator or licensee that would result in terms that are not favorable to us or relinquishing our rights in certain of our proprietary technologies or drug candidates. If we are unable to raise funds at the time that we desire or at any time thereafter on acceptable terms, we may not be able to continue to develop our potential drug products. The sale of equity or additional convertible debt securities in the future may be dilutive to our stockholders, and debt financing arrangements may require us to pledge certain assets or enter into covenants that could restrict our operations or our ability to incur further indebtedness.

We have a large amount of debt and our debt service obligations may prevent us from taking actions that we would otherwise consider to be in our best interests.

As of December 31, 2009, the aggregate principal amount of our total consolidated debt was $594.6 million and our stockholders' deficit was $102.4 million. Our substantial leverage could have significant negative consequences for our future operations, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing for working capital, capital and research and development expenditures, and general corporate purposes;
- requiring the dedication of a substantial portion of our expected cash flow or our existing cash to service our indebtedness, thereby reducing the amount of our cash available for other purposes, including working capital, capital expenditures and research and development expenditures;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; or
- placing us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources;

Historically, we have had negative cash flow from operations. We likely will not generate sufficient cash flow from our operations in the future to enable us to meet our anticipated fixed charges, including our obligations with respect to our outstanding convertible senior notes. As of December 31, 2009, $20.0 million aggregate principal amount of the non-interest bearing convertible subordinated notes held by Pfizer was outstanding, of which $10.0 million is due in 2013 and $10.0 million is due in 2014. As of December 31, 2009, $400.0 million aggregate principal amount of our 4.75% convertible senior notes due 2015 was outstanding and due in October 2015. Annual interest payments for our 4.75% convertible senior notes through 2015, assuming that none of these notes are converted, redeemed, repurchased or exchanged, are $19.0 million. Funds sufficient to pay the first six scheduled semi-annual interest payments on our 4.75% convertible senior notes are held in an escrow account as security for these interest payments. If we are unable to generate cash from our operations or raise additional cash through financings sufficient to meet the remaining obligations under our 4.75% convertible senior notes or under our notes held by Pfizer, we will need to use existing cash or liquidate marketable securities in order to fund these obligations, which may delay or curtail our research, development and commercialization programs.

The indenture governing our 4.75% convertible senior notes includes limitations on our ability to incur additional indebtedness, issue certain preferred stock, and incur liens on our assets, including on intellectual property concerning our JAK inhibitor program. These limitations could interfere with our ability to raise additional capital in the future or engage in activities that may be in our long-term best interest.

Our marketable securities are subject to certain risks that could adversely affect our overall financial position.

We invest our cash in accordance with an established internal policy and customarily in instruments and money market funds which historically have been highly liquid and carried relatively low risk. However, with recent credit market conditions, similar types of investments and money market funds have experienced losses in value or liquidity issues which differ from their historical pattern. Should a portion of our cash or marketable securities lose value or have their liquidity impaired, it could adversely affect our overall financial position by imperiling our ability to fund our operations and forcing us to seek additional financing sooner than we would otherwise. Such financing, if available, may not be available on commercially attractive terms.

Our current revenues are derived from collaborations and from licensing our intellectual property. If we are unable to achieve milestones, develop products or renew or enter into new collaborations, our revenues may decrease, and future milestone and royalty payments from our gene and genomics-related intellectual property may not contribute significantly to revenues for several years, and may never result in revenues.

We derived all of our revenues for the year ended December 31, 2009 from licensing our intellectual property to others and collaborations. Future revenues from research and development collaborations depend upon continuation of the collaborations, the achievement of milestones and royalties we earn from any future products developed from our research. If we are unable to successfully achieve milestones or our collaborators fail to develop successful products, we will not earn the future revenues contemplated under our collaborative agreements. Part of our prior strategy was to license to our database customers and to other pharmaceutical and biotechnology companies our know-how and patent rights associated with the information we have generated in the creation of our proprietary databases, for use in the discovery and development of potential pharmaceutical, diagnostic or other products. Any potential product that is the subject of such a license will require several years of further development, clinical trials and regulatory approval before commercialization, all of which is beyond our control, and possibly beyond the control of our licensee. These licensees may not develop the potential product if they do not devote the necessary resources or decide that they do not want to expend the resources to do the clinical trials necessary to obtain the necessary regulatory approvals. Therefore, milestone or royalty payments from these licenses may not contribute to our revenues for several years, if at all. We have decided to discontinue some of our gene and genomics-related patent prosecution and maintenance, and may in the future decide to discontinue additional gene and genomics-related patent prosecution and maintenance, which could limit our ability to receive license-based revenues from our gene and genomics-related patent portfolio.

RISKS RELATING TO INTELLECTUAL PROPERTY AND LEGAL MATTERS

If we are subject to arbitration, litigation and infringement claims, they could be costly and disrupt our drug discovery and development efforts.

The technology that we use to make and develop our drug products, the technology that we incorporate in our products, and the products we are developing may be subject to claims that they infringe the patents or proprietary rights of others. The success of our drug discovery and development efforts will also depend on our ability to develop new compounds, drugs and technologies without infringing or misappropriating the proprietary rights of others. We are aware of patents and patent applications filed in certain countries claiming intellectual property relating to some of our drug discovery targets and product candidates. While the validity of issued patents, patentability of pending patent applications and applicability of any of them to our programs are uncertain, if any of these patents are asserted against us or if we choose to license any of these patents, our ability to commercialize our products could be harmed or the potential return to us from any product that may be successfully commercialized could be diminished.

From time to time we have received, and we may in the future receive, notices from third parties offering licenses to technology or alleging patent, trademark, or copyright infringement, claims regarding trade secrets or other contract claims. Receipt of these notices could result in significant costs as a result of the diversion of the attention of management from our drug discovery and development efforts. Parties sending these notices may have brought and in the future may bring litigation against us or seek arbitration relating to contract claims.

We may be involved in future lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights or contract violations. In addition, litigation or other legal proceedings may be necessary to:

- assert claims of infringement;
- enforce our patents or trademarks;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the proprietary rights of others.

We may be unsuccessful in defending or pursuing these lawsuits, claims or other legal proceedings. Regardless of the outcome, litigation or other legal proceedings can be very costly and can divert management's efforts. For example, we settled patent litigation with Invitrogen Corporation in 2006. We incurred significant expenses related to this litigation and, as part of the settlement, paid Invitrogen $3.4 million. An adverse determination may subject us to significant liabilities or require us or our collaborators or licensees to seek licenses to other parties' patents or proprietary rights. We or our collaborators or licensees may also be restricted or prevented from manufacturing or selling a drug or other product that we or they develop. Further, we or our future collaborators or licensees may not be able to obtain any necessary licenses on acceptable terms, if at all. If we are unable to develop non-infringing technology or license technology on a timely basis or on reasonable terms, our business could be harmed.

We may be unable to adequately protect or enforce our proprietary information, which may result in its unauthorized use, a loss of revenue under a collaboration agreement or loss of sales to generic versions of our products or otherwise reduce our ability to compete in developing and commercializing products.

Our business and competitive position depends in significant part upon our ability to protect our proprietary technology, including any drug products that we create. Despite our efforts to protect this information, unauthorized parties may attempt to obtain and use information that we regard as proprietary. For example, one of our collaborators may disclose proprietary information pertaining to our drug discovery efforts. In addition, while we have filed numerous patent applications with respect to our product candidates in the United States and in foreign countries, our patent applications may fail to result in issued patents. In addition, because patent applications can take several years to issue as patents, there may be pending patent applications of others that may later issue as patents that cover some aspect of our drug candidates. Our existing patents and any future patents we may obtain may not be broad enough to protect our products or all of the potential uses of our products, or otherwise prevent others from developing competing products or technologies. In addition, our patents may be challenged and invalidated or may fail to provide us with any competitive advantages if, for example, others were first to invent or first to file a patent application for the technologies and products covered by our patents.

Additionally, when we do not control the prosecution, maintenance and enforcement of certain important intellectual property, such as a drug compound in-licensed to us or subject to a collaboration with a third party, the protection of the intellectual property rights may not be in our hands. If we do not control the intellectual property rights in-licensed to us with respect to a compound and the entity that controls the intellectual property rights does not adequately protect those rights, our rights may be impaired, which may impact our ability to develop, market and commercialize the in-licensed compound.

Our means of protecting our proprietary rights may not be adequate, and our competitors may:

- independently develop substantially equivalent proprietary information, products and techniques;
- otherwise gain access to our proprietary information; or

- design around patents issued to us or our other intellectual property.

We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we fail to maintain trade secret and patent protection, our potential, future revenues may be decreased.

If the effective term of our patents is decreased due to changes in the United States patent laws or if we need to refile some of our patent applications, the value of our patent portfolio and the revenues we derive from it may be decreased.

The value of our patents depends in part on their duration. A shorter period of patent protection could lessen the value of our rights under any patents that we obtain and may decrease the revenues we derive from our patents. The United States patent laws were amended in 1995 to change the term of patent protection from 17 years from patent issuance to 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology applications may be more than three years depending on the subject matter, a 20-year patent term from the filing date may result in substantially shorter patent protection. Also, we may need to refile some of our applications filed before 1995 that claim large numbers of genes or other additional subject matter and, in these situations, the patent term will be measured from the date of the earliest priority application. This would shorten our period of patent exclusivity and may decrease the revenues that we might derive from the patents.

International patent protection is particularly uncertain and costly, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Biotechnology and pharmaceutical patent law outside the United States is even more uncertain and costly than in the United States and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as United States laws. For example, certain countries do not grant patent claims that are directed to the treatment of humans. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors' foreign patents, which could result in substantial costs and diversion of our efforts.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties***

Our corporate headquarters is in Wilmington, Delaware, which is where our drug discovery and development operations are also located. These facilities are leased to us until June 2013. We believe that these facilities are adequate to meet our business requirements for the near-term and that additional space will be available on commercially reasonable terms, if required. In addition to this lease, we had lease agreements as of December 31, 2009 for facilities that were closed as a part of the restructurings of our genomic information business in Palo Alto, California. As of December 31, 2009, we had multiple sublease and lease agreements covering approximately 263,000 square feet which expire between December 2010 and June 2013. Of the approximately 263,000 square feet leased, approximately 126,000 square feet of this space is currently subleased to others.

Item 3. ***Legal Proceedings***

We are not currently a party to any material legal proceedings. We may from time to time become involved in various legal proceedings arising in the ordinary course of business.

Item 4. ***(Removed and Reserved).***

Executive Officers of the Registrant

Our executive officers are as follows:

Paul A. Friedman, M.D., age 67, joined Incyte as the Chief Executive Officer and a Director in November 2001. Dr. Friedman also serves as our President. From 1998 until October 2001, Dr. Friedman served as President of DuPont Pharmaceuticals Research Laboratories, a wholly owned subsidiary of DuPont Pharmaceuticals Company (formerly The DuPont Merck Pharmaceutical Company), from 1994 to 1998 he served as President of Research and Development of The DuPont Merck Pharmaceutical Company, and from 1991 to 1994 he served as Senior Vice President at Merck Research Laboratories. Prior to his work at Merck and DuPont, Dr. Friedman was an Associate Professor of Medicine and Pharmacology at Harvard Medical School. Dr. Friedman is a Diplomate of the American Board of Internal Medicine and a Member of the American Society of Clinical Investigation. He received his A.B. in Biology from Princeton University and his M.D. from Harvard Medical School.

Patricia S. Andrews, age 51, joined Incyte as Executive Vice President and Chief Commercial Officer in October 2008. From 1991 to October 2008, Ms. Andrews was employed by Pfizer in various roles of increasing responsibility in Corporate Strategic Planning and Worldwide Pharmaceutical Operations. Ms. Andrews was most recently Vice President, General Manager of the U.S. Oncology business unit and Vice President, Specialty Markets, responsible for U.S. marketing of oncology, ophthalmology, endocrinology, anti-infectives, HIV and all products still sold but no longer actively marketed in the United States. Prior to joining Pfizer, from 1985 to 1990, Ms. Andrews held various positions at Marine Midland Bank, including Vice President, Capital Finance. Ms. Andrews received her B.A. in history and political science from Brown University and her M.B.A. from the University of Michigan.

David C. Hastings, age 48, has served as Executive Vice President and Chief Financial Officer since October 2003. From February 2000 to September 2003, Mr. Hastings served as Vice President, Chief Financial Officer, and Treasurer of ArQule, Inc. Prior to his employment with ArQule, Mr. Hastings was Vice President and Corporate Controller at Genzyme, Inc., where he was responsible for the management of the finance department. Prior to his employment with Genzyme, Mr. Hastings was the Director of Finance at Sepracor, Inc., where he was primarily responsible for Sepracor's internal and external reporting. Mr. Hastings is a Certified Public Accountant and received his B.A. in Economics at the University of Vermont.

Brian W. Metcalf, Ph.D., age 64, has served as Executive Vice President and Chief Drug Discovery Scientist since February 2002. From March 2000 to February 2002, Dr. Metcalf served as Senior Vice President and Chief Scientific Officer of Kosan Biosciences Incorporated. From December 1983 to March 2000, Dr. Metcalf held a number of executive management positions with SmithKline Beecham, most recently as Senior Vice President, Discovery Chemistry and Platform Technologies. Prior to joining SmithKline Beecham, Dr. Metcalf held positions with Merrell Research Center from 1973 to 1983. Dr. Metcalf received his B.S. and Ph.D. in Organic Chemistry from the University of Western Australia.

Patricia A. Schreck, age 56, joined Incyte as Executive Vice President and General Counsel in December 2003. Prior to joining Incyte, Ms. Schreck was Chief Patent Counsel at Elan Drug Delivery, Inc. Previously, she served as General Counsel for Genomics Collaborative, Inc. and diaDexus, Inc. (a SmithKline Beecham and Incyte joint venture). From 1992 through 1998, Ms. Schreck held a variety of senior patent and corporate legal positions at SmithKline Beecham. Ms. Schreck holds a B.A. in Chemistry and Biology from the University of Colorado and a J.D. from Villanova University School of Law. Ms. Schreck is admitted to practice before the United States Patent bar.

Paula J. Swain, age 52, has served as Executive Vice President, Human Resources, of Incyte since August 2002 and joined the company as Senior Vice President of Human Resources in January 2002. Ms. Swain served as Senior Vice President of Human Resources at Bristol Meyers Squibb from October 2001 to January 2002, after they acquired DuPont Pharmaceuticals Company. From July 1998 to October

2001, Ms. Swain was Senior Vice President of Human Resources at DuPont Pharmaceuticals. From October 1992 to July 1998, Ms. Swain held a variety of human resources positions of increasing responsibility at DuPont Pharmaceuticals. Ms. Swain received her B.A. in Psychology and Industrial Relations from Rockhurst University.

Richard S. Levy, M.D., age 52, has served as Executive Vice President and Chief Drug Development and Medical Officer since January 2009 and joined the company as Senior Vice President of Drug Development in August 2003. Prior to joining Incyte, Dr. Levy held positions of increasing responsibilities in drug development, clinical research and regulatory affairs at Celgene, from 2002 to 2003, DuPont Pharmaceuticals Company, from 1997 to 2002, and Sandoz (now part of Novartis), from 1991 to 1997. Prior to joining the pharmaceutical industry, Dr. Levy was Assistant Professor of Medicine at the UCLA School of Medicine. Dr. Levy is Board Certified in Internal Medicine and Gastroenterology and received his A.B. in Biology from Brown University and his M.D. from the University of Pennsylvania.

Steven M. Friedman, M.D., age 64, has served as Executive Vice President of Biology and Preclinical Development since January 2009 and joined Incyte as Senior Vice President of Discovery Biology in January 2002. From February 2001 until joining Incyte, Dr. Friedman served as Vice President of Biology Research DuPont Pharmaceuticals Company and, subsequently, Bristol-Myers Squibb Company. From 1998 to 2001, he served as Executive Director of Immunological & Inflammatory Diseases Research DuPont Pharmaceuticals Company and in the same capacity for The DuPont Merck Pharmaceutical Company from 1997 to 1998. Prior to his work at DuPont Merck, Dr. Friedman was a Professor of Medicine at Cornell University Medical College. Dr. Friedman is a Diplomate of the American Board of Internal Medicine and a Member of the American Society of Clinical Investigation. He received his B.A. in Biochemistry from Princeton University and his M.D. from Cornell University Medical College. Dr. Paul A. Friedman and Dr. Steven M. Friedman are brothers.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock, $.001 par value per share, is traded on The NASDAQ Global Market (Nasdaq) under the symbol "INCY." The following table sets forth, for the periods indicated, the range of high and low sales prices for our common stock on Nasdaq as reported in its consolidated transaction reporting system.

	High	Low
2008		
First Quarter	$12.83	$8.33
Second Quarter	11.69	7.45
Third Quarter	10.42	7.01
Fourth Quarter	7.67	1.85
2009		
First Quarter	$ 4.21	$2.03
Second Quarter	4.10	1.96
Third Quarter	8.18	3.22
Fourth Quarter	9.56	5.30

As of December 31, 2009, our common stock was held by 290 stockholders of record. We have never declared or paid dividends on our capital stock and do not anticipate paying any dividends in the foreseeable future.

Item 6. ***Selected Financial Data***

Selected Consolidated Financial Data
(in thousands, except per share data)

The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 and the Consolidated Financial Statements and related Notes included in Item 8 of this Report.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Consolidated Statement of Operations Data:					
Revenues:					
Contract revenues(1)	$ 5,755	$ 659	$ 29,852	$ 24,226	$ —
License and royalty revenues	3,510	3,260	4,588	3,417	7,846
Total revenues	9,265	3,919	34,440	27,643	7,846
Costs and expenses:					
Research and development	119,442	146,362	104,889	87,596	95,618
Selling, general and administrative	27,580	17,073	15,238	14,027	11,656
Other expenses(2)	2,011	(227)	(407)	2,884	1,356
Total costs and expenses	149,033	163,208	119,720	104,507	108,630
Loss from operations	(139,768)	(159,289)	(85,280)	(76,864)	(100,784)
Interest and other income, net	50	5,306	22,431	20,679	12,527
Interest expense	(32,125)	(24,937)	(24,032)	(17,911)	(16,052)
Loss on embedded derivative liability	(34,300)	—	—	—	(106)
Gain (loss) on redemption/repurchase of convertible senior and subordinated notes	(5,727)	—	—	(70)	506
Loss from continuing operations before income taxes	(211,870)	(178,920)	(86,881)	(74,166)	(103,909)
Benefit for income taxes	—	—	—	—	(552)
Loss from continuing operations	(211,870)	(178,920)	(86,881)	(74,166)	(103,357)
Gain from discontinued operation, net of tax	—	—	—	—	314
Net loss	(211,870)	$(178,920)	$ (86,881)	$ (74,166)	$(103,043)
Basic and diluted per share data	$ (2.06)	$ (1.99)	$ (1.03)	$ (0.89)	$ (1.24)
Number of shares used in computation of basic and diluted per share data	102,943	89,785	84,185	83,799	83,321

(1) 2009 contract revenues relates to our collaborative research and license agreements with Novartis and Lilly. 2008, 2007 and 2006 contract revenues relate to our collaborative research and license agreement with Pfizer Inc.

(2) 2009, 2008, 2007 and 2005 charges relates to restructuring activity. 2006 charges relate to restructuring charges and $3.4 million paid to Invitrogen as a settlement fee.

	December 31,				
	2009	2008	2007	2006	2005
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and short-term and long-term marketable securities	$ 473,931	$ 217,783	$ 257,327	$329,810	$344,971
Working capital	523,229	155,157	227,817	278,421	326,119
Total assets	712,390	232,388	275,695	353,603	374,108
Convertible senior notes	308,059	130,969	122,180	113,981	—
Convertible subordinated notes	135,079	265,198	264,376	257,122	341,862
Stockholders' equity (deficit)	(102,384)	(220,750)	(159,517)	(84,908)	(19,397)

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes included elsewhere in this Report.

Our pipeline includes the following compounds:

Target/Drug Compound	Indication	Development Status
JAK1/2		
INCB18424(1)	Myelofibrosis	Phase III
INCB18424(1)	Polycythemia Vera/Essential Thrombocythemia	Phase II
INCB18424(1)	Other Hematologic Tumors	Phase I/II
INCB18424(2)	Psoriasis	Phase IIb
INCB28050(3)	Rheumatoid Arthritis	Phase II
c-MET		
INCB28060(4)	Solid Cancers	Phase I
Sheddase		
INCB7839	Breast Cancer	Phase II
IDO		
INCB24360	Oncology	IND Cleared
HSD1		
INCB13739	Type 2 Diabetes	Phase IIb

(1) We licensed rights outside the United States to Novartis and retained U.S. rights
(2) This compound is a topical formulation; all others are an oral formulation
(3) We licensed worldwide rights to Lilly and retained a co-development and co-promotion options
(4) We licensed worldwide rights to Novartis and retained a co-development and co-promotion options

We anticipate incurring additional losses for several years as we expand our drug discovery and development programs. We also expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Conducting clinical trials for our drug candidates in development is a lengthy, time-consuming and expensive process. We do not expect to generate product sales from our drug discovery and development efforts for several years, if at all. If we are unable to successfully develop and market pharmaceutical products over the next several years, our business, financial condition and results of operations would be adversely impacted.

License Agreements

Novartis

In November 2009, we entered into a Collaboration and License Agreement with Novartis International Pharmaceutical Ltd. Under the terms of the agreement, Novartis received exclusive development and commercialization rights outside of the United States to INCB18424 and certain back-up compounds for hematologic and oncology indications, including all hematological malignancies, solid tumors and myeloproliferative diseases. We retained exclusive development and commercialization rights to INCB18424 in the United States and in certain other indications. Novartis also received worldwide exclusive development and commercialization rights to our c-MET inhibitor compound INCB28060 and certain back-up compounds in all indications. We retained options to co-develop and to co-promote INCB28060 in the United States.

We received an upfront payment of $150 million in December 2009 plus an immediate $60 million milestone payment in January 2010 earned for the start of the Phase III study for INCB18424 in Europe. We may be eligible to receive future additional payments if defined development and commercialization milestones are achieved and could receive tiered, double digit royalties on future INCB18424 sales outside of the United States. Each company is responsible for costs relating to the development and commercialization of the JAK inhibitor compound in its respective territories, with costs of collaborative studies shared equally. Novartis is responsible for all costs relating to the development and commercialization of the c-MET inhibitor compound after the initial Phase I clinical trial.

The Novartis agreement will continue on a program-by-program basis until Novartis has no royalty payment obligations with respect to such program or, if earlier, the termination of the agreement or any program in accordance with the terms of the agreement. The agreement may be terminated in its entirety or on a program-by-program basis by Novartis for convenience. The agreement may also be terminated by either party under certain other circumstances, including material breach.

Lilly

In December 2009, we entered into a License, Development and Commercialization Agreement with Eli Lilly and Company. Under the terms of the Lilly agreement, Lilly received exclusive worldwide development and commercialization rights to INCB28050 and certain back-up compounds for inflammatory and autoimmune diseases. We received an initial payment of $90 million, and we may be eligible to receive future additional payments based on the achievement of defined development, regulatory and commercialization milestones and could receive tiered, double-digit royalty payments on future global sales with rates ranging up to 20% if the product is successfully commercialized.

We retained options to co-develop our JAK1/JAK2 inhibitors with Lilly on a compound-by-compound and indication-by-indication basis. Lilly will be responsible for all costs relating to the development and commercialization of the compounds unless we elect to co-develop any compounds or indications. If we elect to co-develop any compounds and/or indications, we would be responsible for funding 30% of the associated future global development costs from the initiation of a Phase IIb trial. We would receive an incremental royalty rate increase across all tiers resulting in effective royalty rates ranging up to the high twenties on potential future global sales for compounds and/or indications that we elect to co-develop. We also retained an option to co-promote products in the United States. The Lilly agreement will continue until Lilly no longer has any royalty payment obligations or, if earlier, the termination of the agreement in accordance with its terms. The agreement may be terminated by Lilly for convenience, and may also be terminated under certain other circumstances, including material breach.

Pfizer

In January 2006, we entered into a Collaborative Research and License Agreement with Pfizer Inc. for the pursuit of our CCR2 antagonist program. Pfizer gained worldwide development and commercialization rights to our portfolio of CCR2 antagonist compounds. Pfizer's rights extend to the full scope of potential indications, with the exception of multiple sclerosis and autoimmune nephritides, where we retained worldwide rights, along with certain compounds. We do not have obligations to Pfizer on pre-clinical development candidates we select for pursuit in these indications. The agreement will terminate upon the expiration of the last to expire of patent rights licensed under the agreement. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the agreement by the other party or for the insolvency of the other party. In addition, Pfizer may terminate the agreement at any time upon 90 days' notice. We received an upfront nonrefundable, non-creditable payment of $40 million in January 2006 and are eligible to receive additional future development and milestone payments.

Restructuring Programs

In February 2004, we made the decision to discontinue further development of our information products line, close our Palo Alto headquarters and focus solely on the discovery and development of novel drugs. We still have a lease obligation for a facility in Palo Alto through March 2011. As a result of the long term nature of this remaining lease obligation, we will be recording a charge each period through the March 2011 termination date of the lease related to increases in the fair value of the lease obligations. The cash impact in 2009 from restructuring related charges was $6.2 million.

Critical Accounting Policies and Significant Estimates

The preparation of financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- Revenue recognition;
- Research and development costs;
- Stock compensation;
- Restructuring charges;
- Investments; and
- Convertible debt and derivative accounting;

Revenue Recognition. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectability is reasonably assured. We have entered into various types of agreements for access to our information databases and use of our intellectual property. Revenues are deferred for fees received before earned or until no further obligations exist. We exercise judgment in determining that collectability is reasonably assured or that services have been delivered in accordance with the arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the customer's payment history and on the creditworthiness of the customer.

Revenues from licenses to our intellectual property are recognized when earned under the terms of the related agreements. Royalty revenues are recognized upon the sale of products or services to third parties by the licensee or other agreed upon terms. We estimate royalty revenues based on previous period royalties received and information provided by the third party licensee. We exercise judgment in determining whether the information provided by licensees is sufficiently reliable for us to base our royalty revenue recognition thereon.

Under agreements involving multiple products, services and/or rights to use assets, the multiple elements are divided into separate units of accounting when certain criteria are met, including whether the delivered items have stand alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. When separate units of accounting exist, consideration is allocated among the separate elements based on their respective fair values. The determination of fair value of each element is based on objective evidence from historical sales of the individual elements by us to other customers. If such evidence of fair value for each undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value for each undelivered element does exist or until all elements of the arrangement are delivered. When elements are specifically tied to a separate earnings process, revenue is recognized when the specific performance obligation tied to the element is completed. When revenues for an element are not specifically tied to a separate earnings process, they are recognized ratably over the term of the agreement.

Research and Development Costs. Our policy is to expense research and development costs as incurred. We often contract with clinical research organizations (CROs) to facilitate, coordinate and perform agreed upon research and development of a new drug. To ensure that research and development costs are expensed as incurred, we record monthly accruals for clinical trials and preclinical testing costs based on the work performed under the contract.

These CRO contracts typically call for the payment of fees for services at the initiation of the contract and/or upon the achievement of certain clinical trial milestones. In the event that we prepay CRO fees, we record the prepayment as a prepaid asset and amortize the asset into research and development expense over the period of time the contracted research and development services are performed. Most professional fees, including project and clinical management, data management, monitoring, and medical writing fees are incurred throughout the contract period. These professional fees are expensed based on their percentage of completion at a particular date.

Our CRO contracts generally include pass through fees. Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs, including shipping and printing fees. We expense the costs of pass through fees under our CRO contracts as they are incurred, based on the best information available to us at the time. The estimates of the pass through fees incurred are based on the amount of work completed for the clinical trial and are monitored through correspondence with the CROs, internal reviews and a review of contractual terms. The factors utilized to derive the estimates include the number of patients enrolled, duration of the clinical trial, estimated patient attrition, screening rate and length of the dosing regimen. CRO fees incurred to set up the clinical trial are expensed during the setup period.

Stock Compensation. Financial Accounting Standards Board (FASB) accounting guidance for stock compensation requires all share-based payment transactions with employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period based on their fair values. The accounting guidance also requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates, to value equity-based compensation and requires the recognition of the fair value of stock compensation in the statement of operations. We recorded stock compensation expense of $10.0 million, $15.0 million and $10.1 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

Restructuring Charges. We estimate costs associated with restructuring activities initiated after December 31, 2002, including costs resulting from the cost to exit the facilities used for our genomics business, the amount to be paid in lease termination payments, the future lease and operating costs to be paid until the lease is terminated, and the amount, if any, of sublease receipts and real estate broker fees. To form our estimates for these costs, we perform an assessment of the affected facilities and consider the current market conditions for each site. We also estimate our credit adjusted risk free interest rate in order to discount our projected lease payments. Our assumptions on either the lease termination payments, operating costs until terminated, the offsetting sublease receipts and estimated realizable value of fixed assets held for sale may turn out to be incorrect and our actual cost may be materially different from our estimates. Our estimates of future liabilities may change, requiring us to record additional restructuring charges or reduce the amount of liabilities recorded.

At the end of each reporting period, we evaluate the remaining accrued balances to ensure their adequacy, that no excess accruals are retained and the utilization of the provisions are for their intended purposes in accordance with developed exit plans. We periodically evaluate current available information and adjust our restructuring reserve as necessary. We also make adjustments related to accrued professional fees to adjust estimated amounts to actual.

Investments. We carry our investments at their respective fair values. We periodically evaluate the fair values of our investments to determine whether any declines in the fair value of investments represent an other-than-temporary impairment. This evaluation consists of a review of several factors, including the length of time and extent that a security has been in an unrealized loss position, the existence of an event that would impair the issuer's future repayment potential, the near term prospects for recovery of the market value of a security and if we intend to sell or if it is not more likely than not that the we will be required to sell the security before recovery of its amortized cost basis. If management determines that such an impairment exists, we would recognize an impairment charge. Because we may determine that market or business conditions may lead us to sell a short-term investment or marketable security prior to maturity, we classify our short-term investments and marketable securities as "available-for-sale." Investments in securities that are classified as available-for-sale and have readily determinable fair values are measured at fair market value in the balance sheets, and unrealized holding gains and losses for these investments are reported as a separate component of stockholders' equity until realized. We classify those marketable securities that may be used in operations within one year as short-term investments. Those marketable securities in which we have both the ability to hold until maturity and have a maturity date beyond one year from our most recent consolidated balance sheet date are classified as long-term marketable securities.

Convertible Debt and Derivative Accounting. We perform an assessment of all embedded features of a debt instrument to determine if (1) such features should be bifurcated and separately accounted for, and (2) if bifurcation requirements are met, whether such features should be classified and accounted for as equity or liability. If the embedded feature meets the requirements to be bifurcated and accounted for as a liability, the fair value of the embedded feature is measured initially, included as a liability on the consolidated balance sheet, and remeasured each reporting period. Any changes in fair value are recorded in the consolidated statement of operations. We monitor, on an ongoing basis, whether events or circumstances could give rise to a change in our classification of embedded features.

Due to the variable mix of common stock and series A preferred stock that would have been issued to satisfy the conversion of our 4.75% convertible senior notes due 2015 until we had reserved sufficient shares of our common stock, the embedded conversion feature was not considered indexed to our stock. As a result, the embedded conversion feature was not eligible for equity classification and was required to be bifurcated from the underlying debt instrument until we had reserved sufficient shares of our common stock. Accordingly, the fair value of the embedded conversion feature on September 30, 2009 of $148.1 million was recorded as a derivative liability and the carrying value of our 4.75% convertible senior notes was reduced to reflect a debt discount equal to the fair value of the embedded conversion feature. The derivative liability related to the conversion feature was revalued on November 24, 2009, the date we increased the number of shares of our common stock authorized for issuance in an amount sufficient to satisfy conversion of our 4.75% convertible senior notes. The fair value of the derivative liability was increased to $182.4 million as, among other factors, our stock price increased from September 30, 2009, and the change in fair market value of $34.3 million was recorded in earnings. As we had reserved sufficient shares of our common stock to satisfy the conversion provisions of our 4.75% convertible senior notes, the conversion feature is considered indexed to our stock and the fair value of the conversion feature had be reclassified from a liability into stockholders' deficit at December 31, 2009. The debt discount related to the derivative liability will be amortized to interest expense over the six year term of our 4.75% convertible senior notes using the effective interest method. We valued the embedded conversion feature using a single factor binomial lattice model, with the assistance of a valuation consultant. This model incorporates inputs such as stock price, historical volatility, risk free interest rate, equivalent bond yield, as well as assumptions about fundamental change and note holder behavior.

Results of Operations

Years Ended December 31, 2009 and 2008

We recorded net losses from operations for the years ended December 31, 2009 and 2008 of $211.9 million and $178.9 million, respectively. On a basic and diluted per share basis, net loss from operations was $2.06 and $1.99 for the years ended December 31, 2009 and 2008, respectively.

Revenues

	For the Years Ended, December 31,	
	2009	2008
	(in millions)	
Contract revenues	$5.8	$0.7
License and royalty revenues	3.5	3.2
Total revenues	$9.3	$3.9

Our contract revenues were $5.8 million and $0.7 million in 2009 and 2008, respectively. For the year ended December 31, 2009, contract revenues were derived from the straight line recognition of revenue associated with the Novartis and Lilly upfront fees over the estimated performance periods. The upfront fees related to the Novartis agreement includes a $150.0 million upfront payment received in 2009, a $60.0 million immediate milestone payment received in 2010 and $10.9 million of reimbursable costs incurred prior to the effective date of the agreement. The upfront fees related to the Lilly agreement consist of a $90.0 million upfront payment received in 2010. For the year ended December 31, 2008, contract revenues were derived from recognition of revenue associated with the Pfizer upfront fee and research services provided to Pfizer. The increase from 2008 to 2009 primarily relates to 2009 amortization of the upfront fee received from Novartis under our collaboration and license agreement.

Our license and royalty revenues were $3.5 million and $3.2 million in 2009 and 2008, respectively. License and royalty revenues were derived from database subscriptions and licensing of our gene- and genomic-related intellectual property. We expect that revenues generated from information products, including licensing of gene- and genomic-related intellectual property, will decline as we focus on our drug discovery and development programs.

For the year ended December 31, 2009 and 2008, revenues from companies considered to be related parties were $1.4 million and $1.1 million, respectively. Our related parties consist of companies in which members of our Board of Directors have invested, either directly or indirectly, or in which a member of our Board of Directors is an officer or holds a seat on the Board of Directors (other than an Incyte-held Board seat).

Operating Expenses

Research and development expenses

	For the Years Ended, December 31,	
	2009	2008
	(in millions)	
Salary and benefits related	$ 38.8	$ 35.0
Stock compensation	7.1	10.7
Clinical research and outside services	57.8	84.1
Occupancy and all other costs	15.7	16.6
Total research and development expenses	$119.4	$146.4

We currently track research and development costs by natural expense line and not costs by project. Salary and benefits related expense increased from 2008 to 2009 due to increased development headcount to sustain our development pipeline. Stock compensation expense may fluctuate from period to period based on the number of options granted, stock price volatility and expected option lives, as well as expected option forfeiture rates which are used to value equity-based compensation. The decrease in clinical research and outside services from 2008 to 2009 is primarily due to prioritization of our pipeline to focus on products we believe have a greater likelihood of creating near-term value. The decrease in occupancy and all other costs from 2008 to 2009 was primarily the result of decreased depreciation costs.

Research and development expenses may fluctuate from period to period depending upon the stage of certain projects and the level of pre-clinical and clinical trial-related activities. Many factors can affect the cost and timing of our clinical trials, including requests by regulatory agencies for more information, inconclusive results requiring additional clinical trials, slow patient enrollment, adverse side effects among patients, insufficient supplies for our clinical trials and real or perceived lack of effectiveness or safety of our investigational drugs in our clinical trials. In addition, the development of all of our products will be subject to extensive governmental regulation. These factors make it difficult for us to predict the timing and costs of the further development and approval of our products.

Selling, general and administrative expenses

	For the Years Ended, December 31,	
	2009	2008
	($ in millions)	
Salary and benefits related	$ 8.4	$ 6.3
Stock compensation	2.9	4.3
Other contract services and outside costs	16.3	6.5
Total selling, general and administrative expenses	$27.6	$17.1

Salary and benefits related expense increased from 2008 to 2009 due to increased headcount. This increased headcount was due to initial sales and marketing preparations for the potential commercialization of INCB18424 for myeloproliferative neoplasms. Stock compensation expense may fluctuate from period to period based on the number of options granted, stock price volatility and expected option lives, as well as expected option forfeiture rates which are used to value equity-based compensation. The increase in other contract services and outside costs was primarily the result of initial marketing preparations for the potential commercialization of INCB18424 for myeloproliferative neoplasms as well as legal and transaction costs associated with our license agreements with Novartis and Lilly.

Other expenses. Other expenses for the years ended December 31, 2009 and 2008 were $2.0 million and $(0.2) million, respectively.

In 2009, we recorded $0.4 million of expense in connection with our 2004 restructuring program and $1.6 million of expense in connection with our 2002 restructuring program.

In 2008, we recorded $(0.4) million of benefit in connection with our 2004 restructuring program and $0.2 million of expense in connection with our 2002 restructuring program and a facility closed in connection with our acquisition of Maxia Pharmaceuticals, Inc..

Other income (expense)

Interest and other income (expense), net. Interest and other income (expense), net, for the years ended December 31, 2009 and 2008 was $0.1 million and $5.3 million, respectively. The decrease in 2009 from 2008 was primarily attributable to a lower average cash balance and lower interest rates during 2009 and a $1.3 million non-cash other-than-temporary impairment charge recorded in 2009.

Interest expense. Interest expense for the years ended December 31, 2009 and 2008 was $32.1 million and $24.9 million, respectively. The increase in 2009 from 2008 is primarily attributable to the increase in coupon interest and accretion of the discount related to our 4.75% convertible senior notes due 2015 issued in September 2009.

Loss on embedded derivative liability. The loss on embedded derivative liability related to the conversion feature on our 4.75% convertible senior notes due 2015 which was originally valued on September 30, 2009 at $148.1 million. On November 24, 2009, we increased the number of shares of our common stock authorized for issuance in an amount sufficient to satisfy conversion of our 4.75% convertible senior notes, and we recorded a mark-to-market adjustment in the value of the embedded derivative liability to $182.4 million as, among other factors, our stock price increased from September 30, 2009, which resulted in a $34.3 million non-cash charge. As a result of the increase in our common stock authorized for issuance, classification of this embedded derivative as a liability is no longer required, and we have reclassified it to additional-paid-in-capital.

Loss on repurchase of convertible senior and subordinated notes. During the year ended December 31, 2009, we repurchased $96.2 million of our 3½% convertible senior notes due 2011 and $131.0 million of our 3½% convertible subordinated notes due 2011. These repurchases resulted in a loss of $5.7 million primarily related to the pro rata share of the unamortized debt discount from the 3½% convertible senior notes we repurchased during the year ended December 31, 2009.

Provision (benefit) for income taxes. Due to our net losses in 2009 and 2008, we did not have an annual income tax provision.

Years Ended December 31, 2008 and 2007

We recorded net losses from operations for the years ended December 31, 2008 and 2007 of $178.9 million and $86.9 million, respectively. On a basic and diluted per share basis, net loss from operations was $1.99 and $1.03 for the years ended December 31, 2008 and 2007, respectively.

Revenues

	For the Years Ended, December 31,	
	2008	2007
	(in millions)	
Contract revenues	$0.7	$29.8
License and royalty revenues	3.2	4.6
Total revenues	$3.9	$34.4

Our contract revenues were $0.7 million and $29.8 million in 2008 and 2007, respectively. Contract revenues were derived from recognition of revenue associated primarily with the Pfizer $40.0 million upfront fee and research services provided to Pfizer. The decrease from 2008 to 2007 primarily relates to completion in early 2008 of the amortization of the upfront fee received from Pfizer under our collaborative research and license agreement. In addition, we received a $3.0 million milestone payment from Pfizer during 2007.

Our license and royalty revenues were $3.2 million and $4.6 million in 2008 and 2007, respectively. License and royalty revenues were derived from database subscriptions and licensing of our gene- and genomic-related intellectual property.

For the year ended December 31, 2008 and 2007, revenues from companies considered to be related parties, were $1.1 million and $0.6 million, respectively.

Operating Expenses

Research and development expenses

	For the Years Ended, December 31,	
	2008	2007
	(in millions)	
Salary and benefits related	$ 35.0	$ 32.8
Stock compensation	10.7	6.9
Clinical research and outside services	84.1	47.9
Occupancy and all other costs	16.6	17.3
Total research and development expenses	$146.4	$104.9

Salary and benefits related expense increased from 2007 to 2008 due to increased development headcount. Stock compensation expense may fluctuate from period to period based on the number of options granted, stock price volatility and expected option lives, as well as expected option forfeiture rates which are used to value equity-based compensation. The increase in clinical research and outside services from 2007 to 2008 is due primarily from the growth and advancement of our clinical pipeline. The decrease in occupancy and all other costs from 2007 to 2008 was primarily the result of decreased depreciation costs.

Selling, general and administrative expenses

	For the Years Ended, December 31,	
	2008	2007
	($ in millions)	
Salary and benefits related	$ 6.3	$ 6.4
Stock compensation	4.3	3.2
Other contract services and outside costs	6.5	5.6
Total selling, general and administrative expenses	$17.1	$15.2

Salary and benefits related expense decreased from 2007 to 2008 due to decreased incentive compensation expense. Stock compensation expense may fluctuate from period to period based on the number of options granted, stock price volatility and expected option lives, as well as expected option forfeiture rates which are used to value equity-based compensation. Other contract services and outside costs increased due to higher professional service fees.

Other expenses. Other expenses for the years ended December 31, 2008 and 2007 were $(0.2) million and $(0.4) million, respectively.

In 2008, we recorded $(0.4) million of benefit in connection with our 2004 restructuring program and $0.2 million of expense in connection with our 2002 restructuring program and a facility closed in connection with our acquisition of Maxia Pharmaceuticals, Inc. In 2007, we recorded $0.7 million of expense in connection with our 2004 restructuring program and $0.9 million of benefit in connection with our 2002 restructuring program and a facility closed in connection with our acquisition of Maxia.

Other income (expense)

Interest and other income (expense), net. Interest and other income (expense), net, for the years ended December 31, 2008 and 2007 was $5.3 million and $22.4 million, respectively. The decrease in 2008 from 2007 was primarily attributable to the $8.5 million realized gain recorded from the sale of our investment in a privately-held company in December 2007, a lower average cash balance and lower interest rates during 2008.

Interest expense. Interest expense for the years ended December 31, 2008 and 2007 was $24.9 million and $24.0 million, respectively. The increase in 2008 from 2007 is primarily attributable to the increase in accretion of the discount related to our 3½% convertible senior notes due 2011 issued in September 2006.

Provision (benefit) for income taxes. Due to our net losses in 2008 and 2007, we did not have an annual income tax provision.

Recent Accounting Pronouncements

In September 2006, the FASB issued new accounting guidance on fair value measurements. This guidance establishes a common definition for fair value to be applied to U.S. GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. We adopted this new accounting guidance effective January 1, 2008. Issued in February 2008, a FASB staff position removed leasing transactions from the scope of the new fair value guidance. Also in February 2008, the FASB issued authoritative guidance deferring the effective date of the fair value guidance for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We adopted this new accounting guidance for all nonfinancial assets and nonfinancial liabilities effective January 1, 2009.

In April 2009, the FASB issued a staff position providing additional guidance on factors to consider in estimating fair value when there has been a significant decrease in market activity for a financial asset. The guidance was effective for interim and annual periods ending after June 15, 2009, and we adopted this guidance commencing with our June 30, 2009 consolidated financial statements. The implementation of this standard had no material impact on our consolidated financial statements.

In June 2008, the FASB issued new guidance related to assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for the purposes of determining whether such equity-linked financial instrument (or embedded feature) is subject to derivative accounting. We adopted this new guidance effective January 1, 2009. Pursuant to this guidance, at September 30, 2009, in connection with the issuance of our 4.75% convertible senior notes due 2015, the fair value of the embedded conversion feature on September 30, 2009 of $148.1 million was recorded as a derivative liability and the carrying value of our 4.75% convertible senior notes was reduced to reflect a debt discount equal to the fair value of the embedded conversion feature. The derivative liability related to the conversion feature was revalued on November 24, 2009, the date we increased the number of shares of our common stock authorized for issuance in an amount sufficient to satisfy conversion of our 4.75% convertible senior notes, increasing the fair value of the derivative liability to $182.4 million as, among other factors, our stock price increased from September 30, 2009. The change in fair market value of $34.3 million was recorded in earnings. As we had reserved sufficient shares of our common stock to satisfy the conversion provisions of our 4.75% convertible senior notes, the conversion feature was considered indexed to our stock and the fair value of the conversion feature was reclassified from a liability into stockholders' deficit at December 31, 2009 in the accompanying consolidated balance sheet.

In April 2009, the FASB issued a staff position which changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. The guidance is effective for interim and annual periods ending after June 15, 2009, and we adopted this guidance commencing with our June 30, 2009 consolidated financial statements. During the three months ended June 30, 2009, we recorded an other than temporary impairment charge on our marketable securities of $1.3 million, which is included in interest and other income (expense), net in the accompanying consolidated statement of operations.

In April 2009, the FASB issued a staff position requiring fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. The guidance is effective for interim and annual periods ending after June 15, 2009, and we adopted this guidance commencing with our June 30, 2009 consolidated financial statements. The implementation of this standard did not have a material impact on our consolidated balance sheet and results of operations.

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. The standard is effective prospectively for interim and annual periods ending after June 15, 2009, and we adopted this guidance commencing with our June 30, 2009 consolidated financial statements. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In July 2009, the FASB issued the FASB Accounting Standards Codification. The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing literature of the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other sources. The Codification was effective for interim and annual periods ending after September 15, 2009. We adopted the Codification for the quarter ended September 30, 2009. There was no impact on our consolidated balance sheet and results of operations as this change is disclosure-only in nature.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and the scope of what constitutes a non-software deliverable. The impact of the adoption of these amendments will depend on the nature of the arrangements that we enter into subsequent to the date we adopt the amendments.

Liquidity and Capital Resources

	2009	2008	2007
		(in millions)	
December 31:			
Cash, cash equivalents, and short-term and long-term marketable securities	$473.9	$ 217.8	$257.3
Working capital	$523.2	$ 155.2	$227.8
Year ended December 31:			
Cash provided by (used in):			
Operating activities	$ 12.4	$(140.9)	$(92.7)
Investing activities	$ 16.5	$ 105.9	$170.4
Financing activities	$242.3	$ 104.9	$ 12.3
Capital expenditures (included in investing activities above)	$ 0.4	$ 0.7	$ 1.2

Sources and Uses of Cash. Due to our significant research and development expenditures, we have not been profitable and have generated operating losses since we were incorporated in 1991 through 1996 and in 1999 through 2009. As such, we have funded our research and development operations through sales of equity securities, the issuance of convertible notes, cash received from customers, and collaborative arrangements. As of December 31, 2009, approximately $3.5 million of marketable securities were classified as long-term assets on the consolidated balance sheet as they had been in an unrealized loss position for longer than six months and we have the intent and ability to hold them until the carrying value recovers, which may be longer than one year. At December 31, 2009, we had available cash, cash equivalents, and short-term and long-term marketable securities of $473.9 million. Our cash and marketable securities balances are held in a variety of interest- bearing instruments including money market accounts, obligations of U.S. government agencies, high-grade corporate bonds, and asset backed and mortgage backed securities. Available cash is invested in accordance with our investment policy's primary objectives of liquidity, safety of principal and diversity of investments. Recent distress in the financial markets has had an adverse impact on financial market activities including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. We have assessed the implications of these factors on our current business and determined that there had not been a significant impact to our financial position, results of operations or liquidity during 2009.

Cash provided by (used in) Operating Activities. The $153.2 million increase in cash provided by operating activities from 2008 to 2009 was due primarily to the impact of the upfront payment received in 2009 related to our recent collaboration and license agreement with Novartis. The $48.2 million increase in cash used in operating activities from 2007 to 2008 was due primarily to the increase in our net loss.

Cash provided by Investing Activities. Our investing activities, other than purchases, sales and maturities of marketable securities, have consisted predominantly of capital expenditures and sales and purchases of long-term investments. In the future, net cash used by investing activities may fluctuate significantly from period to period due to the timing of strategic equity investments, acquisitions, including possible earn-out payments to former Maxia stockholders, capital expenditures and maturities/sales and purchases of marketable securities.

Cash provided by Financing Activities. During 2009, we received net proceeds of $132.3 million from the issuance of common stock in a public offering and net proceeds of $387.4 from the issuance of our 4.75% convertible senior notes due 2015 in a private placement. We also used $223.3 million to repurchase $227.2 million aggregate principal amount of our 3½% convertible senior notes due 2011 and 3½% convertible subordinated notes due 2011. We have also funded an escrow account of $56.2 million for the first six semi-annual interest payments on our 4.75% convertible senior notes. In addition, in 2009 we received $2.1 million of proceeds from issuance of common stock under our stock plans and employee stock purchase plan. During 2008, we received net proceeds of $101.7 million from the issuance of common stock. In addition, in 2008 we received $3.2 million of proceeds from issuance of common stock under our stock plans and employee stock purchase plan. During 2007, in connection with the collaborative research and license agreement, Pfizer purchased a $10.0 million convertible subordinated note. In addition, in 2007 we received $2.3 million of proceeds from issuance of common stock under our stock plans and employee stock purchase plan.

The following summarizes our significant contractual obligations as of December 31, 2009 and the effect those obligations are expected to have on our liquidity and cash flow in future periods (in millions):

	Total	Less Than 1 Year	Years 1 - 3	Years 4 - 5	Over 5 Years
Contractual Obligations:					
Principal on convertible subordinated debt	$139.0	$ —	$119.0	$20.0	$ —
Principal on convertible senior debt	455.6	—	55.6	—	400.0
Interest on convertible subordinated debt	6.2	4.1	2.1	—	—
Interest on convertible senior debt	117.0	21.0	39.0	38.0	19.0
Non-cancelable operating lease obligations:					
Related to current operations	19.6	5.4	11.3	2.9	—
Related to vacated space	9.3	8.2	1.1	—	—
Total contractual obligations	$746.7	$38.7	$228.1	$60.9	$419.0

The amounts and timing of payments related to vacated facilities may vary based on negotiated timing of lease terminations. We have entered into sublease agreements for our vacated space with scheduled payments to us of $2.2 million (less than 1 year) and $0.4 million (years 1-3); these scheduled payments are not reflected in the above table. In addition, we have funded an escrow account of $56.2 million for the first six semi-annual interest payments on our 4.75% convertible senior notes due 2015; these scheduled payments are not reflected in the above table.

The table above excludes certain commitments that are contingent upon future events. The most significant of these contractual commitments that we consider to be contingent obligations are summarized below.

Commitments related to Maxia are considered contingent commitments as future events must occur to cause these commitments to be enforceable. In February 2003, we completed our acquisition of Maxia. Under the merger agreement, former Maxia stockholders have the right to receive certain earn out amounts of up to a potential aggregate amount of $14.0 million upon the occurrence of certain research and development milestones set forth in the merger agreement. Twenty percent of each earn out payment, if earned, will be paid in cash and the remaining eighty percent will be paid in shares of our common stock such that an aggregate of $2.8 million in cash and $11.2 million in our common stock (based upon the then fair value) could potentially be paid pursuant to the earn out milestones. The milestones are set to occur as Maxia products enter various stages of human clinical trials and may be earned at any time prior to the tenth anniversary of the consummation of the merger. In any event, no more than 13,531,138 shares of our common stock may be issued to former Maxia stockholders in the aggregate pursuant to the merger agreement. None of these milestones has been achieved as of December 31, 2009.

We have entered into and may in the future seek to license additional rights relating to technologies in connection with our drug discovery and development programs. Under these licenses, we may be required to pay up-front fees, milestone payments, and royalties on sales of future products.

In February 2010, the holders of $15.5 million aggregate principal amount of our 3½% convertible senior notes due 2011 and $1.4 million aggregate principal amount of our 3½% convertible subordinated notes due 2011 elected to convert their holdings into 1,502,851 shares of our common stock. On February 22, 2010 we redeemed all of the remaining outstanding 3½% convertible senior notes due 2011 and 3½% convertible subordinated notes due 2011 at a price equal to 100.5% of the principal amount of the notes plus accrued and unpaid interest of $0.1 million to the redemption date. We used a total of $158.6 million in cash to fund this redemption.

We believe that our cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs for at least the next twelve months. Our cash requirements depend on numerous factors, including our expenditures in connection with potential repayments of convertible subordinated notes purchased by Pfizer; expenditures in connection with our drug discovery and development programs and commercialization operations; expenditures in connection with litigation or other legal proceedings; competing technological and market developments; the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; our receipt of any milestone or other payments under any collaborative agreements we may enter into, including the agreements with Novartis, Lilly and Pfizer; and expenditures in connection with strategic relationships and license agreements. Changes in our research and development or commercialization plans or other changes affecting our operating expenses may result in changes in the timing and amount of expenditures of our capital resources. We expect that future revenues generated from information products, including licensing of intellectual property, will continue to decline or remain steady as we focus on drug discovery and development programs and, in 2010, will not represent a significant source of cash inflow for us.

Until we can generate a sufficient amount of product revenues to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings, borrowings or strategic collaborations. The sale of equity or additional convertible debt securities in the future may be dilutive to our stockholders, and may provide for rights, preferences or privileges senior to those of our holders of common stock. Debt financing arrangements may require us to pledge certain assets or enter into covenants that could restrict our operations or our ability to incur further indebtedness. The indenture under which our 4.75% convertible senior notes due 2015 are issued contains a covenant that, among other things, limits our ability and the ability of any of our subsidiaries to incur additional indebtedness, create liens, or sell, lease, license, transfer or otherwise dispose of certain of our or their assets. We do not know whether additional funding will be available on acceptable terms, if at all. The credit markets and the financial services industry recently experienced a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. These events generally made equity and debt financing difficult to obtain since their occurrence. If we are not able to secure additional funding when needed, we may have to scale back our operations, delay or eliminate one or more of our research or development programs, or attempt to obtain funds by entering into an agreement with a collaborator or licensee that would result in terms that are not favorable to us or relinquishing our rights in certain of our proprietary technologies or drug candidates.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements other than those that are discussed above.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Our investments in marketable securities, which are composed primarily of investment-grade corporate bonds, U.S. government agency debt securities, mortgage and asset-backed securities and money market funds, are subject to default, changes in credit rating and changes in market value. These investments are also subject to interest rate risk and will decrease in value if market rate interest rates increase. As of December 31, 2009, cash, cash equivalents and short-term and long-term marketable securities were $473.9 million, including a funded restricted cash escrow account of $56.2 million associated with the first six semi-annual interest payments on our 4.75% convertible senior notes due 2015. Due to the nature of these investments, if market interest rates were to increase immediately and uniformly by 10% from levels as of December 31, 2009 the decline in fair value would not be material.

Item 8. ***Financial Statements and Supplementary Data***

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Incyte Corporation

We have audited the accompanying consolidated balance sheets of Incyte Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Incyte Corporation, at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Incyte Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 5, 2010

INCYTE CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except number of shares and par value)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 449,824	$ 178,767
Marketable securities—available-for-sale	20,594	19,257
Restricted cash	19,032	—
Accounts receivable	163,661	1,050
Prepaid expenses and other current assets	2,944	6,420
Total current assets	656,055	205,494
Marketable securities—available-for-sale	3,513	19,759
Restricted cash	37,191	—
Property and equipment, net	1,752	2,796
Intangible and other assets, net	13,879	4,339
Total assets	$ 712,390	$ 232,388
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 20,964	$ 15,679
Accrued compensation	13,418	9,330
Interest payable	7,094	5,273
Accrued and other current liabilities	17,441	14,893
Deferred revenue	67,030	62
Accrued restructuring	6,879	5,100
Total current liabilities	132,826	50,337
Convertible senior notes	308,059	130,969
Convertible subordinated notes	135,079	265,198
Deferred revenue	238,169	—
Other liabilities	641	6,634
Total liabilities	814,774	453,138
Stockholders' deficit:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; none issued or outstanding as of December 31, 2009 and December 31, 2008	—	—
Common stock, $0.001 par value; 400,000,000 shares authorized; 118,893,326 and 97,339,849 shares issued and outstanding as of December 31, 2009 and December 31, 2008, respectively	119	97
Additional paid-in capital	1,287,974	961,214
Accumulated other comprehensive gain (loss)	707	(2,747)
Accumulated deficit	(1,391,184)	(1,179,314)
Total stockholders' deficit	(102,384)	(220,750)
Total liabilities and stockholders' deficit	$ 712,390	$ 232,388

See accompanying notes.

INCYTE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,		
	2009	2008	2007
Revenues:			
Contract revenues	$ 5,755	$ 659	$ 29,852
License and royalty revenues	3,510	3,260	4,588
Total revenues	9,265	3,919	34,440
Costs and expenses:			
Research and development	119,442	146,362	104,889
Selling, general and administrative	27,580	17,073	15,238
Other expenses	2,011	(227)	(407)
Total costs and expenses	149,033	163,208	119,720
Loss from operations	(139,768)	(159,289)	(85,280)
Interest and other income, net	50	5,306	22,431
Interest expense	(32,125)	(24,937)	(24,032)
Loss on embedded derivative liability	(34,300)	—	—
Loss on repurchase of convertible senior and subordinated notes	(5,727)	—	—
Net loss	$(211,870)	$(178,920)	$(86,881)
Basic and diluted per share data	$ (2.06)	$ (1.99)	$ (1.03)
Shares used in computing basic and diluted net loss per share	102,943	89,785	84,185

See accompanying notes.

INCYTE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,		
	2009	2008	2007
Net loss	$(211,870)	$(178,920)	$(86,881)
Other comprehensive income (loss):			
Unrealized gains (losses) on marketable securities	2,200	(3,600)	(113)
Reclassification adjustment for realized (gains) losses on marketable securities	1,254	1,381	—
Other comprehensive income (loss)	3,454	(2,219)	(113)
Comprehensive loss	$(208,416)	$(181,139)	$(86,994)

See accompanying notes.

INCYTE CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except number of shares)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances at December 31, 2006	$ 84	$ 828,936	$ (415)	$ (913,513)	$ (84,908)
Issuance of 222,654 shares of Common Stock upon exercise of stock options and 337,689 shares of Common Stock under the ESPP	1	2,325	—	—	2,326
Stock compensation expense	—	10,059	—	—	10,059
Other comprehensive loss	—	—	(113)	—	(113)
Net loss	—	—	—	(86,881)	(86,881)
Balances at December 31, 2007	$ 85	$ 841,320	$ (528)	$(1,000,394)	(159,517)
Issuance of 289,031 shares of Common Stock upon exercise of stock options and 442,749 shares of Common Stock under the ESPP	—	3,226	—	—	3,226
Issuance of 12,075,000 shares of Common Stock	12	101,642	—	—	101,654
Stock compensation expense	—	15,026	—	—	15,026
Other comprehensive loss	—	—	(2,219)	—	(2,219)
Net loss	—	—	—	(178,920)	(178,920)
Balances at December 31, 2008	$ 97	$ 961,214	$(2,747)	$(1,179,314)	$(220,750)
Issuance of 104,919 shares of Common Stock upon exercise of stock options and 748,558 shares of Common Stock under the ESPP	1	2,060	—	—	2,061
Issuance of 20,700,000 shares of Common Stock	21	132,315	—	—	132,336
Stock compensation expense	—	9,980	—	—	9,980
Other comprehensive income	—	—	3,454	—	3,454
Reclassification of embedded derivative liability	—	182,405	—	—	182,405
Net loss	—	—	—	(211,870)	(211,870)
Balances at December 31, 2009	$119	$1,287,974	$ 707	$(1,391,184)	$(102,384)

See accompanying notes.

INCYTE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net loss	$(211,870)	$(178,920)	$(86,881)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Non-cash restructuring charges	2,011	(227)	(407)
Depreciation and amortization	16,690	13,071	12,963
Stock-based compensation	9,980	15,026	10,059
Loss on embedded derivative liability	34,300	—	—
Loss on repurchase of convertible senior and subordinated notes	5,727	—	—
Impairment of long-term investments and marketable securities	1,254	1,381	—
Realized loss (gain) on long-term investments and marketable securities, net	85	(700)	(8,479)
Changes in operating assets and liabilities:			
Accounts receivable	(162,611)	501	522
Prepaid expenses and other assets	3,954	467	1,121
Accounts payable	5,285	7,873	1,890
Accrued and other liabilities	2,416	1,255	2,349
Deferred revenue	305,137	(587)	(25,831)
Net cash provided by (used in) operating activities	12,358	(140,860)	(92,694)
Cash flows from investing activities:			
Capital expenditures	(387)	(698)	(1,153)
Purchases of marketable securities	—	—	(45,024)
Sales of marketable securities	1,212	58,846	135,150
Maturities of marketable securities	15,627	47,745	81,389
Net cash provided by investing activities	16,452	105,893	170,362
Cash flows from financing activities:			
Proceeds from issuance of common stock under stock plans	2,061	3,226	2,325
Net proceeds from issuance of common stock	132,336	101,654	—
Changes in restricted cash	(56,223)	—	—
Repurchase of convertible senior and subordinated notes	(223,289)	—	—
Net proceeds from issuance of convertible senior and subordinated notes	387,369	—	10,000
Net cash provided by financing activities	242,254	104,880	12,325
Change in currency translation adjustment	(7)	—	—
Net increase in cash and cash equivalents	271,057	69,913	89,993
Cash and cash equivalents at beginning of year	178,767	108,854	18,861
Cash and cash equivalents at end of year	$ 449,824	$ 178,767	$108,854
Supplemental Schedule of Cash Flow Information			
Interest paid	$ 15,141	$ 14,064	$ 13,464
Taxes paid	$ —	$ —	$ —

See accompanying notes.

INCYTE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business. Incyte Corporation ("Incyte," "we," "us," or "our") is a drug discovery and development company focused on developing proprietary small molecule drugs to treat serious unmet medical needs. We have a pipeline with programs focused primarily in the areas of oncology and inflammation.

Principles of Consolidation. The consolidated financial statements include the accounts of Incyte Corporation and our wholly owned subsidiaries. All material inter-company accounts, transactions, and profits have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk. Cash, cash equivalents, marketable securities and trade receivables are financial instruments which potentially subject us to concentrations of credit risk. The estimated fair value of financial instruments approximates the carrying value based on available market information. We primarily invest our excess available funds in notes and bills issued by the U.S. government and its agencies and corporate debt securities and, by policy, limit the amount of credit exposure to any one issuer and to any one type of investment, other than securities issued or guaranteed by the U.S. government. Our customers for our information products are primarily pharmaceutical and biotechnology companies which are typically located in the United States and Europe and our other receivables relate to our collaborative agreements with pharmaceutical companies. We have not experienced any significant credit losses on cash, cash equivalents, marketable securities or trade receivables to date and do not require collateral on receivables.

Cash and Cash Equivalents. Cash and cash equivalents are held in U.S. banks or in custodial accounts with U.S. banks. Cash equivalents are defined as all liquid investments and money market funds with maturity from date of purchase of 90 days or less that are readily convertible into cash and have insignificant interest rate risk.

Marketable Securities—Available-for-Sale. All marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, based on quoted market prices and observable inputs, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity (deficit). We classify marketable securities available to fund current operations as current assets on the consolidated balance sheets. Marketable securities are classified as long-term assets on the consolidated balance sheets if (i) they have been in an unrealized loss position for longer than six months and (ii) we have the ability to hold them until the carrying value is recovered and such holding period may be longer than one year. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary for available-for-sale securities are included in "Interest and other income (expense), net." The cost of securities sold is based on the specific identification method.

Accounts Receivable. As of December 31, 2009 and 2008 we had no allowance for doubtful accounts. We provide an allowance for doubtful accounts based on experience and specifically identified risks.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Accounts receivable are carried at fair value and charged off against the allowance for doubtful accounts when we determine that recovery is unlikely and we cease collection efforts.

Property and Equipment. Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets (generally three to five years). Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or lease term.

Management continually reviews the estimated useful lives of technologically sensitive equipment and believes that those estimates appropriately reflect the current useful life of our assets. In the event that a currently unknown significantly advanced technology became commercially available, we would re-evaluate the value and estimated useful lives of our existing equipment, possibly having a material impact on the financial statements.

Intangible and Other Assets. Patent application costs relating to ongoing drug discovery and development are charged to expense as incurred. In prior years, costs of patents, patent applications and patent defense for gene and genomic patents were capitalized and amortized on a straight-line basis over their estimated useful lives of approximately five years.

Income Taxes. Deferred income taxes are provided at the currently enacted income tax rates for the difference between the financial statement and income tax basis of assets and liabilities and carry-forward items. The effective tax rate and the tax basis of assets and liabilities reflect management's estimates of the ultimate outcome of various tax audits and issues. In addition, valuation allowances are established for deferred tax assets where the amount of expected future taxable income from operations does not support the realization of the asset. We believe that the current assumptions and other considerations used to estimate the current year effective and deferred tax positions are appropriate. However, if the actual outcome of future tax consequences differs from our estimates and assumptions, the resulting change to the provision for income taxes could have a material impact on our consolidated financial statements.

Financing Costs Related to Long-term Debt. Costs associated with obtaining long-term debt are deferred and amortized over the term of the related debt using the effective interest method. Such costs are included in intangibles and other assets, net on the consolidated balance sheet.

Net Income (Loss) Per Share. Our basic and diluted losses per share are calculated by dividing the net loss by the weighted average number of shares of common stock outstanding during all periods presented. Options to purchase stock and convertible debt are included in diluted earnings per share calculations, unless the effects are anti-dilutive.

Accumulated Other Comprehensive Income (Loss). Accumulated other comprehensive income (loss) consists of the following:

	December 31,	
	2009	2008
	(in thousands)	
Unrealized gains (losses) on marketable securities	$707	$(2,740)
Cumulative translation adjustment	—	(7)
	$707	$(2,747)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectability is reasonably assured. We have entered into various types of agreements for access to our information databases and use of our intellectual property. Revenues are deferred for fees received before earned or until no further obligations exist. We exercise judgment in determining that collectability is reasonably assured or that services have been delivered in accordance with the arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the customer's payment history and on the creditworthiness of the customer.

Revenues from licenses to our intellectual property are recognized when earned under the terms of the related agreements. Royalty revenues are recognized upon the sale of products or services to third parties by the licensee or other agreed upon terms. We estimate royalty revenues based on previous period royalties received and information provided by the third party licensee. We exercise judgment in determining whether the information provided by licensees is sufficiently reliable for us to base our royalty revenue recognition thereon.

Under agreements involving multiple products, services and/or rights to use assets, the multiple elements are divided into separate units of accounting when certain criteria are met, including whether the delivered items have stand alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. When separate units of accounting exist, consideration is allocated among the separate elements based on their respective fair values. The determination of fair value of each element is based on objective evidence from historical sales of the individual elements by us to other customers. If such evidence of fair value for each undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value for each undelivered element does exist or until all elements of the arrangement are delivered. When elements are specifically tied to a separate earnings process, revenue is recognized when the specific performance obligation tied to the element is completed. When revenues for an element are not specifically tied to a separate earnings process, they are recognized ratably over the term of the agreement.

In connection with our collaborative research and license agreement with Novartis International Pharmaceutical Ltd. ("Novartis"), we received an upfront non-refundable payment of $150.0 million in December 2009. Included in accounts receivable in the accompanying balance sheet at December 31, 2009 is $60.0 million due from Novartis for a milestone that was achieved in 2009 prior to the execution of the collaboration. Accordingly, this milestone was not deemed substantive. The total amount of $210.0 million was recorded as deferred revenue and will be recognized on a straight-line basis through December 2013, our estimated performance period under the agreement. In connection with our collaborative research and license agreement with Eli Lilly and Company ("Lilly") executed in 2009, we received an upfront non-refundable payment of $90.0 million in January 2010. The $90.0 million upfront fee is included in accounts receivable, was recorded as deferred revenue in the accompanying balance sheet at December 31, 2009 and will be recognized on a straight-line basis through December 2016, our estimated performance period under the agreement. In connection with our collaborative research and license agreement with Pfizer Inc. ("Pfizer"), we received an upfront non-refundable payment of $40.0 million in January 2006. The $40.0 million upfront fee was recorded as deferred revenue and was recognized on a straight-line basis over two years, our estimated performance period under the agreement. In February 2006 and October 2007, Pfizer purchased, for a total of $20.0 million, a convertible subordinated note due 2013 and a convertible subordinated note due 2014 (collectively, the "Pfizer Notes"). As the Pfizer Notes are

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

non-interest bearing, they have been discounted to their net present value. The difference between the cash received and the present value of the Pfizer Notes, plus the related beneficial conversion feature, totals $3.2 million for each note, which represented additional consideration from Pfizer under the agreement. We have accounted for this additional consideration as deferred revenue and have recognized it over our estimated performance period under the agreement. We recognized contract revenues for research services provided by our full time equivalents to Pfizer in the periods in which the services were performed. We received a $3.0 million milestone payment from Pfizer in the second quarter of 2007. Payments for all milestones that are deemed to be substantive milestones will be recognized as revenue upon the achievement of the associated milestone.

Research and Development. It is our policy to expense research and development costs as incurred. We often contract with clinical research organizations ("CROs") to facilitate, coordinate and perform agreed upon research and development of a new drug. To ensure that research and development costs are expensed as incurred, we record monthly accruals for clinical trials and preclinical testing costs based on the work performed under the contract.

These CRO contracts typically call for the payment of fees for services at the initiation of the contract and/or upon the achievement of certain clinical trial milestones. In the event that we prepay CRO fees, we record the prepayment as a prepaid asset and amortize the asset into research and development expense over the period of time the contracted research and development services are performed. Most professional fees, including project and clinical management, data management, monitoring, and medical writing fees are incurred throughout the contract period. These professional fees are expensed based on their percentage of completion at a particular date.

Our CRO contracts generally include pass through fees. Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs, including shipping and printing fees. We expense the costs of pass through fees under our CRO contracts as they are incurred, based on the best information available to us at the time. The estimates of the pass through fees incurred are based on the amount of work completed for the clinical trial and are monitored through correspondence with the CROs, internal reviews and a review of contractual terms. The factors utilized to derive the estimates include the number of patients enrolled, duration of the clinical trial, estimated patient attrition, screening rate and length of the dosing regimen. CRO fees incurred to set up the clinical trial are expensed during the setup period.

Other Expenses. We recognize other expenses in connection with our plans to exit certain activities including costs related to leased facilities to be abandoned or subleased, and other exit-related costs. These charges were incurred pursuant to formal plans developed by management. The recognition of other expenses requires our management to make judgments and estimates regarding the nature, timing, and amount of costs associated with the planned exit activity, including estimating sublease income and the fair value, less sales costs, of equipment to be disposed of. Management's estimates of future liabilities may change, requiring us to record additional restructuring charges or reduce the amount of liabilities already recorded. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that they are adequate, that no excess accruals are retained, and that the utilization of the provisions are for their intended purposes in accordance with developed exit plans.

Stock-Based Compensation. Financial Accounting Standards Board ("FASB") accounting guidance for stock compensation requires all share-based payment transactions with employees, including grants of

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

employee stock options, to be recognized as compensation expense over the requisite service period based on their fair values. The accounting guidance also requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates, to value equity-based compensation and requires the recognition of the fair value of stock compensation in the statement of operations. We recorded $10.0 million, $15.0 million and $10.1 million of stock compensation expense for the years ended December 31, 2009, 2008 and 2007, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued new accounting guidance on fair value measurements. This guidance establishes a common definition for fair value to be applied to U.S. GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. We adopted this new accounting guidance effective January 1, 2008. Also in February 2008, the FASB issued authoritative guidance deferring the effective date of the fair value guidance for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We adopted this new accounting guidance for all nonfinancial assets and nonfinancial liabilities effective January 1, 2009.

In April 2009, the FASB issued a staff position providing additional guidance on factors to consider in estimating fair value when there has been a significant decrease in market activity for a financial asset. The guidance was effective for interim and annual periods ending after June 15, 2009, and we adopted this guidance commencing with our June 30, 2009 consolidated financial statements. The implementation of this standard had no material impact on our consolidated financial statements.

In June 2008, the FASB issued new guidance related to assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for the purposes of determining whether such equity-linked financial instrument (or embedded feature) is subject to derivative accounting. We adopted this new guidance effective January 1, 2009. Pursuant to this guidance, at September 30, 2009, in connection with the issuance of our 4.75% convertible senior notes due 2015 (the "4.75% Senior Notes"), the fair value of the embedded conversion feature on September 30, 2009 of $148.1 million was recorded as a derivative liability and the carrying value of the 4.75% Senior Notes was reduced to reflect a debt discount equal to the fair value of the embedded conversion feature. The derivative liability related to the conversion feature was revalued on November 24, 2009, the date we increased the number of shares of our common stock authorized for issuance in an amount sufficient to satisfy conversion of the 4.75% Senior Notes, increasing the fair value of the derivative liability to $182.4 million as, among other factors, our stock price increased from September 30, 2009. The change in fair market value of $34.3 million was recorded in earnings. As we had reserved sufficient shares of our common stock to satisfy the conversion provisions of the 4.75% Senior Notes, the conversion feature was considered indexed to our stock and the fair value of the conversion feature was reclassified from a liability into stockholders' deficit at December 31, 2009 in the accompanying consolidated balance sheet .

In April 2009, the FASB issued a staff position which changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. The guidance is effective for interim and annual periods ending after June 15, 2009, and we adopted this guidance commencing with our June 30, 2009 consolidated financial statements. During the three months ended June 30, 2009, we recorded an other than temporary impairment charge

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

on our marketable securities of $1.3 million, which is included in interest and other income, net in the accompanying consolidated statement of operations.

In April 2009, the FASB issued a staff position requiring fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. The guidance is effective for interim and annual periods ending after June 15, 2009, and we adopted this guidance commencing with our June 30, 2009 consolidated financial statements. The implementation of this standard did not have a material impact on our consolidated balance sheet and results of operations.

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. The standard is effective prospectively for interim and annual periods ending after June 15, 2009, and we adopted this guidance commencing with our June 30, 2009 consolidated financial statements. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In July 2009, the FASB issued the FASB Accounting Standards Codification (the "Codification"). The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing literature of the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other sources. The Codification was effective for interim and annual periods ending after September 15, 2009. We adopted the Codification for the quarter ended September 30, 2009. There was no impact on our consolidated balance sheet and results of operations as this change is disclosure-only in nature.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and the scope of what constitutes a non-software deliverable. The impact of the adoption of these amendments will depend on the nature of the arrangements that we enter into subsequent to the date we adopt the amendments.

Note 2. Marketable Securities

The following is a summary of our marketable security portfolio as of December 31, 2009 and 2008, respectively.

	Amortized Cost	Net Unrealized Gains	Net Unrealized Losses	Estimated Fair Value
		(in thousands)		
December 31, 2009				
Mortgage backed securities	$ 8,546	$781	$ (33)	$ 9,294
Asset-backed securities	3,500	—	(1)	3,499
Corporate debt securities	11,309	7	(2)	11,314
	$23,355	$788	$ (36)	$24,107
December 31, 2008				
U.S. Treasury notes	$ 2,121	$ 57	$ —	$ 2,178
Mortgage backed securities	13,173	79	(1,694)	11,558
Asset-backed securities	3,582	—	(211)	3,371
Corporate debt securities	22,881	—	(972)	21,909
	$41,757	$136	$(2,877)	$39,016

As of December 31, 2009, our marketable securities, excluding equity securities, had the following maturities:

	Amortized Cost	Estimated Fair Value
	(in thousands)	
Less than one year	$11,309	$11,314
Between one and two years	—	—
Between two and five years	—	—
	11,309	11,314
Mortgage and asset-backed securities	12,046	12,793
Total	$23,355	$24,107

Actual maturities may differ from those scheduled as a result of prepayments by the issuers. Because of the potential for prepayment on mortgage and asset-backed securities, they are not categorized by contractual maturity.

Fair Value Measurements

FASB accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability ("the exit price") in an orderly transaction between market participants at the measurement date. The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value we use quoted prices and observable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources

Note 2. Marketable Securities (Continued)

independent of us. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Valuations based on observable inputs and quoted prices in active markets for similar assets and liabilities.

Level 3—Valuations based on inputs that are unobservable and models that are significant to the overall fair value measurement.

Our marketable securities consist of investments in corporate debt securities, mortgage and asset-backed securities, U.S. Treasury notes, and other U.S. government agency securities that are classified as available-for-sale. We classify marketable securities available to fund current operations as current assets on the consolidated balance sheet. Marketable securities are classified as long-term assets on the consolidated balance sheets if (i) they have been in an unrealized loss position for longer than six months and (ii) we have the ability to hold them until the carrying value is recovered and such holding period may be longer than one year.

The following fair value hierarchy table presents information about each major category of our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 (in thousands):

	Fair value measurement at reporting date using:			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2009
Cash and cash equivalents	$449,824	$ —	$—	$449,824
Marketable securities—available-for-sale	—	24,107	—	24,107
Restricted cash	56,223	—	—	56,223
Total assets	$506,047	$24,107	$—	$530,154

The following fair value hierarchy table presents information about each major category of our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 (in thousands):

	Fair value measurement at reporting date using:			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2008
Cash and cash equivalents	$178,767	$ —	$—	$178,767
Marketable securities—available-for-sale	2,178	36,838	—	39,016
Total	$180,945	$36,838	$—	$217,783

Note 2. Marketable Securities (Continued)

The table below sets forth a summary of changes in fair value of our level 3 liabilities at December 31, 2009 (in thousands):

Level 3 Liabilities	December 31, 2009
Embedded derivative liability on 4.75% Convertible Senior Notes	
Balance, beginning of year	$ —
Initial value of embedded derivative upon issuance of the 4.75% Convertible Senior Notes	148,105
Change in market value of embedded derivative	34,300
Reclassification to additional paid in capital	(182,405)
Balance, December 31, 2009	$ —

Due to the variable mix of common stock and series A preferred stock that would have been issued to satisfy the conversion of the 4.75% Senior Notes until we had reserved sufficient shares of our common stock, the embedded conversion feature was not considered indexed to our stock. As a result, the embedded conversion feature was not eligible for equity classification and was required to be bifurcated from the underlying debt instrument until we had reserved sufficient shares of our common stock. Accordingly, the fair value of the embedded conversion feature on September 30, 2009 of $148.1 million was recorded as a derivative liability and the carrying value of the 4.75% Senior Notes was reduced to reflect a debt discount equal to the fair value of the embedded conversion feature. The derivative liability related to the conversion feature was revalued on November 24, 2009, the date we increased the number of shares of our common stock authorized for issuance in an amount sufficient to satisfy conversion of the 4.75% Senior Notes. The fair value of the derivative liability was increased to $182.4 million as, among other factors, our stock price increased from September 30, 2009, and the change in fair market value of $34.3 million was recorded in earnings. As we had reserved sufficient shares of our common stock to satisfy the conversion provisions of the 4.75% Senior Notes, the conversion feature is considered indexed to our stock and the fair value of the conversion feature has been reclassified from a liability into stockholders' deficit at December 31, 2009. The debt discount related to the derivative liability will be amortized to interest expense over the six year term of the 4.75% Senior Notes using the effective interest method. We valued the embedded conversion feature using a single factor binomial lattice model, with the assistance of a valuation consultant. This model incorporates inputs such as stock price, historical volatility, risk free interest rate, equivalent bond yield, as well as assumptions about fundamental change and note holder behavior.

As of December 31, 2009, approximately $3.5 million of marketable securities were classified as long-term assets on the consolidated balance sheets as they have been in an unrealized loss position for longer than six months and we have the intent and ability to hold them until the carrying value recovers, which may be longer than one year.

Net realized gains (losses) of $(1.3) million, $(1.6) million and $(0.4) million from sale or impairment of marketable securities were included in "Interest and other income/(expense), net" in 2009, 2008 and 2007, respectively.

Note 3. Concentrations of Credit Risk

We previously had entered into agreements licensing a portion of our intellectual property, with pharmaceutical, biotechnology and agricultural companies and academic institutions. Such agreements represented 100% of license and royalty revenues in 2009, 2008 and 2007. In addition, if a customer develops certain products utilizing our technology or proprietary information, we could potentially receive royalty and milestone payments. In December 2009, we entered into a license, development and commercialization Agreement with Lilly. In November 2009, we entered into a collaboration and license Agreement with Novartis. In November 2005, we entered into a collaborative research and license agreement with Pfizer, which became effective in January 2006.

A single customer contributed 58%, 34% and 87% of total revenues for the years ended December 31, 2009, 2008 and 2007, respectively.

Three customers comprised 100% and 78% of the accounts receivable balance as of December 31, 2009 and 2008, respectively.

Note 4. License Agreements

Novartis

In November 2009, we entered into a Collaboration and License Agreement with Novartis International Pharmaceutical Ltd. Under the terms of the collaboration and license agreement, Novartis received exclusive development and commercialization rights outside of the United States to INCB18424 and certain back-up compounds for hematologic and oncology indications, including all hematological malignancies, solid tumors and myeloproliferative diseases. We retained exclusive development and commercialization rights to INCB18424 in the United States and in certain other indications. Novartis also received worldwide exclusive development and commercialization rights to our c-MET inhibitor compound INCB28060 and certain back-up compounds in all indications. We retained options to co-develop and to co-promote INCB28060 in the United States.

We received an upfront payment of $150 million in December 2009 plus an immediate $60 million milestone payment in January 2010 earned for the start of the Phase III study for INCB18424 in Europe. We may be eligible to receive future additional payments if defined development and commercialization milestones are achieved and could receive tiered, double digit royalties on future INCB18424 sales outside of the United States. Each company is responsible for costs relating to the development and commercialization of the JAK inhibitor compound in its respective territories, with costs of collaborative studies shared equally. Novartis is responsible for all costs relating to the development and commercialization of the c-MET inhibitor compound after the initial Phase I clinical trial.

The Novartis agreement will continue on a program-by-program basis until Novartis has no royalty payment obligations with respect to such program or, if earlier, the termination of the agreement or any program in accordance with the terms of the agreement. The agreement may be terminated in its entirety or on a program-by-program basis by Novartis for convenience. The agreement may also be terminated by either party under certain other circumstances, including material breach.

We determined that there were two deliverables under the agreement: (i) the ex U.S. license for INCB18424 and (ii) our obligations in connection with our participation on the joint development committee for myelofibrosis and polycythemia vera/essential thrombocythemia. We concluded that these deliverables should be accounted for as a single unit of accounting and the $150.0 million upfront payment received in December 2009 and the immediate $60.0 million milestone payment received in January 2010

Note 4. License Agreements (Continued)

should be recognized on a straight line basis through December 2013 when we estimate we will complete our obligations in connection with our participation on the joint development committee, our estimated performance period under the agreement. We have no further substantive obligations to Novartis after the completion of our obligations in connection with the joint development committee. All future milestone payments will be recognized as revenue upon the achievement of the associated milestone.

At December 31, 2009 we recorded $10.9 million of reimbursable costs incurred prior to the effective date of the agreement as deferred revenue on the consolidated balance sheet. These costs will be recognized on a straight line basis through December 2013 consistent with the aforementioned upfront and milestone payment. Future reimbursable costs incurred after the effective date of the agreement with Novartis will be recorded on a net basis. At December 31, 2009, $3.2 million of reimbursable costs are included in accounts receivable on the consolidated balance.

Contract revenue under the Novartis agreement was $5.4 million for the year ended December 31, 2009.

Lilly

In December 2009, we entered into a License, Development and Commercialization Agreement with Eli Lilly and Company. Under the terms of the Lilly agreement, Lilly received exclusive worldwide development and commercialization rights to INCB28050 and certain back-up compounds for inflammatory and autoimmune diseases. We received an initial payment of $90 million, and we may be eligible to receive future additional payments based on the achievement of defined development, regulatory and commercialization milestones and could receive tiered, double-digit royalty payments on future global sales with rates ranging up to 20% if the product is successfully commercialized.

We retained options to co-develop our JAK1/JAK2 inhibitors with Lilly on a compound-by-compound and indication-by-indication basis. Lilly will be responsible for all costs relating to the development and commercialization of the compounds unless we elect to co-develop any compounds or indications. If we elect to co-develop any compounds and/or indications, we would be responsible for funding 30% of the associated future global development costs from the initiation of a Phase IIb trial. We would receive an incremental royalty rate increase across all tiers resulting in effective royalty rates ranging up to the high twenties on potential future global sales for compounds and/or indications that we elect to co-develop. We also retained an option to co-promote products in the United States. The Lilly agreement will continue until Lilly no longer has any royalty payment obligations or, if earlier, the termination of the agreement in accordance with its terms. The agreement may be terminated by Lilly for convenience, and may also be terminated under certain other circumstances, including material breach.

We determined that there were two deliverables under the agreement: (i) the worldwide license and (ii) our obligations in connection with a co-development option. We concluded that these deliverables should be accounted for as a single unit of accounting and the $90.0 million upfront payment should be recognized on a straight line basis as revenue through December 2016 our estimated performance period under the agreement. All milestone payments will be recognized as revenue upon the achievement of the associated milestone. Reimbursable costs incurred after the effective date with Lilly will be recorded on a net basis.

Contract revenue under the Lilly agreement was $0.4 million for the year ended December 31, 2009.

Note 4. License Agreements (Continued)

Pfizer

In January 2006, we entered into a Collaborative Research and License Agreement with Pfizer Inc. for the pursuit of our CCR2 antagonist program. Pfizer gained worldwide development and commercialization rights to our portfolio of CCR2 antagonist compounds. Pfizer's rights extend to the full scope of potential indications, with the exception of multiple sclerosis and autoimmune nephritides, where we retained worldwide rights, along with certain compounds. We do not have obligations to Pfizer on pre-clinical development candidates we select for pursuit in these indications. The agreement will terminate upon the expiration of the last to expire of patent rights licensed under the agreement. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the agreement by the other party or for the insolvency of the other party. In addition, Pfizer may terminate the agreement at any time upon 90 days' notice. We received an upfront nonrefundable, non-creditable payment of $40 million in January 2006 and are eligible to receive additional future development and milestone payments. We received a $3.0 million milestone payment from Pfizer in 2007.

We determined that there were two deliverables under the agreement: (i) the worldwide license and (ii) our obligations in connection with a research plan (the "Research Plan"), which were limited to completion of chemistry and biology research services on Pfizer's behalf by our full time equivalents (FTEs). We concluded that these deliverables should be accounted for as a single unit of accounting and the $40 million upfront payment should be recognized as revenue over the two year term that we complete our obligations in connection with the Research Plan, our estimated performance period under the agreement. We have no further substantive obligations to Pfizer after the completion of our obligations in connection with the Research Plan. All milestone payments will be recognized as revenue upon the achievement of the associated milestone. Consistent with the terms of the agreement and our original expectations at the inception of the agreement, the Research Plan concluded after two years in January 2008 and, as such, there are no remaining substantive obligations to Pfizer under the agreement.

Contract revenues related to the upfront consideration received, research services provided to Pfizer, and the difference between the cash received and the present value of the Pfizer Notes, of approximately $0.7 million and $29.9 million were recognized for the years ended December 31, 2008 and 2007, respectively.

Note 5. Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2009	2008
	(in thousands)	
Office equipment	$ 648	$ 594
Laboratory equipment	14,204	14,051
Computer equipment	8,775	8,639
Leasehold improvements	2,152	2,112
	25,779	25,396
Less accumulated depreciation and amortization	(24,027)	(22,600)
	$ 1,752	$ 2,796

Note 5. Property and Equipment (Continued)

Depreciation expense, including amortization expense of leasehold improvements, was $1.4 million, $1.8 million and $3.1 million for 2009, 2008 and 2007, respectively.

Note 6. Long-Term Investments

In December 2007, we recorded a gain of approximately $8.5 million in interest and other income, net as a result of the sale of Velocity11, a privately-held life sciences technology company in which we held an ownership position. In December 2008, we received additional consideration of approximately $0.9 million after the one year escrow period elapsed relating to this sale, which was recognized as a gain in interest and other income, net.

The activity in our long-term investments, in any given period, may result in gains or losses on sales or impairment charges. Amounts realized upon disposition of these investments may be different from their carrying value.

Note 7. Intangible and Other Assets

Intangible and other assets consist of the following (in thousands):

	December 31, 2009			December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Gene and genomics-related patent costs	1,381	(1,381)	—	1,381	(1,300)	81
Debt issuance costs	21,479	(8,429)	13,050	8,582	(5,898)	2,684
Other assets	2,380	(1,551)	829	3,125	(1,551)	1,574
Total intangible and other assets	25,240	(11,361)	13,879	$13,088	$(8,749)	$4,339

Debt issuance costs relate to costs incurred in connection with the private placements of our 4.75% Senior Notes, 3½% Convertible Senior Notes due 2011 (the "3½% Senior Notes") and 3½% Convertible Subordinated Notes due 2011 (the "3½% Subordinated Notes"). Amortization expense for the years ended December 31, 2009, 2008 and 2007 related to intangible assets was $2.6 million, $1.7 million and $1.9 million, respectively.

In 2004, we sublet one of our existing facilities to a third party. Under the terms of the consent agreement with the facility's landlord, we were required to obtain a letter of credit in favor of the landlord in the amount of $2.6 million. The deposit and the related amount required under the letter of credit declines monthly on a pro-rata basis through March 2011, the remaining term of the lease agreement assigned. The deposit is included in other assets at December 31, 2009.

Note 8. Convertible Notes

The components of the Convertible Notes are as follows (in thousands):

Debt	December 31, 2009 Interest Rates	Maturities	December 31, Carrying Amount 2009	2008
3½% Convertible Senior Notes due 2011	3.5%	2011	$ 51,435	$130,969
3½% Convertible Subordinated Notes due 2011	3.5%	2011	119,011	250,000
4.75% Convertible Senior Notes due 2015	4.75%	2015	256,624	—
Pfizer Convertible Subordinated Note due 2013	0.0%	2013	8,420	7,963
Pfizer Convertible Subordinated Note due 2014	0.0%	2014	7,648	7,235
Less current portion			—	—
			$443,138	$396,167

Annual maturities of all Convertible Notes are as follows:

2010	$ —
2011	174,610
2012	—
2013	10,000
2014	10,000
Thereafter	400,000
	$594,610

The carrying amount and fair value of our Convertible Notes are as follows (in thousands):

	December 31, 2009 Carrying Amount	2009 Fair Value	2008 Carrying Amount	2008 Fair Value
3½% Convertible Senior Notes due 2011	$ 51,435	$ 58,774	$130,969	$ 81,972
3½% Convertible Subordinated Notes due 2011	119,011	119,457	250,000	139,583
4.75% Convertible Senior Notes due 2015	256,624	400,000	—	—
Pfizer Convertible Subordinated Note due 2013	8,420	8,420	7,963	7,963
Pfizer Convertible Subordinated Note due 2014	7,648	7,648	7,235	7,235
	$443,138	594,299	$396,167	$236,753

On September 30, 2009, we completed the sale, in a private placement, of $400.0 million aggregate principal amount of our 4.75% Senior Notes, which resulted in net proceeds of approximately $387.4 million. Entities affiliated with Julian C. Baker, one of our directors and principal stockholders (the "Baker Entities") purchased $160.0 million aggregate principal amount of 4.75% Senior Notes in this private placement.

The 4.75% Senior Notes bear interest at the rate of 4.75% per year, payable semi-annually on April 1 and October 1, and are due October 1, 2015. The 4.75% Senior Notes are pari passu in right of payment

Note 8. Convertible Notes (Continued)

with the 3½% Senior Notes and senior in right of payment to the 3½% Subordinated Notes and the Pfizer Notes. The Indenture governing the 4.75% Senior Notes (the "Indenture") contains a covenant that, among other things, limits our ability and the ability of any of our subsidiaries to incur additional indebtedness, create liens, or sell, lease, license, transfer or otherwise dispose of certain of our or their assets. This covenant is subject to a number of exceptions, limitations and qualifications set forth in the Indenture. We may not redeem the 4.75% Senior Notes prior to their scheduled maturity date. If we undergo a fundamental change, as defined in the Indenture, subject to certain conditions, holders may require us to repurchase their 4.75% Senior Notes at a purchase price equal to 100% of the principal amount being purchased, plus accrued and unpaid interest, up to the date of purchase. The 4.75% Senior Notes are convertible into shares of our common stock at an initial conversion rate of 113.9601 shares per $1,000 principal amount of the 4.75% Senior Notes, equivalent to an initial conversion price of approximately $8.78 per share. In addition, if, and to the extent, a holder elects to convert any 4.75% Senior Notes in connection with a make-whole fundamental change transaction, as defined in the Indenture, we will, under certain circumstances, increase the applicable conversion rate by a number of additional shares of our common stock.

In connection with the private placement of the 4.75% Senior Notes, we entered into a Pledge and Escrow Agreement, pursuant to which an aggregate of approximately $56.2 million was placed into an escrow account. Funds in the escrow account will be invested in Permitted Securities (as defined in the Pledge and Escrow Agreement), and a portion of the Permitted Securities may be redeemed or sold for cash to make each of the first six scheduled semi-annual interest payments on the 4.75% Senior Notes. Pursuant to the Pledge and Escrow Agreement, we have pledged our interest in the escrow account to the Trustee under the Indenture as security for these interest payments. The amounts held in escrow, totaling $56.2 million as of December 31, 2009, are included within restricted cash (short and long-term) in the consolidated balance sheet.

During the year ended December 31, 2009, through various privately negotiated transactions, we repurchased $96.2 million in face value of our 3½% Senior Notes and $131.0 million in face value of our 3½% Subordinated Notes. Among these transactions were the repurchases from the Baker Entities, a related party, of $38.3 million in face value of our 3½% Senior Notes at a purchase price equal to 98.74% of face value and $59.1 million in face value of our 3½% Subordinated Notes at a purchase price equal to 97.88% of face value. The prices paid by us in the repurchase transactions with the Baker Entities were equal to the weighted average prices paid by us to independent third parties in comparable transactions for the balance of the notes repurchased during this period.

Due to the variable mix of common stock and series A preferred stock that would have been issued to satisfy the conversion of the 4.75% Senior Notes until we had reserved sufficient shares of our common stock, the embedded conversion feature was not considered indexed to our stock. As a result, the embedded conversion feature was not eligible for equity classification and was required to be bifurcated from the underlying debt instrument until we had reserved sufficient shares of our common stock. Accordingly, the fair value of the embedded conversion feature on September 30, 2009 of $148.1 million was recorded as a derivative liability and the carrying value of the 4.75% Senior Notes was reduced to reflect a debt discount equal to the fair value of the embedded conversion feature. The derivative liability related to the conversion feature was revalued on November 24, 2009, the date we increased the number of shares of our common stock authorized for issuance in an amount sufficient to satisfy conversion of the 4.75% Senior Notes. The fair value of the derivative liability was increased to $182.4 million as, among other factors, our stock price increased from September 30, 2009, and the change in fair market value of

Note 8. Convertible Notes (Continued)

$34.3 million was recorded in earnings. As we had reserved sufficient shares of our common stock to satisfy the conversion provisions of the 4.75% Senior Notes, the conversion feature is considered indexed to our stock and the fair value of the conversion feature has been reclassified from a liability into stockholders' deficit at December 31, 2009. The debt discount related to the derivative liability will be amortized to interest expense over the six year term of the 4.75% Senior Notes using the effective interest method. We valued the embedded conversion feature using a single factor binomial lattice model, with the assistance of a valuation consultant. This model incorporates inputs such as stock price, historical volatility, risk free interest rate, equivalent bond yield, as well as assumptions about fundamental change and note holder behavior.

In September 2006, we received proceeds of $111.9 million from the sale of $151.8 million aggregate principal amount of the 3½% Senior Notes. The 3½% Senior Notes bear interest at the rate of 3.5% per year, payable semi-annually on February 15 and August 15, and are due February 15, 2011. The 3½% Senior Notes are convertible into shares of our common stock at an initial conversion rate of 89.1385 shares per $1,000 principal amount of the 3½% Senior Notes, equivalent to an initial conversion price of approximately $11.22 per share. The 3½% Senior Notes are senior in right of payment to our outstanding 3½% Subordinated Notes and the Pfizer Notes due 2013 and 2014. The 3½% Senior Notes were issued at a discount to par of approximately $39.9 million. The 3½% Senior Notes accrete up to their face value over the 53 month term of the notes by recording interest expense under the effective interest method.

In connection with the collaborative research and license agreement, Pfizer purchased a $10.0 million principal amount Pfizer Note in February 2006 and an additional $10.0 million principal amount Pfizer Note in October 2007. The Pfizer Notes bear no interest, are due seven years from the date of issuance and are convertible into our common stock at initial conversion prices of $6.8423 and $9.75 per share, respectively, subject to adjustments. The Pfizer Notes are subordinated to all senior indebtedness, including the 3½% Senior Notes, and pari passu in right of payment with our 3½% Subordinated Notes. We may, at our option, repay the Pfizer Notes beginning February 3, 2009 and October 10, 2010, respectively. Pfizer may require us to repay the Pfizer Notes upon a change of control, as defined. As the Pfizer Notes are non interest bearing, they have been discounted to their net present value of $6.8 million each by imputing interest at a rate of 4.5% and 3.9%, respectively, which represented market conditions in place at the time the notes were issued. The carrying value of the Pfizer Notes were $8.4 million and $7.6 million, respectively, at December 31, 2009. We will accrete the Pfizer Notes up to their face value over their term of seven years by recording interest expense under the effective interest method. The difference between the cash received and the present value of the Pfizer Notes plus the related beneficial conversion feature totals $3.2 million for each note, which represents additional consideration from Pfizer under the agreement. We have accounted for this additional consideration as deferred revenue and will recognize it over our estimated performance period under the agreement. Contract revenues related thereto of approximately $0.2 million and $4.7 million, respectively, were recognized for the years ended December 31, 2008 and 2007.

In February and March 2004, in a private placement, we issued a total of $250.0 million of the 3½% Subordinated Notes, which resulted in net proceeds of approximately $242.5 million. The notes bear interest at the rate of 3.5% per year, payable semi-annually on February 15 and August 15. The notes are subordinated to all senior indebtedness, including the 3½% Senior Notes and 4.75% Senior Notes, and pari passu in right of payment with the Pfizer Notes. The notes are convertible into shares of our common stock at an initial conversion price of approximately $11.22 per share, subject to adjustments. Holders may require us to repurchase the notes upon a change in control, as defined.

Note 9. Other Expenses

The estimates below have been made based upon management's best estimate of the amounts and timing of certain events included in the restructuring plan that will occur in the future. It is possible that the actual outcome of certain events may differ from the estimates. Changes will be made to the restructuring accrual at the point that the differences become determinable. The accrual balances for the restructuring plans are included in accrued restructuring and other liabilities (long-term) in the consolidated balance sheets.

2004 Restructuring (in thousands)

	Accrual Balance as of December 31, 2006	2007 Charges to Operations	2007 Charges Utilized	Accrual Balance as of December 31, 2007	2008 Charges to Operations	2008 Charges Utilized	Accrual Balance as of December 31, 2008	2009 Charges to Operations	2009 Charges Utilized	Accrual Balance as of December 31, 2009
Lease commitments and related costs	$11,472	$571	$(2,864)	$9,179	$(585)	$(2,806)	$5,788	$256	$(2,680)	3,364
Other costs	—	125	(125)	—	153	(153)	—	138	(138)	—
Total	$11,472	$696	$(2,989)	$9,179	$(432)	$(2,959)	$5,788	$394	$(2,818)	3,364

In February 2004, we announced a restructuring plan to close our information products research facility and headquarters in Palo Alto, California and move our headquarters to our Wilmington, Delaware pharmaceutical research and development facility. We continue to have a lease obligation for a facility extending through March 2011. As a result of the long term nature of the remaining lease obligation, we will be recording a charge each period through the March 2011 termination date of the lease related to increases in the fair value of the lease obligations which total approximately $0.1 million at December 31, 2009.

2002 Restructuring (in thousands)

	Accrual Balance as of December 31, 2006	2007 Charges to Operations	2007 Charges Utilized	Accrual Balance as of December 31, 2007	2008 Charges to Operations	2008 Charges Utilized	Accrual Balance as of December 31, 2008	2009 Charges to Operations	2009 Charges Utilized	Accrual Balance as of December 31, 2009
Lease commitments and related costs	$10,000	$(282)	$(2,184)	$7,534	$228	$(1,831)	$5,931	$1,621	$(3,396)	4,156

In November 2002, we announced plans to reduce our expenditures, primarily in research and development, through a combination of spending reductions, workforce reductions, and office consolidations. We currently have one remaining lease related to an exited site that is due to expire in December 2010. During the years ended December 31, 2009, 2008 and 2007, we recognized additional charges of $1.6 million, $0.2 million and $(0.3) million, respectively, primarily relating to this facility for lease expenses in excess of or less than amounts originally estimated. We estimated the costs based on the contractual terms of agreements and current real estate market conditions.

Note 9. Other Expenses (Continued)

Maxia Acquisition (in thousands)

	Accrual Balance as of December 31, 2006	2007 Charges to Operations	2007 Charges Utilized	Accrual Balance as of December 31, 2007	2008 Charges to Operations	2008 Charges Utilized	Accrual Balance as of December 31, 2008	2009 Charges to Operations	2009 Charges Utilized	Accrual Balance as of December 31, 2009
Lease commitments and related costs	$1,218	$(568)	$(376)	$274	$(23)	$(236)	$15	$(4)	$(11)	$ —

In 2007 we recorded $(0.6) million relating to facilities lease expenses in excess of amounts originally estimated for Maxia Pharmaceuticals, Inc. The operating lease related to the vacated facility expired in November 2008.

Note 10. Stockholders' Deficit

Preferred Stock. We are authorized to issue 5,000,000 shares of preferred stock, none of which was outstanding as of December 31, 2009. The Board of Directors may determine the rights, preferences and privileges of any preferred stock issued in the future. From September 30, 2009 to November 24, 2009 we had reserved 100,000 shares of preferred stock designated as series A preferred stock for issuance in connection with our 4.75% Senior Notes, as described in Note 8 above. On November 25, 2009, we filed a Certificate of Elimination of the Certificate of Designation of Series A Preferred Stock (the "Certificate of Elimination") with the Secretary of State of the State of Delaware relating to our Certificate of Designation of Series A Preferred Stock, which we had originally filed with the Secretary of State of the State of Delaware on September 29, 2009 (the "Certificate of Designation"). The Certificate of Elimination had the effect of eliminating from our Restated Certificate of Incorporation all matters set forth in the Certificate of Designation.

Common Stock. At the Special Meeting of Stockholders held on November 24, 2009, our stockholders approved an amendment to our Restated Certificate of Incorporation to increase the number of shares of common stock authorized for issuance from 200,000,000 shares to 400,000,000 shares. Following the Special Meeting of Stockholders, we filed a Certificate of Amendment of the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to amend our Restated Certificate of Incorporation to effect the increase in the number of authorized shares of our common stock.

On September 30, 2009, we completed a public offering of 20,700,000 shares of our authorized but unissued common stock at a price to the public of $6.75 per share pursuant to an effective shelf registration statement, which resulted in net proceeds of approximately $132.3 million. The Baker Entities purchased an aggregate of 2,000,000 shares of common stock in this offering.

On August 6, 2008, we completed a public offering of 12,075,000 shares of our common stock at a price to the public of $9.00 per share pursuant to an effective shelf registration statement, resulting in net proceeds of approximately $101.7 million after deducting the underwriting discount and offering expenses. The Baker Entities purchased an aggregate of 1,100,000 shares of common stock in this offering.

Stock Compensation Plans. As of December 31, 2009, we had reserved a total of 22,415,201 shares of our common stock for future issuance related to our stock plans as described below. Summaries of stock option activity for our stock option plans as of December 31, 2009, 2008 and 2007, and related information for the years ended December 31 are included in the plan descriptions below.

Note 10. Stockholders' Deficit (Continued)

1991 Stock Plan. In November 1991, the Board of Directors adopted the 1991 Stock Plan (the "Stock Plan"), which was amended and restated for issuance of common stock to employees, consultants, and scientific advisors. Options issued under the plan are, at the discretion of the compensation committee of the Board of Directors, either incentive stock options, non-statutory stock options or restricted stock units. The exercise prices of incentive and non-statutory stock options granted under the plan are not less than the fair market value on the date of the grant, as determined by the Board of Directors. Options granted after February 2007 generally vest over three years, pursuant to a formula determined by our Board of Directors, and expire after seven years. Options granted prior to February 2007 generally vest over four years, pursuant to a formula determined by our Board of Directors, and expire after ten years. Certain options granted in 2002 vest pro rata monthly over three years and expire after ten years. In May 2007, our stockholders approved an increase in the number of shares of common stock reserved for issuance under the Stock Plan from 22,350,000 to 25,350,000. In May 2008, our stockholders approved an increase in the number of shares of common stock reserved for issuance under the Stock Plan from 25,350,000 to 29,350,000. In May 2009, our stockholders approved an increase in the number of shares of common stock reserved for issuance under the Stock Plan from 29,350,000 to 30,475,000.

Non-Employee Directors' Stock Option Plan. In August 1993, the Board of Directors approved the 1993 Directors' Stock Option Plan (the "Directors' Plan"), which was later amended. The Directors' Plan provides for the automatic grant of options to purchase shares of common stock to our non-employee directors. In June 2005, our stockholders approved an increase in the number of shares of common stock reserved for issuance under the plan from 1,100,000 to 1,500,000. In May 2009, our stockholders approved an increase in the number of shares of common stock reserved for issuance under the Directors' Plan from 1,500,000 to 1,575,000.

Under the Directors' Plan, each new non-employee director joining the Board will receive an option to purchase 35,000 shares of common stock. Additionally, members who continue to serve on the Board will receive annual option grants for 20,000 shares exercisable in full on the first anniversary of the date of the grant. All options are exercisable at the fair market value of the stock on the date of grant.

Note 10. Stockholders' Deficit (Continued)

Activity under the combined plans was as follows:

		Shares Subject to Outstanding Options	
	Shares Available for Grant	Shares	Weighted Average Exercise Price
Balance at December 31, 2006	3,790,481	10,094,147	$ 7.94
Additional authorization	3,000,000	—	—
Options granted	(2,892,975)	2,892,975	$ 7.07
Options exercised	—	(222,654)	$ 4.90
Options expired	18,000	(18,000)	$18.31
Options cancelled	311,963	(311,963)	$ 6.57
Balance at December 31, 2007	4,227,469	12,434,505	$ 7.81
Additional authorization	4,000,000	—	—
Options granted	(3,710,000)	3,710,000	$11.14
Options exercised	—	(289,031)	$ 5.51
Options expired	50,000	(50,000)	$17.81
Options cancelled	822,998	(822,998)	$ 7.46
Balance at December 31, 2008	5,390,467	14,982,476	$ 8.67
Additional authorization	1,200,000	—	—
Options granted	(3,250,000)	3,250,000	$ 3.24
Options exercised	—	(104,919)	$ 5.49
Options expired	76,974	(76,974)	$10.45
Options cancelled	69,892	(69,892)	$ 6.84
Balance at December 31, 2009	3,487,333	17,980,691	$ 7.71

Options to purchase a total of 13,083,297, 9,679,227 and 7,593,670 shares as of December 31, 2009, 2008 and 2007, respectively, were exercisable and vested. The aggregate intrinsic value of options exercised for the years ended December 31, 2009, 2008 and 2007 were $0.2 million, $1.5 million and $0.7 million, respectively. At December 31, 2009 the aggregate intrinsic value of options outstanding and vested options are $41.3 million and $39.6 million, respectively.

Note 10. Stockholders' Deficit (Continued)

The following table summarizes information about stock options outstanding as of December 31, 2009 for the 1991 Stock Plan and the 1993 Directors' Stock Option Plan:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.46 - $2.80	234,000	7.83	$ 2.71	—	N/A
$2.99 - $3.11	2,822,000	6.07	$ 3.11	2,500	$ 3.10
$3.36 - $5.43	1,252,118	4.64	$ 4.65	1,132,337	$ 4.72
$5.46 - $5.46	1,816,648	6.03	$ 5.46	1,777,174	$ 5.46
$5.67 - $7.04	1,392,200	4.13	$ 6.13	1,142,501	$ 6.16
$7.09 - $7.09	2,144,067	4.12	$ 7.09	2,023,679	$ 7.09
$7.10 - $8.99	3,515,689	4.88	$ 8.49	3,406,644	$ 8.52
$9.03 - $11.89	1,265,700	3.80	$10.81	1,101,168	$10.88
$11.98 - $11.98	2,676,700	5.10	$11.98	1,635,725	$11.98
$13.80 - $35.00	861,569	1.84	$16.33	861,569	$16.33
	17,980,691			13,083,297	

Employee Stock Purchase Plan. On May 21, 1997, our stockholders adopted the 1997 Employee Stock Purchase Plan (the "ESPP"). In May 2006, our stockholders approved an increase in the number of shares available for grant from 3,100,000 shares to 3,850,000 shares. In May 2008, our stockholders approved an increase in the number of shares available for grant from 3,850,000 shares to 4,600,000 shares. In May 2009, our stockholders approved an increase in the number of shares available for grant from 4,600,000 shares to 5,350,000 shares. Each regular full-time and part-time employee working 20 hours or more per week is eligible to participate after one month of employment. We issued 748,558, 442,749 and 337,689 shares under the ESPP in 2009, 2008 and 2007, respectively. For the year ended December 31, 2009, 2008 and 2007 we recorded stock compensation expense of $0.6 million, $0.6 million and $0.4 million, respectively, as the ESPP is considered compensatory under the FASB stock compensation rules. As of December 31, 2009, 947,177 shares remain available for issuance under the ESPP.

Note 11. Stock Compensation

Under FASB accounting guidance for stock compensation, we recorded $10.0 million, $15.0 million and $10.1 million, respectively, of stock compensation expense on our audited consolidated statement of operations for the year ended December 31, 2009, 2008 and 2007. We utilized the Black-Scholes valuation

Note 11. Stock Compensation (Continued)

model for estimating the fair value of the stock compensation granted, with the following weighted-average assumptions:

	Employee Stock Options For the Year Ended December 31,			Employee Stock Purchase Plan For the Year Ended December 31,		
	2009	2008	2007	2009	2008	2007
Average risk-free interest rates	1.06%	2.05%	4.81%	0.96%	1.75%	4.09%
Average expected life (in years)	2.95	2.93	2.91	0.50	0.50	0.50
Volatility	72%	65%	65%	78%	84%	51%
Weighted-average fair value (in dollars)	1.52	4.87	3.22	0.78	1.59	1.24

The risk-free interest rate is derived from the U.S. Federal Reserve rate in effect at the time of grant. The expected life calculation is based on the observed and expected time to the exercise of options by our employees based on historical exercise patterns for similar type options. Expected volatility is based on the historical volatility of our common stock over the period commensurate with the expected life of the options. A dividend yield of zero is assumed based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

Based on our historical experience, we have assumed an annualized forfeiture rate of 5% for our options. Under the true-up provisions of SFAS 123R, we will record additional expense if the actual forfeiture rate is lower than we estimated, and will record a recovery of prior expense if the actual forfeiture is higher than we estimated.

Total compensation cost of options granted but not yet vested, as of December 31, 2009, was $3.6 million, which is expected to be recognized over the weighted average period of 2.98 years.

Note 12. Income Taxes

A reconciliation of income taxes at the U.S. federal statutory rate to the provision for income taxes is as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Benefit at U.S. federal statutory rate	$(74,155)	$(62,622)	$(30,408)
Unbenefitted net operating losses and tax credits	59,012	62,261	30,238
Non-deductible derivative liabilities	13,660	—	—
Other	1,483	361	170
Provision for income taxes	$ —	$ —	$ —

Note 12. Income Taxes (Continued)

Significant components of our deferred tax assets are as follows (in thousands):

	December 31,	
	2009	2008
Deferred tax assets:		
Federal and state net operating loss carryforwards	$ 475,000	$ 432,000
Federal and state research credits	50,000	45,000
Capitalized research and development	32,000	37,000
Deferred revenue and accruals	29,000	1,000
Non-cash compensation	9,000	7,000
Investments	6,000	7,000
Federal and state capital loss carryforwards	6,000	8,000
Other, net	3,000	5,000
Total gross deferred tax assets	610,000	542,000
Less valuation allowance for deferred tax assets	(610,000)	(542,000)
Net deferred tax assets	$ —	$ —

The valuation allowance for deferred tax assets increased by approximately $68.0 million, $76.0 million and $36.0 million during the years ended December 31, 2009, 2008 and 2007, respectively. Approximately $62.0 million of the valuation allowance for deferred tax assets relates to benefits from stock option deductions which, if recognized, will be charged directly to additional paid in capital. Management believes the uncertainty regarding the realization of net deferred tax assets requires a full valuation allowance.

As of December 31, 2009, we had federal and state net operating loss carryforwards of approximately $1.2 billion. We also had federal and state research and development tax credit carryforwards of approximately $51.0 million. The net operating loss carryforwards and tax credits will expire at various dates, beginning in 2010 through 2029, if not utilized. Utilization of the net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. We have not currently completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since our formation, due to the significant complexity and related cost associated with such study. There also could be additional ownership changes in the future which may result in additional limitations in the utilization of these credits.

We also had federal and state capital loss carryforwards of approximately $16.0 million that will expire beginning in 2010.

Note 13. Net Loss Per Share

For all periods presented, both basic and diluted net loss per common share are computed by dividing the net loss by the number of weighted average common shares outstanding during the period. Stock options and potential common shares issuable upon conversion of the 4.75% Senior Notes, the 3½%

Note 13. Net Loss Per Share (Continued)

Senior Notes, the 3½% Subordinated Notes and the Pfizer Notes were excluded from the computation of diluted net loss per share, as their share effect was anti-dilutive for all periods presented. The potential common shares that were excluded from the diluted net loss per share computation are as follows:

	2009	2008	2007
Outstanding stock options	17,980,691	14,982,476	12,434,505
Common shares issuable upon conversion of 4.75% Senior Notes	45,584,040	—	—
Common shares issuable upon conversion of 3½% Senior Notes(1)	4,991,667	13,531,224	13,531,224
Common shares issuable upon conversion of 3½% Subordinated Notes(1)	10,608,462	22,284,625	22,284,625
Common shares issuable upon conversion of Pfizer Note due 2013	1,461,496	1,461,496	1,461,496
Common shares issuable upon conversion of Pfizer Note due 2014	1,025,641	1,025,641	1,025,641
Total potential common shares excluded from diluted net loss per share computation	81,651,997	53,285,462	50,737,491

(1) In February 2010, the holders of $15.5 million of aggregate principal amount of the 3½% Senior Notes and $1.4 million aggregate principal amount of the 3½% Subordinated Notes elected to convert their holdings into 1,502,851 shares of common stock. On February 22, 2010 we redeemed all of the remaining outstanding 3½% Senior Notes and 3½% Subordinated Notes and, as such, common shares issuable upon conversion of the 3½% Senior Notes and 3½% Subordinated Notes will no longer be excluded from the diluted net loss per share computation.

Note 14. Segment Reporting

Our operations are treated as one operating segment, drug discovery and development.

Note 15. Defined Contribution Plan

We have a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code covering all domestic employees. Employees may contribute a portion of their compensation, which is then matched by us, subject to certain limitations. Defined contribution expense was $0.6 million, $0.6 million and $0.5 million in 2009, 2008 and 2007, respectively.

Note 16. Litigation

From time to time we have been involved in certain legal actions arising in the ordinary course of business. In management's opinion, the outcome of such actions will not have a material adverse effect on our financial position, results of operations, or liquidity.

Note 17. Related Party Transactions

The following summarizes our related party transactions. In each of the transactions noted in which a director of Incyte was at the time of the transaction in some way affiliated with the other party to the transaction, such director recused himself from voting on the related party transaction.

On September 30, 2009, we completed a public offering of 20,700,000 shares of our authorized but unissued common stock at a price to the public of $6.75 per share pursuant to an effective shelf registration statement, which resulted in net proceeds of approximately $132.3 million. The Baker Entities purchased an aggregate of 2,000,000 shares of our common stock in this offering.

On September 30, 2009, we completed the sale, in a private placement, of $400.0 million aggregate principal amount of our 4.75% Senior Notes, which resulted in net proceeds of approximately $387.4 million. The Baker Entities purchased $160.0 million aggregate principal amount of 4.75% Senior Notes in this private placement. Through various privately negotiated transactions, we repurchased $96.2 million in face value of our 3½% Senior Notes and $131.0 million in face value of our 3½% Subordinated Notes. Among these transactions were the repurchases from the Baker Entities of $38.3 million in face value of our 3½% Senior Notes at a purchase price equal to 98.74% of face value and $59.1 million in face value of our 3½% Subordinated Notes at a purchase price equal to 97.88% of face value. The prices paid by us in the repurchase transactions with the Baker Entities were equal to the weighted average prices paid by us to independent third parties in comparable transactions for the balance of the notes repurchased during this period.

On August 6, 2008, we completed a public offering of 12,075,000 shares of our authorized but unissued common stock at a price to the public of $9.00 per share pursuant to an effective shelf registration statement, resulting in net proceeds of approximately $101.7 million after deducting the underwriting discount and offering expenses. The Baker Entities purchased an aggregate of 1,100,000 shares of our common stock in this offering.

Note 18. Commitments

As of December 31, 2009, we had non-cancelable operating leases on multiple facilities and equipment, including facilities in Palo Alto, California and Wilmington, Delaware. The leases expire on various dates ranging from December 2010 to June 2013. Certain leases have renewal options for periods ranging up to 5 years. Rent expense for the years ended December 31, 2009, 2008 and 2007, was approximately $5.4 million, $4.8 million and $4.6 million, respectively.

As of December 31, 2009, future non-cancelable minimum payments under operating leases, including leases for sites included in the restructuring programs were as follows:

Year ended December 31,	Operating Leases
	(in thousands)
2010	$13.6
2011	6.7
2012	5.7
2013	2.9
2014	—
Thereafter	—
Total minimum lease payments	$28.9

Note 18. Commitments (Continued)

The amounts and timing of payments related to vacated facilities may vary based on negotiated timing of lease terminations. We have entered into sublease agreements for our vacated space with scheduled payments to us of $2.2 million (less than 1 year) and $0.4 million (years 1-3).

The table above excludes certain commitments that are contingent upon future events. The most significant of these contractual commitments that we consider to be contingent obligations are summarized below.

Commitments related to Maxia are considered contingent commitments as future events must occur to cause these commitments to be enforceable. In February 2003, we completed our acquisition of Maxia. Under the merger agreement, former Maxia stockholders have the right to receive certain earn out amounts of up to a potential aggregate amount of $14.0 million upon the occurrence of certain research and development milestones set forth in the merger agreement. Twenty percent of each earn out payment, if earned, will be paid in cash and the remaining eighty percent will be paid in shares of our common stock such that an aggregate of $2.8 million in cash and $11.2 million in our common stock (based upon the then fair value) could potentially be paid pursuant to the earn out milestones. The milestones are set to occur as Maxia products enter various stages of human clinical trials and may be earned at any time prior to the tenth anniversary of the consummation of the merger. In any event, no more than 13,531,138 shares of our common stock may be issued to former Maxia stockholders in the aggregate pursuant to the merger agreement. None of these milestones has been achieved as of December 31, 2009.

We have entered into and may in the future seek to license additional rights relating to technologies in connection with our drug discovery and development programs. Under these licenses, we may be required to pay up-front fees, milestone payments, and royalties on sales of future products.

Note 19. Interim Consolidated Financial Information (Unaudited)

(in thousands, except per share data)

	Fiscal 2009 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues(1)	671	789	939	6,866
Net loss	(40,036)	(40,035)	(43,357)	(88,443)
Basic and diluted net loss per share	(0.41)	(0.41)	(0.44)	(0.74)
Shares used in computation of basic and diluted net loss per share	97,340	97,643	98,030	118,759

Note 19. Interim Consolidated Financial Information (Unaudited) (Continued)

	Fiscal 2008 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues(2)	1,307	614	1,061	937
Net loss	(40,157)	(45,563)	(44,794)	(48,406)
Basic and diluted net loss per share	(0.47)	(0.54)	(0.48)	(0.50)
Shares used in computation of basic and diluted net loss per share	84,602	84,871	92,385	97,283

(1) In November 2009 and December 2009, we entered into a collaborative research and license agreements with Novartis and Lilly, respectively. The December 31, 2009 quarter includes $5.4 million of contract revenues relating to these agreements.

(2) In November 2005, we entered into a collaborative research and license agreement with Pfizer, which became effective in January 2006. The March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007 quarters include $6.1 million, $8.9 million, $5.9 million, and $8.9 million, respectively, of contract revenues relating to the agreement. The March 31, 2008 quarter includes $0.6 million of contract revenues relating to the agreement.

Note 20. Subsequent Event

In February 2010 the holders of $15.5 million aggregate principal amount of the 3½% Senior Notes and $1.4 million aggregate principal amount of the 3½% Subordinated Notes elected to convert their holdings to 1,502,851 shares of common stock. On February 22, 2010, we redeemed all of the remaining outstanding 3½% Senior Notes and 3½% Subordinated Notes at a price equal to 100.5% of the principal amount of the notes plus accrued and unpaid interest of $0.1 million to the redemption date. We used a total of $158.6 million in cash to fund this redemption. This redemption resulted in a $5.0 million loss primarily related to the remaining unamortized debt discount from the 3½% Senior Notes.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in internal control over financial reporting. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Incyte Corporation

We have audited Incyte Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Incyte Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Incyte Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Incyte Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2009 of Incyte Corporation and our report dated March 5, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 5, 2010

Item 9B. ***Other Information***

On November 24, 2009, we held a Special Meeting of Stockholders.

The following actions were taken at the Special Meeting:

The amendment of our Restated Certificate of Incorporation to increase the number of shares of common stock authorized for issuance from 200,000,000 shares to 400,000,000 shares was approved:

For	Against	Abstain	Broker Non-Votes
85,982,825	3,199,107	93,310	31,956,094

The adjournment of the Special Meeting, if necessary, to solicit additional proxies in the event there were insufficient votes at the time of such adjournment to amend our Restated Certificate of Incorporation, was approved:

For	Against	Abstain	Broker Non-Votes
85,339,241	3,631,270	304,731	31,956,094

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item (with respect to Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2010 Annual Meeting of Stockholders to be held on May 18, 2010 (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant" and is incorporated herein by reference.

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This disclosure is contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers and employees, including our Chief Executive Officer, Chief Financial Officer, Corporate Controller and other employees who perform financial or accounting functions. The Code of Business Conduct and Ethics sets forth the basic principles that guide the business conduct of our employees. We have also adopted a Senior Financial Officers' Code of Ethics that specifically applies to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, and others providing similar functions. Stockholders may request a free copy of our Code of Business Conduct and Ethics and our Senior Financial Officers' Code of Ethics by contacting Incyte Corporation, Attention: Investor Relations, Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, DE 19880.

To date, there have been no waivers under our Code of Business Conduct and Ethics or Senior Financial Officers' Code of Ethics. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics or Senior Financial Officers' Code of Ethics or any waivers, if and when granted, of our Code of Business Conduct and Ethics or Senior Financial Officers' Code of Ethics on our website at *http://www.incyte.com* within four business days following the date of such amendment or waiver.

Our Board of Directors has appointed an Audit Committee of three directors, currently comprised of Mr. Barry M. Ariko, as Chairman, Mr. Richard U. De Schutter and Mr. Roy A. Whitfield. The Board of Directors has also determined that current members of the Audit Committee are each qualified as Audit Committee Financial Experts under the definition outlined by the Securities and Exchange Commission.

In addition, each of the members of the Audit Committee qualifies as an "independent director" under the applicable standards of The Nasdaq Stock Market.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from the information under the captions "Election of Directors—Compensation of Directors" and "Executive Compensation" contained in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference from the information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" contained in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference from the information under the captions "Certain Relationships and Related Transactions" and "Election of Directors—Director Independence" contained in the Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from the information under the caption "Principal Accountant Fees and Services" contained in the Proxy Statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) Documents filed as part of this report:

(1) Financial Statements

Reference is made to the Index to Consolidated Financial Statements of Incyte Corporation under Item 8 of Part II hereof.

(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the Consolidated Financial Statements or the Notes thereto.

(3) Exhibits

See Item 15(b) below. Each management contract or compensatory plan or arrangement required to be filed has been identified.

(b) Exhibits

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of November 11, 2002, by and among the Company, Maxia Pharmaceuticals, Inc. and other parties signatory thereto (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed February 25, 2003).
2.2	Amendment to Agreement and Plan of Merger, dated as of December 19, 2002, by and among the Company, Monaco Acquisition Corporation, Maxia Pharmaceuticals, Inc. and Maxia Pharmaceuticals, LLC (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed February 25, 2003).
3(i)*	Integrated copy of the Restated Certificate of Incorporation, as amended, of the Company.
3(ii)	Bylaws of the Company, as amended as of September 16, 2008 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed September 18, 2008).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
4.2	Indenture, dated as of February 19, 2004, between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-114863)).
4.3.1†	Form of Convertible Subordinated Promissory Note (incorporated by reference to Exhibit 4.1 the Company's Current Report on Form 8-K/A filed February 6, 2006).
4.3.2	Schedule of notes issued by the Company in the form of Exhibit 4.3.1 (incorporated by reference to the exhibit of the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
4.4	Indenture, dated as of September 26, 2006, between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 28, 2006).

Exhibit Number	Description of Document
4.5	Indenture, dated as of September 30, 2009, between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 30, 2009).
10.1#	1991 Stock Plan of Incyte Corporation, as amended (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).
10.2#	Form of Incentive Stock Option Agreement under the 1991 Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 33-68138)).
10.3#	Form of Nonstatutory Stock Option Agreement under the 1991 Plan (incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 33-68138)).
10.4#	1993 Directors' Stock Option Plan of Incyte Corporation, as amended (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).
10.5#	Form of Indemnity Agreement between the Company and its directors and officers (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 33-68138)).
10.6	Lease Agreement dated June 19, 1997 between the Company and The Board of Trustees of the Leland Stanford Junior University (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
10.7#	1997 Employee Stock Purchase Plan of Incyte Corporation, as amended (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).
10.8#	Form of Restricted Stock Unit Agreement under the 1991 Stock Plan of Incyte Corporation (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.9#	Offer of Employment Letter, dated November 21, 2001, from the Company to Paul A. Friedman (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.10.1#	Employment Agreement, dated November 26, 2001, between Paul A. Friedman and the Company (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.10.2#	Amendment to Employment Agreement, effective as of January 1, 2009, between the Company and Paul A. Friedman. (incorporated by reference to Exhibit 10.10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.11.1	Sublease Agreement, dated June 16, 2003, between E. I. DuPont de Nemours and Company and the Company (incorporated by reference to Exhibit 10.45 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
10.11.2*	Sixth Amendment of Lease, dated December 15, 2009, by and between E. I. DuPont de Nemours and Company and the Company.

Exhibit Number	Description of Document
10.12#	Offer of Employment Letter, dated September 2, 2003, from the Company to David C. Hastings (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.13#	Offer of Employment Letter, dated September 10, 2008, from the Company to Patricia S. Andrews (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).
10.14.1#	Form of Employment Agreement, effective as of November 21, 2003 between the Company and Steven M. Friedman, David C. Hastings, Richard S. Levy, Brian W. Metcalf, Paula J. Swain, Patricia A. Schreck (effective date of December 8, 2003) and Patricia S. Andrews (effective date of October 20, 2008) (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.14.2#	Form of Amendment to Employment Agreement, effective as of January 1, 2009, between the Company and Patricia S. Andrews, Steven M. Friedman, David C. Hastings, Richard S. Levy, Brian W. Metcalf, Patricia A. Schreck and Paula J. Swain. (incorporated by reference to Exhibit 10.15.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.15†	Collaborative Research and License Agreement, dated as of November 18, 2005, by and between the Company and Pfizer Inc. (incorporated by reference to Exhibit 10.49 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.16	Note Purchase Agreement, dated as of November 18, 2005, by and between the Company and Pfizer Overseas Pharmaceuticals (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed February 6, 2006).
10.17	Amendment No. 1 to the Note Purchase Agreement, by and between the Company and Pfizer Overseas Pharmaceuticals, dated as of January 4, 2007 (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).
10.18	Amendment No. 2 to the Note Purchase Agreement, by and among the Company, Pfizer Ireland Pharmaceuticals, and Pfizer Inc., dated as of October 10, 2007 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).
10.19	Pledge and Escrow Agreement, dated as of September 30, 2009, by and among the Company, U.S. Bank National Association, as trustee, and U.S. Bank National Association, as escrow agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 30, 2009).
10.20	Letter Agreement dated September 24, 2009 among the Company and the entities named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 30, 2009).
10.21*†	Collaboration and License Agreement, entered into as of November 24, 2009, by and between the Company and Novartis International Pharmaceutical Ltd.
10.22*†	License, Development and Commercialization Agreement, entered into as of December 18, 2009, by and between the Company and Eli Lilly and Company.
12.1*	Computation of Ratios of Earnings to Fixed Charges.
21.1*	Subsidiaries of the Company.

Exhibit Number	Description of Document
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (see page 94 of this Form 10-K).
31.1*	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2*	Rule 13a-14(a) Certification of the Chief Financial Officer.
32.1**	Statement of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C Section 1350).
32.2**	Statement of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C Section 1350).

* Filed herewith.

** In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

† Confidential treatment has been requested with respect to certain portions of these agreements.

# Indicates management contract or compensatory plan or arrangement.

(c) Financial Statements and Schedules

Reference is made to Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INCYTE CORPORATION

By: /s/ PAUL A. FRIEDMAN

Paul A. Friedman
Chief Executive Officer

Date: March 5, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul A. Friedman, David C. Hastings, and Patricia A. Schreck, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL A. FRIEDMAN Paul A. Friedman	Chief Executive Officer (Principal Executive Officer) and Director	March 5, 2010
/s/ DAVID C. HASTINGS David C. Hastings	Chief Financial Officer (Principal Financial Officer) and Director	March 5, 2010
/s/ LAURENT CHARDONNET Laurent Chardonnet	Vice President, Finance and Treasurer (Principal Accounting Officer)	March 5, 2010
/s/ RICHARD U. DESCHUTTER Richard U. Deschutter	Chairman	March 5, 2010
/s/ BARRY M. ARIKO Barry M. Ariko	Director	March 5, 2010
/s/ JULIAN C. BAKER Julian C. Baker	Director	March 5, 2010
/s/ PAUL A. BROOKE Paul A. Brooke	Director	March 5, 2010
/s/ JOHN F. NIBLACK John F. Niblack	Director	March 5, 2010
/s/ ROY A. WHITFIELD Roy A. Whitfield	Director	March 5, 2010

STOCK PRICE PERFORMANCE GRAPH

The following graph illustrates a comparison of the cumulative total stockholder return (change in stock price plus reinvested dividends) of the Company's Common Stock, the Total Return Index for the NASDAQ U.S. Stocks (the "NASDAQ Composite Index"), and the Total Return Index for the NASDAQ Biotechnology Stocks (the "NASDAQ Biotechnology Index") assuming an investment of $100 in each on December 31, 2004. The Company's Common Stock is traded on the NASDAQ Global Market. The graph is required by the Securities and Exchange Commission and is not intended to forecast or be indicative of possible future performance of the Company's Common Stock.


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NASDAQ Composite
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Computer-generated image of the JAK pathway (not drawn to scale)
1. Cytokine 2. Cytokine receptor 3. Cell membrane 4. Activated JAK enzymes 5. INCB18424

Targeting the JAK Pathway

JAKs are enzymes that reside inside cells and control specific biological activities such as production of new blood cells and maintenance of immune system function. Over-activation of the JAK pathway can occur as a result of genetic mutations and/or elevated cytokine levels and lead to abnormal numbers or function of blood cells. There are four JAK enzymes, JAK1, JAK2, JAK3 and TYK2, and several JAK inhibitors are currently in development. Some target a specific JAK enzyme while others block two or more members of the JAK family. Incyte has chosen to block JAK1 and JAK2 to selectively target the two key mechanisms that are thought to lead to over-activation of the JAK pathway, genetic mutations and high levels of cytokines.

BOARD OF DIRECTORS

Chairman of the Board
Formerly Chairman
and Chief Executive Officer
DuPont Pharmaceuticals Company

President and Chief Executive Officer
Incyte Corporation

Formerly President, Chief
Executive Officer and Chairman
Mirapoint, Inc.

Managing Member
Baker Bros. Advisors, LLC

Formerly Chairman,
Alsius Corporation
Managing Member, PMSV Holdings, LLC
Formerly Senior Advisor, Morgan Stanley

Formerly Vice Chairman
and President of Global Research
and Development
Pfizer Inc.

Formerly Chairman of the Board
and Chief Executive Officer
Incyte Corporation

EXECUTIVE MANAGEMENT

President and Chief Executive Officer

Executive Vice President
and Chief Commercial Officer

Executive Vice President,
Biology and Preclinical Development

Executive Vice President
and Chief Financial Officer

Executive Vice President
and Chief Drug Development &
Medical Officer

Executive Vice President
and Chief Drug Discovery Scientist

Executive Vice President
and General Counsel

Executive Vice President,
Human Resources

Transfer Agent and Registrar
BNY Mellon Shareowner Services
PO Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
Phone: 800/851-9677
TDD for Hearing Impaired:
800/231-5469
Foreign Shareowners:
201/680-6610
TDD Foreign Shareowners:
201/680-6578
www.bnymellon.com/shareowner/isd

Annual Meeting
The Annual Meeting of Stockholders will be held May 18, 2010, at 10:00 a.m., Eastern Daylight Time, at the Hotel du Pont, 11th and Market Streets, Wilmington, Delaware.

Outside Counsel
Pillsbury Winthrop Shaw Pittman LLP

Independent Registered Public Accounting Firm
Ernst & Young LLP

Market Information
Incyte's Common Stock trades on The Nasdaq Global Market under the symbol INCY.

Investor Relations
You can obtain recent press releases and other publicly available information on Incyte by visiting our web site at www.incyte.com.

Contact
Pamela Murphy
Vice President, Investor Relations and
Corporate Communications
Email: pmurphy@incyte.com

Corporate Headquarters
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road
Building E336
Wilmington, Delaware 19880
302/498-6700

Forward-looking Statements

Except for the historical information set forth herein, the matters set forth in this annual report, including without limitation statements regarding our anticipated future success in drug discovery and development, plans regarding our product pipeline, plans and expected timelines for advancing our drug candidates through clinical trials, NDA submission and potential commercialization, potential therapeutic and commercial value, including attributes and indications of our drug candidates, intentions to build our commercial operations and commercialize drug candidates ourselves, and our expectations with respect to our agenda and goals for 2010, contain predictions, estimates and other forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that results of clinical trials may be unsuccessful or insufficient to meet applicable regulatory standards, the high degree of risk associated with drug development and clinical trials, the uncertainty of the FDA and European approval process, risks related to the timing of and patient enrollment in clinical trials, the impact of competition and technological advances, the results of further research and development, unanticipated delays, risks associated with our dependence on our relationships with our collaborators, risks related to obtaining effective patent coverages for our products and other risks detailed from time to time in Incyte's filings with the Securities and Exchange Commission, including our Form 10-K for the year ended December 31, 2009. Incyte disclaims any intent or obligation to update these forward-looking statements.